This Draft Registration Statement submission No. 2 is confidentially submitted to the U.S. Securities and Exchange Commission on April 10, 2025 and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________________

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________________________________

JM Group Limited
(Exact name of registrant as specified in its charter)

________________________________________________

British Virgin Islands	5092	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 812, 8/F, Harbour Center Tower 1,
1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong
Tel: +852 2770 2712

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________________________________

[•]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________________________________

With a Copy to:

Arila E. Zhou, Esq. Joy Hui, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Jing Ye, Esq. Ye & Associate, P.C. 135-15 40th Road, Suite 402 Flushing, NY 11354 Tel: (929)-300-7489

________________________________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2025

[•] Ordinary Shares

JM Group Limited

This is a firm commitment initial public offering of [•] ordinary shares of JM Group Limited (the “Company” or “JM Group”, and when referring to the consolidated company including the Company’s subsidiaries, “we”, “us”), par value $1.00 per share (“Ordinary Shares”). The estimated initial public offering price for the Ordinary Shares in the offering is expected to be between $[•] and $[•] per Ordinary Share.

JM Group will reserve the symbol “[•]” for the purpose of listing its Ordinary Shares on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of JM Group’s Ordinary Shares on the Nasdaq Capital Market. JM Group will not proceed to consummate this offering if Nasdaq denies its listing application. However, there can be no guarantee or assurance that the offering will be closed and JM Group’s Ordinary Shares will be approved for trading on the Nasdaq Capital Market.

Investing in JM Group’s Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 21 of this prospectus to read about factors you should consider before buying JM Group’s Ordinary Shares.

As of the date of this prospectus, JM Group has [•] Ordinary Shares issued and outstanding. JM Group’s Chief Executive Officer and Chairman, Mr. Chun Kwok Stanley Ting, beneficially owns 510 Ordinary Shares, representing 51% of the total voting power of JM Group’s issued and outstanding share capital. Each Ordinary Share is entitled to one vote. Upon the completion of this offering, JM Group will have [•] Ordinary Shares issued and outstanding. Mr. Ting, will beneficially own 510 Ordinary Shares, representing [•]% of the total voting power of JM Group’s issued and outstanding share capital immediately following the completion of this offering, assuming that the underwriter does not exercise its over-allotment option. As such, Mr. Ting will control matters subject to a vote by JM Group’s shareholders, and JM Group will be a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power for the election of directors will be held by Mr. Ting. As a “controlled company,” JM Group is permitted to elect not to comply with certain corporate governance requirements. If JM Group relies on these exemptions in the future, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Prospectus Summary — Implications of Being a Controlled Company” on page 15 for additional information.

JM Group is a holding company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operations, JM Group’s operations are conducted by its wholly-owned subsidiary, JM Manufacturing (HK) Limited (“JM Manufacturing HK”), in Hong Kong, a special administrative region of the People’s Republic of China (the “PRC”). This is an offering of the Ordinary Shares of JM Group, the holding company incorporated in BVI, instead of shares of JM Manufacturing HK, JM Group’s operating entity in Hong Kong. You may never directly hold any equity interest in JM Group’s operating entity.

We are not based in mainland China and do not have operations or generate revenue in mainland China, except that the manufacturers that manufacture our products are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, and do not foresee the need to enter into any contractual arrangements with a variable interest entity (“VIE”) to establish a VIE structure in mainland China. For the fiscal years ended December 31, 2023, and 2022, we generated all our revenues from Hong Kong.

Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, in light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong, and it is possible that all the legal and operational risks associated with being based in and having operations in mainland China may also apply to operations in Hong Kong at any time with little or no advance notice. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government may intervene or influence our current and future operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers like JM Group. Such governmental actions, if and when they occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer JM Group’s Ordinary Shares to investors; and (iii) may cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

Although we do not operate our business in mainland China, we are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. In addition, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to whether in the future we will be required to obtain permissions or approvals from the authorities of mainland China to operate our business or to list JM Group’s securities on the U.S. exchanges and offer securities.

As of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with supplying manufacturers located in mainland China to manufacture our products, (iii) none of our customers are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv) only, including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe we are currently not required to obtain any permission or approval from the Cyberspace Administration of China (the “CAC”) or any other governmental authorities of mainland China to operate our business or to list JM Group’s securities on the U.S. exchanges and offer securities, nor have we been denied of any permissions or approvals from the authorities of mainland China.

Article 15 of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, promulgated by the China Securities Regulatory Commission (the “CSRC”) on February 17, 2023 and became effective on March 31, 2023, provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by a mainland China company and such issuer shall fulfill the CSRC filing procedure prior to its listing on the foreign stock markets: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by mainland China companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in JM Group’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, JM Manufacturing HK located outside mainland China; (ii) we do not have any equity interest in any supplying manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens nor have their residence located inside mainland China, we believe that it is unlikely that we meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are required to fulfill the filing procedures with the CSRC to list JM Group’s securities on a U.S. securities exchange or issue securities to foreign investors. However, as the Overseas Listing Trial Measures were newly published and CSRC has the final interpretation right of the Overseas Listing Trail Measures, there are substantial uncertainties that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions.

Based on the foregoing, we do not currently expect the laws and regulations of mainland China to have any material impact on our business, financial conditions or results of operations and we are currently not subject to the government of mainland China’s direct influence or discretion over the manner in which we conduct our business activities outside of mainland China.

Furthermore, Tian Yuan Law Firm LLP, JM Group’s Hong Kong counsel, has advised JM Group that, as of the date of this prospectus, JM Group is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

Nevertheless, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and JM Group’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like us, it may result in a material change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 33 and “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page 35 of this prospectus for more information.

In addition, JM Group’s Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter market under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect JM Group’s auditors for three consecutive years. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) mainland China of the PRC, and (ii) Hong Kong; and such report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on selected registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. At the same time, the PCAOB also made it clear that it does not have to wait another year to reassess its determinations. Should the PCAOB deem that the PRC authorities obstruct or otherwise fail to facilitate its access in any way and at any point in the future, the PCAOB has the right to act immediately to consider the need to issue a new determination and vacate its determination issued on December 15, 2022. Should that happen, we could be named as a “Covered Issuer” and if the PCAOB determines that our auditor has not been subject to PCAOB inspections for two consecutive years already, it could require the SEC to prohibit our securities from trading on any U.S. stock exchanges. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified as a firm subject to the PCAOB’s determination. JM Group’s auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess JM Group’s auditor’s compliance with the applicable professional standards with the last inspection in November 2024. Notwithstanding the foregoing, in the event that, in the future, the PCAOB determines that it is not able to fully conduct inspections of JM Group’s auditor for two consecutive years, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, trading of its securities on a national securities exchange or in the over-the counter market may be prohibited under the HFCA Act and JM Group’s access to the U.S. capital markets may be limited or restricted. On June 22, 2021, the U.S. Senate passed the AHFCAA, which would reduce the period of time for foreign companies to comply with the PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. The delisting of JM Group’s Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to JM Group’s Ordinary Shares and This Offering — Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in JM Group’s securities may be prohibited under the HFCA Act if the SEC subsequently determines JM Group’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist JM Group’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on page 44 of this prospectus for more information.

JM Group is permitted under the laws of BVI to provide funding to its subsidiary JM Manufacturing HK through loans or capital contributions without restrictions on the amount of the funds. Save for a BVI company meeting the solvency test set out in section 56 of the BVI Act, there are no restrictions or limitation under the laws of BVI on JM Group’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors. JM Manufacturing HK is permitted under the laws of Hong Kong to provide funding to JM Group through dividend distribution without restrictions on the amount of the funds. Both JM Group and JM Manufacturing HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Neither JM Group nor its subsidiary has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities. Any future determination related to JM Group’s dividend policy will be made at the discretion of JM Group’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

As of the date of this prospectus, JM Manufacturing HK has distributed dividends as follows: On October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 (US$113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 (US$1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 (US$115) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 (US$,149,307) to the shareholder on October 31, 2022. If JM Group determines to pay dividends on any of its Ordinary Shares in the future, as a holding company, JM Group will be dependent on receipt of funds from JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group’s Hong Kong subsidiary, JM Manufacturing HK. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” on page 57 and “Risk Factors — Risks Related to Our Corporate Structure — JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of its subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.” on page 33 of this prospectus for more information.

JM Group is an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of JM Group’s Being an Emerging Growth Company” on pages 21 and 14, respectively.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share		Total
Public offering price(1)	$	[•]	$	[•]
Underwriter discounts(2)	$	[•]	$	[•]
Proceeds to JM Group, before expenses(3)	$	[•]	$	[•]

____________

(1)      Initial public offering price per share is assumed as $[•] per share, which is the midpoint of the range set forth on the cover page of this prospectus. The table above assumes that the underwriter does not exercise its over-allotment option. For more information, see “Underwriting” beginning on page 128 of this prospectus.

(2)      An underwriting discount equal to 7% of the public offering price will be provided to the underwriter. See the section titled “Underwriting” beginning on page 128 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses.

(3)      The total estimated expenses related to this offering are set forth in the section entitled “Underwriting” beginning on page 128 of this prospectus.

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. [We have granted the underwriter an option for a period of 45 days after the closing date of the offering to purchase up to [15]% of the total number of the Ordinary Shares to be offered by us pursuant to this offering (excluding Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriter exercises the option in full, assuming an offering price of $[•] per Ordinary Share, which is the midpoint of the range set forth on the cover page of this prospectus, the total gross proceeds to JM Group, before underwriting discounts and expenses, will be $[•].

The underwriter expects to deliver the shares to purchasers in the offering on or about [•], 2025.

JM Group may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

Prospectus dated [•], 2025

JM Group and the underwriter have not authorized any person to give you any supplemental information or to make any representations for JM Group. You should not assume that the information contained in this prospectus or any prospectus supplement are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. JM Group is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information in this registration statement is not complete and is subject to change. No person should rely on the information contained in this document for any purpose other than participating in JM Group’s proposed offering, and only prospectus dated hereof, is authorized by f to be used in connection with our proposed offering. The preliminary prospectus will only be distributed by JM Group and no other person has been authorized by JM Group to use this document to offer or sell any of JM Group’s securities.

Until [•], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “we”, or “us” in this prospectus are to JM Group Limited, a British Virgin Islands company and its subsidiary, JM Manufacturing (HK) Limited, a company incorporated under the laws of Hong Kong, unless the context otherwise indicates;

•        “BVI” are to the “British Virgin Islands”;

•        “BVI Act” are to the BVI Business Companies Act (Law Revision 2020) (as amended);

•        “China” or the “PRC” are to the People’s Republic of China;

•        the “Company” or “JM Group” are to JM Group Limited, a BVI company;

•        “mainland China” are to the mainland of the People’s Republic of China excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “JM Manufacturing HK” are to JM Manufacturing (HK) Limited, a company incorporated under the laws of Hong Kong with limited liability on June 17, 2016;

•        “Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China for the purposes of this prospectus only;

•        “HKD” or “HK Dollar” are to the legal currency of Hong Kong;

•        “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

•        “U.S. GAAP” are to generally accepted accounting principles in the United States; and

•        “shares” or “Ordinary Shares” are to the ordinary shares of JM Group Limited, par value $1.00 per share.

JM Group does not have any material operations of its own and JM Group is a holding company with operations conducted in Hong Kong through its Hong Kong subsidiary JM Manufacturing HK, using Hong Kong dollars, the currency of Hong Kong. JM Group’s reporting currency is Hong Kong dollars. Unless otherwise noted, all translation from HKD into US$ in this prospectus are made at a rate of HKD7.8308 to US$1.0000, as published in H.10 statistical release of the United States Federal Reserve Board as of September 29, 2023,

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, JM Group urges you to read the entire prospectus carefully, especially the risks of investing in JM Group’s Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy JM Group’s Ordinary Shares.

Business Overview

We are a Hong Kong-headquartered sourcing solutions provider. Aimed to promote better lifestyle choices for consumers, we globally source and wholesale a wide array of products that can be broadly classified into eight (8) major categories: (i) sports and outdoor recreation products, (ii) toys and games, (iii) seasonable décor and party supplies, (iv) electronics, (v) home and tools, (vi) school, office and art supplies, (vii) clothing, shoes and accessories, (vii) personal care products, and (viii) others.

Our customers range from retailers, distributors to wholesalers across regions, including Australia, Hong Kong, Mexico and the United States. Our suppliers are primarily manufacturers producing the products either based on the product design we produce and approved by our customers or based on the design of our customers. Our supplying manufacturers are primarily located in mainland China.

Our Products

Over years of operation, we sourced and wholesaled a wide range of merchandises for retailers, distributors, and brand owners, primarily consisting of eight (8) categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) electronics, including electronic toys and automotive battery, (v) home and tools, (vi) school, office and art supplies, including art and craft, (vii) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) others.

Sales Revenue by Product Category
for the Years Ended September 30, 2023 and 2024
PERCENTAGE
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2.0%
25.8%
2.5%
6.3%
1.8%
5.0%
5.0%
3.0%
31.5%
20.3%
24.6%
24.7%
32.2%
14.9%
0.3%
0.0%
Clothing, shoes and accessories
Home and tools
Personal care
School, office and art supplies
Seasonal décor and party supplies
Sports and outdoors
Toys and games
Others
PRODUCT CATEGORY
9/30/2023
9/30/2024

Our Value-added Services

To support our sourcing and wholesales business, we are committed to conducting market research, creating trend guidance, designing and developing new products and packaging, and offering quality management services, which are not independently revenue generating but are critical value-added services integral to our business model.

•        Market Research and trend guidelines:    Our research and development team periodically performs market and industry research on product trend and development, product and packaging design, global sales outlook for the current and potential product series, regulatory and compliance requirements. This team also proposes and prepares internal guidelines and product development plan and analysis based on its researches and communicates with our merchandising team for the purpose of planning sales and marketing activities, exploring new product lines, and advising our customers on issues affecting product design, product features and functionality, and product packaging.

•        Product and Packaging Design and Development:    In addition to collaborating with our supplying manufacturers for the production based on the request and specification of our customers, we innovate new design and create prototype of new products and packaging in-house based on the research and analysis performed by our research and development team. Such design and prototypes require approval from our customers and the related IP rights are ultimately owned by our customers.

•        Quality Management:    We have developed internal standard operating procedures (SOPs) and quality management procedures tailored to our business operations to achieve quick product samplings and product launching for customers and quality control.

Our Supplying Manufacturers

Close collaboration with our supplying manufacturers specialized in producing merchandises to brand owners and retailers globally is critical to our business operation and success. When selecting and evaluating manufacturers, we consider a number of business factors such as market reputation, quality, cost, production capacity and on-time delivery.

For our manufacturing orders, we typically send our instructions to our supplying manufacturers to produce based on the design approved by our customers as well as product specification, quality, cost, capacity, delivery schedule as requested by our customers.

We usually work with manufacturers that pass our assessment of, among others, quality, production capacity, ability to deliver and cost. Although we have not entered into any long-term contracts with our major manufacturers, we have forged long-term relationships with many of them based on history of close collaboration.

Our manufacturers are primarily located in China and other countries or regions in East and Southeast Asia, such as Vietnam and India. During the year ended September 30, 2024, our supplying manufacturers in the People’s Republic of China, Hong Kong, Vietnam, and India represented 71%, 27.8%, 1.1% and 0% respectively, in terms of our total purchase. During the year ended September 30, 2023, our supplying manufacturers in China, Hong Kong, Vietnam, India, Japan and Taiwan represented 88.4%, 2.1%, 7.8%, 1.1%, 0.4% and 0.2%, respectively, in terms of our total purchase.

Sales and Marketing

Instead of setting up a specialized marketing team, our merchandising team is responsible for the day-to-day marketing work because through pitching customers for product orders, the merchandising team builds relationships with customer buyers directly, and therefore they have the advantage of communicating with our sales representatives and customer buyers directly. Established relationships and direct communication can lead to more fruitful marketing.

We conduct direct sales with our corporate customers through our merchandising team and third-party sales representatives. We develop customer base through referral by customer buyers and referral by our third-party sales representatives.

Typically, after our senior management onboard new customers, our merchandising team are responsible for customer relationship maintenance.

Our customers are retailers, distributors, and brand owners. For the years ending September 30, 2024 and 2023, our top five customers accounted for 99.1% and 98.2% of our total revenue, respectively. Sales to our major customers accounted for 68.7% and 83.8% of our total revenue for the year ended September 30, 2024 and 2023, respectively.

Our customers are primarily located in the United States, Hong Kong and Mexico. During the year ended September 30, 2024, sales to our customers in the United States dominated 72.5% of our total sales revenue, followed by customers in Hong Kong, 24.3%, Mexico, 3% and Australia, 0.2%. During the year ended September 30, 2023, sales to our customers in the United States dominated 92.0% of our total sales revenue, followed by sales to customers in Hong Kong, 2.0%, Mexico, 5.7% and Australia, 0.3%.

Research and Development

Research and development underpin our competitiveness. Our research and development is primarily associated with market and industry research and new product design and development, conducted by our merchandising team.

For more detailed information of our business, see the section entitled “Business” on page 81 of this prospectus.

Market and Industry Overview

The majority of our revenue is driven by sales of electronics, home and tools, seasonal décor and party supplies, sports and outdoors, and toys and games for the years ended September 30, 2024 and 2023. Our analysis and discussion focused on the current and future development of these sectors.

Home and tools sector

Home and tools sector primarily includes home décor for residential, commercial and hospitality consumers. The discussion below focuses on the home décor market which comprise home furniture, home textiles, flooring, wall décor and lighting.

Based on “Home Décor Market Report” published by IMARC Group, global home décor market size generated US$749.0 billion in 2023 and is estimated to produce US$1,087.5 billion by 2032 at a compound annual grow rate (CAGR) of 4.1% from 2024 through 2032. According to Market Research Future, the market size of the worldwide home décor sector in 2023 was US$619.8 billion and is estimated to surge to US$882.1 billion by 2032 at a of 4.0% from 2024 through 2032. Both researchers predicted that the market size of the home décor market in the Asia Pacific region will climb significantly by 2032 due to an expected increase in the income levels of individuals and the number of middle-class households.

Below is a list of major factors that we believe are key market drivers and opportunities for the home and tools sector:

•        Consumers are more health conscious and prefer to home décor products made of less harmful chemical materials such as eco-friendly paints, bamboo, organic cotton and natural lighting. Home décor products designed with ergonomics are gaining popularity.

•        Smart technology enables the integration of energy efficiency, eco-friendly materials, personalizable and customizable design, security features to home decoration products.

•        E-Commerce portals allow customer to gain access to a wide range of user evaluations and reviews, detailed product description and customizable interior design.

•        Social media platforms become instrumental for customers to showcase their purchase, design and ideas which impact consumer’s choice and perception of design, quality and trend of home decoration.

We believe the following are major factors that restrain the development of the home and tools sector in the near future:

•        Customers tend to reduce their budgets on home décor products during the period of economic uncertainty.

•        While market participants try to meet the increasing demand for home décor products made of eco-friendly materials, they are required to adhere to the relevant stringent safety and environmental regulations which ultimately increases the cost of manufacturing.

Seasonal décor and party supplies sector

In terms of product type, Market.US identified that party supplies include products and materials used for decorations for weddings, birthdays, corporate events and many other celebrations. Product type of party supplies consists of balloons, banners, themed decorations, invitations, tableware and disposable items.

Global seasonal décor and party supplies market

In its publication of “Party Supplies Market Size by 2032 by Types (Banner, Games, Balloon, Pinatas, Others), by Application Covered (Commercial Use, Residential Use) and Regional Forecast to 2032,” Global Growth Insights reported that the worldwide party supplies market size was US$19.83 billion 2023 and is estimated to generate approximately US$21.14 billion and US$24.02 billion in 2024 and 2032, respectively, representing a CAGR of 6.61% during the forecast period.

Market.US analyzed that the worldwide party supplies market size is projected to grow from US$13.5 billion in 2023 to US$30.8 billion in 2033 at a CAGR of 8.6% during the forecast period from 2024 to 2033. Among the various types of party supplies products, balloons and paper-based materials represented 33% and 35.5% of the global party supplies market, respectively, in 2023. Residential customers and brick-and-mortar stores accounted for 55% and 35.5% of the entire party supplies market, respectively, in 2023.

Below is a list of major factors that we believe are key market drivers and opportunities for the seasonal décor and party supplies sector:

•        Desire for personalization, unique design and customization in celebration events is higher.

•        Environmental consciousness grows among customers and demand for eco-friendly and sustainable, biodegradable and recyclable party supplies products such as compostable tableware, reusable decorations and plastic free packaging increases.

•        Technological advance enables innovation in product design and manufacturing of environmentally friendly party supplies.

•        e-Commerce platforms allow customer to gain access to a wide range of party supplies particularly personalizable and customizable products and real-time customer’s review.

•        Social media platforms become instrumental for customers to share their party set-ups and ideas which impact consumer’s choice and perception of design, quality and trend of party supplies.

•        Corporate and governmental events seek professional, themed and premium supplies that promote memorable experience.

•        Demand in the Asia Pacific region is expanding rapidly due to increasing urbanization, higher disposable income, expanding middle-class population and adopting western style celebrations which boost the demand for party supplies.

We believe the following are major factors that restrain the development of the seasonal décor and party supplies sector in the near future:

•        Competition becomes fierce as more players enter the party supplies market which led to price and margin pressures.

•        Customers tend to reduce their budgets on discretionary spendings during the period of economic uncertainty.

•        Disruptions in the supply of raw materials, production process and logistics due to geopolitical instability and global pandemic results in shortage of inventory and lost sales.

•        Consumer preferences may be fluctuating especially the trend towards biodegradable and eco-friendly products. Market players that have relied on traditional materials and production line may face challenges in adapting to such changes as investment in research and development and production line can be costly and laborious.

Sports and outdoors sector

According to Verified Market Research and Wise Guys Report, sports and outdoors sector comprises riding toys, sports toys, water toys, playground equipment, water sports toys, winter sports toys, team sports toys and motorized outdoor toys.

According to the research report of “Global Outdoor Sports Toys Research Market Report: By Product Type (Water Sports Toys, Winter Sports Toys, Team Sports Toys, Motorized Outdoor Toys), By Age Group (Toddlers (0-3 years), Preschoolers (3-5 years), School-aged Children (6-12 years), Teenagers (13-19 years), Adults (20+ years)), By Material (Plastic, Metal, Rubber, Wood, Fabric), By Distribution Channel (Online Retailers, Brick-and-Mortar Stores, Specialty Sporting Goods Stores, Discount Stores, Direct-to-Consumer), By Price Category (Low-Priced (under $50), Mid-Priced ($50-$150), High-Priced (Over $150)) and By Regional (North America, Europe, South America, Asia Pacific, Middle East and Africa) — Forecast to 2032” published by Wise Guy Reports, the global outdoor sports toy market size was approximately US$10.09 billion in 2023 and is forecasted to increment from US$10.63 billion in 2024 to US$ 16.1 billion in 2032, representing a CAGR 5.33% over the forecast period (2024-2032).

Below is a list of major factors that we believe are key market drivers and opportunities for the sports and outdoors sector:

•        Awareness of importance of overall health and development increased especially obesity and health risks keep rising. This led to growing health consciousness among consumers who become aware of the benefits of physical activity to reduce health risks.

•        Technological innovations enable the development and production of outdoor sports toys with eco-friendly, lighter and durable materials, outdoor sports toys with smart features such as built-in sensors, remote switches, app connectivity and gaming components and customization of outdoor sports toys with unique features, design and theme.

We believe the following are major factors that restrain the development of the sports and outdoors sector in the near future:

Possible economic downturns can influence consumer spending on discretionary items such as outdoor sports toys. Families tend to reduce discretionary spending particularly leisure and entertainment products.

•        Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

•        More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

•        Competition becomes more intense as low-cost producers enter the market.

Toys and games sector

In terms of product type, IMARC Group and Business Research Insights identified that global toys and games sector primarily include games and puzzles, infant and pre-school toys, construction toys, dolls and accessories, outdoor and sports toys, video games, activity games and others.

As discussed in an article “Toys and Games Market Report by Product Type (Plush Toys, Infant/Preschool Toys, Activity Toys, Dolls, Games and Puzzles, Ride-Ons, and Others), Distribution Channel (Specialty Stores, Supermarkets and Hypermarkets, Departmental Stores, Online Stores, General Stores) and Region 2024-2032” published by IMARC Group, the global toys and games size in 2023 was US$113.5 billion. IMARC Group forecasted that the size of this market sector can rise to US$170.9 billion, representing CAGR of 4.5% during 2024 through 2032.

Similarly, according to an article “Toys Market Research Report Information by Type (Preschool Toys, Soft Toys and Dolls, Action Toys, Arts and Crafts Toys, Construction Toys, Vehicles and others), Distribution Channel (Store-Based Supermarkets and Hypermarkets, Specialty Stores and others) and (Non-Store-Based) and Region (North America, Europe, Asia-Pacific and Rest of the World)- Forecast till 2032 produced by Market Research Future, toys market size was approximately US$190.76 billion 2023 and is projected to US$200.08 billion and US$299.85 billion in 2024 and 2032, respectively. Such ascension represents a CAGR of 5.19% during the forecast period from 2024 through 2032.

Below is a list of major factors that we believe are key market drivers and opportunities for the toys and games sector:

•        Awareness among parents of the educational, cultural, and entertainment benefits that toys may offer in child development increased

•        Online retail platforms provide a more accessible and convenient way to explore a wide range of toys and games.

•        Social media provides a channel for manufacturers to obtain real time information of consumer trends and preferences such as popularity of characters, themes, play experience, and eco-friendly products.

We believe the following are major factors that restrain the development of the toys and games sector in the near future:

•        Possible economic downturns can influence consumer spending on discretionary items such as toys and games. Families tend to reduce discretionary spending particularly on leisure and entertainment products.

•        Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

•        More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

•        Competition becomes more intense as low-cost producers enter the market.

For more detailed information, please see the section entitled “Market and Industry” on page 91 of this prospectus.

Competition

We are directly competing with other sourcing and wholesaling companies with design and development capabilities and supplying manufacturers in mainland China and Southeast Asia.

The majority of our revenue was derived from sales to the U.S. markets, while we also generate limited sales in the Hong Kong local markets. We anticipate that the customer demand for our toy, gift and household products going forward will be primarily affected by the demand and performance of U.S. and Hong Kong and we expect our targeted customer markets to maintain stable growth.

We mainly compete in product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship and collaboration process with our customers, which are retailers, distributors and international brand owners, comprehensive technical expertise in product design and development capabilities, and strong quality assurance system.

Competitive Strengths

Value-added services enable product personalization and customization

The ethos of “customer first” guides the operations of the whole company from the senior management to assistant merchandiser. Leveraging its knowledge of our customers’ businesses and industry trends, and close working relationships with our customer buyers and supplying manufacturers, our merchandise team are in charge of serving customers and are committed to deliver superior and responsive services to our customers.

Apart from traditional product sourcing and wholesaling, we offer value-added services such as conducting market research on product trend, design, packaging, industry outlook and procurement, advising customers on product and packaging design and features, and implementing quality control procedures.

Our internal research and development team compiles market and industry trend analysis and communicates with our merchandising team to share such information with our customers to decide product selection. Additionally, we have the capacity to develop 3D product models or prototypes and present the functionality and design of our designed products to our customers. Such value-added services enable us to personalize and customize the special requests of our customers and help our customers to meet their customers’ demands.

Advanced quality assurance and control

We have established an internal quality assurance and control system to supervise the quality, safety and reliability of the product and packaging design and features. We have flexibility to modify the procedures to meet the needs of our customers while we continue to maintain the level of quality control. We believe that such in-house quality assurance and control procedures facilitate the logistics and delivery of our products.

Furthermore, we have also set up a production management system to monitor the production of our supplying manufacturers and aim to ensure that the products meet our customers’ quality and safety requirements. As our major supplying manufacturers are based in China, our quality control team and/or third-party quality control contractors conduct onsite inspections and personnel training to aim to ensure that the supplying manufacturers adhere to our standard and procedures.

Strong relationship with supplying manufacturers supporting on-time delivery and favorable production cost

Through years of operations and our expertise in sourcing and wholesaling in our product series specifically seasonal décor and party supplies and toys and games, we have acquainted with the qualifications and credibility of our supplying manufacturers in the respective industries and have developed long-term relationship with those manufacturers who meet the production and safety standard of our customers. Such relationship enables us to negotiate for production and delivery priorities and production discounts.

To facilitate bulk-order production cycle and process of our supplying manufacturers, we make upfront payment for raw materials so that our supplying manufacturers enable to timely procure quality raw materials as requested by our customers.

Growth Strategy

Continue to expand our product offering and expand customer groups

Leveraging our accumulated industry experience, in-house technical expertise and customer relationship, we plan to continue expanding our product offerings of existing product categories and grow new product categories. For example, with our established strong relationship with supplying manufacturers who produce consumables, we plan to expand into the commodity consumables category to offer products such as frozen seafood, natural coconut water and instant cup noodles. With our growing product offering, we can provide more product variety to our existing customers and grow new sales channels and customer groups.

In addition, we plan to attend more global trade shows in the U.S., Europe, and China to attract more customers. We also plan to develop more demand by engaging third-party sales agents in markets such as Mexico, Spain, Germany and U.S.

Develop our own brand with further improved supporting structure

We may explore opportunities to start building our own brands and to enter licensing arrangements with other merchandisers to use licensed trademarks for our products. We have strong internal market research and proprietary product design expertise. We believe we may capitalize this expertise to build our own brands and attract new customers. We will apply for intellectual property protection for our own the know-hows to increase asset value and monetize on our technical skills. Once we complete the initiative of creating our own brands, we will market our brands via social media platforms and partner with retailers for joint marketing campaigns.

To support this further growth, we will hire more qualified talents to further enhance our technical and marketing capabilities. We may also consider setting up new offices for additional sourcing capabilities and showroom space for product exhibits to facilitate customer onsite preview of our product offerings.

Expand our distribution channels

Driven by their convenience, accessibility to price comparison and customer review, and wider product choices, e-commerce platforms have seen significant growth in recent years. Social media plays a vital role in driving sales and becomes a powerful tool for individual and corporate users to share ideas, showcase purchases and attract engagement. We plan to expand our distribution channels with new marketing channels and platforms to meet the consumer demand for online shopping and utilize the influence of social media.

Summary of Risk Factors

Investing in JM Group’s Ordinary Shares involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 21 of this prospectus. You should carefully the risks and uncertainties summarized below, the risks described under the “Risk Factors” section and the other information contained in this prospectus before making an investment in JM Group’s Ordinary Shares.

Risks Related to our Business

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        Our working capital deficiency raises substantial doubt regarding our ability to continue as a going concern. See more detailed discussion of this risk factor on page 21 of this prospectus.

•        We may not be able to raise additional funds or it may only be available on terms unfavorable to us or our shareholders may result in our inability to fund our working capital requirements and harm our operational results. See more detailed discussion of this risk factor on page 21 of this prospectus.

•        Our business model of upfront payment for supplying manufacturers’ raw material costs results in our reliance on credit line, increase our financing cost and restrain our business scale. See more detailed discussion of this risk factor on page 22 of this prospectus.

•        The industries we operate are highly competitive and our inability to compete effectively may materially and adversely impact our business, results of operations and financial condition. See more detailed discussion of this risk factor on page 23 of this prospectus.

•        Consumer interests change rapidly and acceptance of our products offerings are influenced by factors outside out control and making it difficult to design and develop innovative products which are and will appeal to the targeted consumers of our customers. See more detailed discussion of this risk factor on page 23 of this prospectus.

•        We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues. See more detailed discussion of this risk factor on page 24 of this prospectus.

•        We incur credit risk with our customers, and we may provide them with products and services for which we do not get paid. See more detailed discussion of this risk factor on page 24 of this prospectus.

•        We rely on a limited number of major supplying manufacturers with no written supplying contracts. A loss of any of these manufacturers could significantly negatively affect our business. See more detailed discussion of this risk factor on page 25 of this prospectus.

•        Risks associated with our manufacturers could adversely affect our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 25 of this prospectus.

•        We do not retain effective intellectual property rights protection measures. See more detailed discussion of this risk factor on page 27 of this prospectus.

•        We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. See more detailed discussion of this risk factor on page 28 of this prospectus.

•        We need to comply with the laws and regulations of the jurisdictions of our customers, including without limitation regulations on product safety and quality, failing which we could be subject to investigations and penalties imposed by regulators and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 29 of this prospectus.

•        Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. See more detailed discussion of this risk factor on page 31 of this prospectus.

Risks Related to Our Corporate Structure

We are also subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

•        JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business. See more detailed discussion of this risk factor on page 33 of this prospectus.

•        JM Group’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of JM Group’s Ordinary Shares. See more detailed discussion of this risk factor on page 33 of this prospectus.

•        If JM Group ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer. See more detailed discussion of this risk factor on page 34 of this prospectus.

•        JM Group is an “emerging growth company” within the meaning of the Securities Act, and if JM Group takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare JM Group’s performance with other public companies. See more detailed discussion of this risk factor on page 34 of this prospectus.

•        JM Group will incur increased costs as a result of being a public company, particularly after JM Group ceases to qualify as an “emerging growth company.” See more detailed discussion of this risk factor on page 35 of this prospectus.

Risks Related to Doing Business in Hong Kong

A significant portion of our operations are in Hong Kong; therefore, we face risks and uncertainties relating to doing business in Hong Kong in general, including, but not limited to, the following:

•        All of JM Manufacturing HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on JM Group’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain. See more detailed discussion of this risk factor on page 35 of this prospectus.

•        The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary. See more detailed discussion of this risk factor on page 37 of this prospectus.

•        There are political risks associated with conducting business in Hong Kong. See more detailed discussion of this risk factor on page 37 of this prospectus.

•        There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list JM Group’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that JM Group will be able to obtain such approval. See more detailed discussion of this risk factor on page 38 of this prospectus.

•        Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released and became effective by the CSRC The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder JM Group’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless. See more detailed discussion of this risk factor on page 41 of this prospectus.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong. See more detailed discussion of this risk factor on page 42 of this prospectus.

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against JM Group or its management named in the prospectus based on Hong Kong laws. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        We may be affected by the currency peg system in Hong Kong. See more detailed discussion of this risk factor on page 43 of this prospectus.

Risks Related to JM Group’s Ordinary Shares and This Offering

In addition to the risks described above, we are subject to general risks and uncertainties relating to JM Group’s Ordinary Shares and this offering, including, but not limited to, the following:

•        There has been no public market for JM Group’s Ordinary Shares prior to this offering and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith, and if an active trading market does not develop you may not be able to resell JM Group’s Ordinary Shares at or above the price you paid, or at all. See more detailed discussion of this risk factor on page 43 of this prospectus.

•        JM Group’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See more detailed discussion of this risk factor on page 46 of this prospectus.

Corporate History and Holding Company Structure

JM Manufacturing HK was incorporated under the law of Hong Kong on June 17, 2016, and our Chairman and Chief Executive Officer, Mr. Ting is the founder. In order to prepare for this offering, a series of restructure actions have been taken. On May 27, 2024, JM Group was incorporated under the laws of BVI with the sole purpose of being the holding company of JM Manufacturing HK. Upon incorporation, JM Group, JM Manufacturing HK, Mr. Ting and all minority shareholders of JM Manufacturing HK, or “JM Manufacturing HK Minority Shareholders,” entered into a share exchange agreement dated May 27, 2024 (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, JM Group issued a total of 1,000 Ordinary Shares to Mr. Ting and the JM Manufacturing HK Minority Shareholders allocated on pro rata basis in proportion to their respective holding of JM Manufacturing HK shares at $1.00 per share in exchange for their transfer of the issued and outstanding 10,000 ordinary shares of JM Manufacturing HK, representing 100% of the issued and outstanding shares of JM Manufacturing HK. As a result, JM Group becomes the holding company of JM Manufacturing HK.

On [            ], 2025, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to [            ] Ordinary Shares, par value of $[            ] per share and effectuated a forward split of all issued and outstanding shares at a ratio of [            ]-for-1.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Permission Required from the Authorities of Mainland China and Hong Kong for this Offering

As of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) our business operations are conducted in Hong Kong, and (iii) we possess personal information of less than one million individuals in the PRC and we have never been recognized as a critical information infrastructure operator in the PRC, we believe that we are currently not required to obtain any permission or approval from the CAC or any other governmental authorities of mainland China to operate our business or to list JM Group’s securities on the U.S. exchanges and offer securities, nor have we been denied of any permissions or approvals from the authorities of mainland China.

Subject to final determination by the CSRC and relevant competent authorities, based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in our audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary located outside mainland China; (ii) as of the date of this prospectus, as our business operations are conducted in Hong Kong and our senior management team are not PRC citizens and have their residence located outside mainland China, we believe that we do not meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are not required to fulfill the filing procedures with the CSRC to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, as the Overseas Listing Trial Measures were newly published, there are substantial uncertainties that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the CSRC may have substantial discretions over the determination of “indirect overseas offering and listing by a domestic company”.

Tian Yuan Law Firm LLP, our Hong Kong counsel, has advised us that, as of the date of this prospectus, we are not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities.

However, if we (i) do not receive or maintain such permissions or approvals, should such permissions or approvals be required in the future by the PRC or Hong Kong government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Furthermore, the PRC government may exert more control over offerings conducted overseas and/or foreign investment in issuers like us. Such governmental actions, if and when occur: (i) could significantly limit or completely hinder our ability to continue our operations; (ii) could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and (iii) may cause the value of such securities to significantly decline or be worthless.

Transfers of Cash to and from Our Subsidiary

JM Group is permitted under the laws of BVI to provide funding to its subsidiary in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. There are no restrictions or limitation on JM Group’s ability to distribute earnings from its businesses, including subsidiary, to the U.S. investors.

Our equity structure is a direct holding structure, where JM Group the overseas holding company to be listed in the U.S., directly holds 100% of shares of JM Manufacturing HK, our Hong Kong operating entity. Cash is transferred through our organization in the following manner: (i) funds may be transferred from JM Group, to JM Manufacturing HK in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by JM Manufacturing HK to JM Group. JM Manufacturing HK is permitted under the laws of Hong Kong to provide funding to JM Group through dividend distribution without restrictions on the amount of the funds or restrictions on foreign exchange. If JM Group intends to distribute dividends to its shareholders, it will depend on distribution of dividends from JM Manufacturing HK to JM Group in accordance with the laws and regulations of Hong Kong, and the dividends will be distributed by JM Group to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. If JM Manufacturing HK incurs debt on its own in the future, the instruments governing such debt may restrict JM Manufacturing HK’s ability to pay dividends, make distribution or transfer funds to JM Group. Subject to the BVI Act and our amended and restated memorandum and articles of association, JM Group’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of JM Group’s assets will exceed its liabilities and JM Group will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this prospectus, JM Manufacturing HK has distributed dividends as follows: On October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 (US$113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 (US$1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 (US$115) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 (US$,149,307) to the shareholder on October 31, 2022. If JM Group determines to pay dividends on any of JM Group’s Ordinary Shares in the future, as a holding company, JM Group will be dependent on receipt of funds from its Hong Kong subsidiary JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group.

Other than disclosed above, JM Group has not declared or paid any cash dividends on its capital shares. JM Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to JM Group’s dividend policy will be made at the discretion of JM Group’s board of directors after considering JM Group’s financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Within our direct holding structure, the cross-border transfer of funds within us is legal and compliant with the laws and regulations of the BVI and Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, can be directly transferred to subordinate operating entity JM Manufacturing HK via capital contribution or shareholder loans.

In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company and its subsidiary.

As of the date of this prospectus, substantially all of our operations are in Hong Kong. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of mainland China do not currently have any material impact on transfer of cash from JM Group to JM Manufacturing HK or from JM Manufacturing HK to JM Group and the investors in the U.S.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

See “Dividend Policy” on page 57 and “Risk Factors — Risks Related to Our Corporate Structure — JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.” on page 33 of this prospectus for more information.

JM Group’s Corporate Information

JM Group’s principal executive offices are located at Unit 812, 8/F, Harbour Centre Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong, and its telephone number is +852 2770 2712. JM Group’s registered office in the British Virgin Islands is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JM Group maintains a website at www.justen-marks.com.hk. The information contained in, or accessible from, JM Group’s website or any other website does not constitute a part of this prospectus.

Implications of the HFCA Act

Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditor for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange or “over-the-counter” markets. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued the Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. The PCAOB was required to assess whether it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong by the end of 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. Our auditor, WWC, P.C., is headquartered in San Mateo, California, and has been inspected by the PCAOB on a regular basis. Our auditor is not headquartered in mainland China or Hong Kong and was not identified as a firm subject to the PCAOB’s determination. JM Group’s auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess JM Group’s auditor’s compliance with the applicable professional standards with the last inspection in November 2024. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit our auditor to provide audit documentations located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange and trading on “over-the-counter” markets, may be prohibited under the HFCA Act. See “Risk Factors — Risks Related to This Offering and the Ordinary Shares — Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in JM Group’s securities may be prohibited under the HFCA Act if the SEC subsequently determines JM Group’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist JM Group’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.” on pages 44 and 45 of this prospectus for more information.

Implications of Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, JM Group qualifies as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, JM Group:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•        is not required to provide a detailed narrative disclosure discussing JM Group’s compensation principles, objectives and elements and analyzing how those elements fit with JM Group’s principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        is not required to obtain an attestation and report from JM Group’s independent registered accounting firm on its management’s assessment of JM Group’s internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        is not required to obtain a non-binding advisory vote from JM Group’s shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        is exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and Chief Executive Officer pay ratio disclosure;

•        is eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting for two years.

JM Group intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. JM Group’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, JM Group may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after JM Group’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, herein referred to as the Securities Act, or such earlier time that we no longer meet the definition of an emerging growth company.

JM Group will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which its annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that JM Group becomes a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, herein referred to as the Exchange Act, which would occur if the market value of JM Group’s Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of JM Group’s most recently completed second fiscal quarter; or (iv) the date on which JM Group has issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, JM Group will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after JM Group no longer qualifies as an emerging growth company, as long as JM Group qualifies as a foreign private issuer under the Exchange Act it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if JM Group no longer qualifies as an emerging growth company, but remain a foreign private issuer, JM Group will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Implications of Being a Controlled Company

After the completion of this Offering, and as long as JM Group’s officers and directors, either individually or in the aggregate, own at least 50% of our voting power for the election of directors, we are a “controlled company” as defined under the Rule 5615(c)(1) of the Nasdaq listing standards.

For so as JM Group is a controlled company under that definition, JM Group is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of JM Group’s board of directors must be independent directors;

•        an exemption from the rule that the compensation of JM Group’s chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that JM Group’s director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

JM Group may elect to rely on this exemption in the future. If JM Group elects to rely on the “controlled company” exemption, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factor — As a “controlled company” under the rules of the Nasdaq Capital Market, JM Group may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on JM Group’s public shareholders.”

Implications of Being a Foreign Private Issuer

JM Group is incorporated in the British Virgin Islands and more than 50% of its outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, JM Group is a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, JM Group is not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, JM Group will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

•        JM Group is not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

•        for interim reporting, JM Group is permitted to comply solely with JM Group’s home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        JM Group is not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        JM Group is exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        JM Group is not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•        JM Group is not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Ordinary Shares offered by JM Group

[•] Ordinary Shares (or [___] Ordinary Shares if the underwriters exercise the over-allotment option in full) based on an assumed initial public offering price per share is US$[___], the midpoint of the anticipated price range.

Price per Ordinary Share	Between $[•] and $[•] per Ordinary Share
Over-Allotment Option

We have granted to the underwriter a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Ordinary Shares outstanding prior to this offering	1,000 Ordinary Shares
Ordinary Shares outstanding immediately after this offering	[•] Ordinary Shares, assuming that the underwriter does not exercise its over-allotment option
Transfer Agent	[•], with its offices located at [•].
Listing

JM Group has applied to have its Ordinary Shares listed on the Nasdaq Capital Market. This offering is contingent upon the final approval from Nasdaq for the listing of JM Group’s Ordinary Shares on Nasdaq Capital Market. JM Group will not proceed to consummate this offering if Nasdaq denies its listing application.

Nasdaq Capital Market symbol	[•]
Use of proceeds	JM Group intends to use the proceeds from this offering for [•]. See “Use of Proceeds” on page 56 of this prospectus for more information.
Lock-up

JM Group’s directors, officers and all principal shareholders holding five percent (5%) or more of JM Group’s outstanding Ordinary Shares as of the effective date of the registration statement of which this prospectus forms a part (and all holders of securities exercisable for or convertible into shares of Ordinary Shares) shall enter into customary “lock-up” in favor of the Representative for a period of 180 days from the date of the offering, and each of the Company and any successors of the Company will agree for a period of 180 days from the closing of the offering, that each will not (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company. See “Shares Eligible for Future Sale” on page 120 and “Underwriting” beginning on page 128 of this prospectus for more information.

Risk factors

The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 21 of this prospectus for a discussion of factors to consider before deciding to invest in JM Group’s Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended September 30, 2024 and 2023 and the summary consolidated balance sheets as of September 30, 2024 and 2023 have been derived from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The following table presents our summary consolidated statements of income for the periods presented:

	For the Years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUE
Sales of products	119,097,976	221,238,043	28,475,930

OPERATING EXPENSES
Merchandise costs	(107,284,282)	(188,757,892)	(24,295,354)
Selling, general and administrative expenses	(33,545,670)	(29,074,299)	(3,742,203)
Total operating expenses	(140,829,952)	(217,832,191)	(28,037,557)

INCOME (LOSS) FROM OPERATIONS	(21,731,976)	(7,109,848)	(911,513)

INTEREST INCOME (EXPENSE) AND OTHER INCOME (EXPENSE)
Interest expense, net	(3,057,359)	(3,399,000)	(437,491)
Loss from foreign currency exchange	(84,123)	—	—
Government grants	108,800	—	—
Other income	—	5,559,652	715,592
Bank charge	(789,692)	(1,162,012)	(149,565)
Other expense	(728,000)	(2,169)	(279)
Total interest expense and other expense, net	(4,550,374)	996,471	128,258
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(26,282,350)	4,402,323	566,631
PROVISION FOR INCOME TAXES	—	(2,965,500)	(381,695)
NET INCOME (LOSS)	(26,282,350)	1,436,823	184,936

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,000	1,000	1,000
EARNINGS (LOSSES) PER SHARE
Basic and diluted	(26,282)	1,436	185

The following table presents our summary consolidated balance sheets as of the dates presented:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	7,911,340	4,858,613	625,360
Accounts receivables, net	26,371,136	55,063,982	7,087,380
Prepayments	13,313,016	11,006,599	1,416,678
Amount due from related party	717,488	5,948,636	765,659
Other current assets	80,713	12,816	1,650
TOTAL CURRENT ASSETS	48,393,693	76,890,646	9,896,727

NON-CURRENT ASSETS
Property and equipment, net	175,687	114,559	14,745
Deposits	408,032	516,303	66,454
Right-of-use assets – operating lease	—	465,001	59,851
Other non-current assets	1,823,483	684,418	88,093
TOTAL NON-CURRENT ASSETS	58,960	—	—
TOTAL ASSETS	2,466,162	1,780,281	229,143

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loan	50,302,117	40,228,954	5,177,938
Long-term loan, current portion	1,952,990	2,569,828	330,767
Accounts payable	37,590,060	64,439,616	8,294,134
Finance lease obligation, current	77,934	80,997	10,425
Operating lease obligation, current	1,139,065	684,418	88,093
Taxes payable	63,276	1,257,762	161,889
Accrued expenses	4,915,761	1,866,407	240,228
Commission payable	350,645	110,633	14,240
Amount due to related party	1,568,646	—	—
Contract liabilities	—	11,696,006	1,505,413
Other payable	3,717,929	1,226,534	157,869
TOTAL CURRENT LIABILITIES	994,535	823,580	106,002

NON-CURRENT LIABILITIES
Long-term loan, non-current	6,659,177	7,782,965	1,001,759
Finance lease obligation, net of current portion	108,516	27,622	3,555
Operating lease obligation, net of current portion	684,418	—	—
TOTAL NON-CURRENT LIABILITIES	7,452,111	7,810,587	1,005,314
TOTAL LIABILITIES	110,125,069	132,795,322	17,092,314

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$1.00 par value, 50,000 Ordinary Shares authorized, and 1,000 Ordinary Shares issued and 49,000 outstanding as of September 30, 2022 and 2023, respectively(1)	7,831	7,831	1,008
Additional paid-in capital	2,169	2,169	279
Accumulated losses	(59,297,214)	(57,838,391)	(7,444,479)
TOTAL SHAREHOLDERS’ EQUITY	(59,265,214)	(54,124,395)	(7,443,479)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	50,859,855	78,670,927	10,125,870

The table below sets forth the summary of consolidated statements of cash flow for the periods presented:

	For the Years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash flows from operating activities
Net income (loss)	(26,282,350)	1,436,823	184,936
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation of plant and equipment
Amortization of right-of-use asset	136,290	61,128	7,868
Provision for expected credit losses accounts	1,328,014	—	—
Interest expenses	8,505,786	—	—
Loss from unrealized foreign currency translation	3,065,873	—	—

Changes in operating assets and liabilities:
Accounts receivables	18,585,959	(28,692,846)	(3,693,106)
Prepayments	(4,449,216)	2,306,417	296,863
Deposits	324,528	(108,271)	(13,936)
Other current assets	(727,146)	67,987	8,739
Other non-current assets	(58,960)	58,960	7,569
Accounts payable	(346,077)	26,849,556	3,455,853
Taxes payables	(819,243)	1,194,486	153,744
Accrued expenses	4,821,459	654,642	84,260
Commission payable	149,254	—	—
Contract liabilities	(5,586,315)	(2,491,395)	(320,672)
Operating lease obligation	(1,328,014)	—	—
Other payable	519,395	(410,967)	(52,896)
Net cash provided by (used in) operating activities	(622,348)	926,430	119,242

Cash flows from investing activities
Purchase of property and equipment	(168,163)	—	—
Proceeds from amount due from related party	11,494,669	—	—
Net cash provided by investing activities	—	(2,491,395)	(673,310)

Cash flows from financing activities
Proceeds from/(repayment of) loans	(9,324,192)	(8,332,537)	(1,190,699)
Repayment of finance lease	(204,469)	(77,831)	(26,111)
Dividend payments	(9,000,000)	—	—
Net cash provided by (used in) financing activities	—	(465,001)	(59,851)
Change in cash	—	10,127,360	(1,303,510)
Effect of foreign exchange on cash	(18,528,661)	1,251,991	161,146
Cash at the beginning of the year	(7,824,503)	(3,052,727)	(392,922)
Cash at the end of the year	—	—	—

Supplementary cash flow information
Cash paid for income tax	819,243	—	—
Cash paid for interest expense	3,855,461	1,436,792	184,932

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease obligation	2,285,649	—	—

RISK FACTORS

An investment in JM Group’s Ordinary Shares involves a high degree of risk. Before deciding whether to invest in JM Group’s Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of JM Group’s Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in JM Group’s Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Our working capital deficiency raises substantial doubt regarding our ability to continue as a going concern.

Our working capital deficiency has raised substantial doubt about our ability to continue as a going concern. As of September 30, 2024, the Company’s working capital deficit was US$6,667,021. Our independent registered public accounting firm, WWC, P.C., included an explanatory paragraph in its report on our financial statements as of and for the years ended September 30, 2024 and 2023 with respect to this uncertainty. Our future ability to continue as a going concern is dependent on our ability to generate cash from our operating and financing activities to finance our operations.

There is no assurance that we will succeed in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The perception that we might be unable to continue as a going concern also make it more difficult to obtain financing for the continuation of our operations on terms that are favorable to us, or at all, and could result in the loss of confidence by investors and employees. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that our investors will lose all or a part of their investment.

We may not be able to raise additional funds or it may only be available on terms unfavorable to us or our shareholders may result in our inability to fund our working capital requirements and harm our operational results.

We have incurred working capital deficiency and our future viability depends on ability to raise additional funds. In addition, we will need to raise additional funds to fund our operations and implement our growth strategy, or to respond to competitive pressures and/or perceived opportunities. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we experience operating difficulties or other factors, many of which may be beyond our control, cause our revenues or cash flows from operations, if any, to decrease, we may be limited in our ability to spend the capital necessary to complete our development, marketing and growth programs. We require additional financing, in addition to the anticipated cash generated from our operations, to fund our working capital requirements. Additional financing might not be available on terms favorable to us, or at all. If adequate funds were not available or were not available on acceptable terms, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our business or otherwise respond to competitive pressures would be significantly limited. In such a capital restricted situation, we may curtail our marketing, development, and operational activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Our business model of upfront payment for supplying manufacturers’ raw material costs results in our reliance on credit line, increase our financing cost and restrain our business scale.

We typically make upfront payment for raw materials, which benefits our control over raw material quality and avoids potential delay that supplying manufacturers could have encountered in financing raw materials procurement cost for bulk order. For example, to finance the upfront payment, on July 14, 2017, we entered into a factoring agreement with Standard Chartered Bank (the “SCB Revolving Facility”) to sell account receivables with total limits of HKD28,000,000, under which when we sell account receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to us. We are obligated to bear the default risk of the transferred accounts receivable and are liable for the losses incurred on any business dispute. As of September 30, 2024, we had a balance of factoring arrangement against HKD22,675,250 (US$2,907,065) of accounts receivable, respectively at interest rate arrange of 7.9-8.0%.

High interest rate of the SCB Resolving Facility can deteriorate our net margin and financing costs can put pressure on our available working capital that can be used for our operations. Further, our account receivables are sold at a discount to the lender and we are required to indemnify the lender from any loss, damages, cost, charges, interests or expenses arising from the accountable receivable or the SCB Resolving Facility, which puts further pressure on our cash flow. As of the date of this prospectus, the unutilized credit under the SCB Resolving Facility is limited, which affects the cash available for us to finance the raw material upfront payment necessary to fulfill new orders from our customers. As a result, our business growth and scale are constrained by the cash available under our credit line.

Changes in capital markets, merger and acquisition activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for our products, in which case our revenues and profitability could decline.

Different factors outside of our control could affect demand for our products. These include:

•        fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries;

•        level of leverage incurred by countries or businesses;

•        merger and acquisition activity;

•        frequency and complexity of significant commercial litigation;

•        over expansion by businesses causing financial difficulties;

•        business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

•        new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed merger and acquisition transactions;

•        other economic, geographic or political factors; and

•        general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business. Fluctuations, changes and disruptions in financial, credit, merger and acquisition and other markets, political instability and general business factors could impact various segments’ operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

The industries we operate are highly competitive and our inability to compete effectively may materially and adversely impact our business, results of operations and financial condition.

The industries we operate highly competitive. Globally, certain of our competitors have financial and strategic advantages over us, including:

•        greater financial resources;

•        larger sales, marketing and product development departments;

•        Integrated manufacturing operations or more competitive manufacturing offerings;

•        stronger brand name recognition and/or well-established owned brands/trademark;

•        broader international sales and marketing infrastructure;

•        longer operating histories; and

•        greater economies of scale, inclusive of purchasing power and leverage of their investments across a range of areas, inclusive but not limited to research, technology, data analytics and strategic sourcing.

In addition, the industries we operate have no significant barriers to entry. Competition is based primarily upon the ability to design and develop new products, adapt to changing consumer behaviors and trends, procure licenses for popular characters and trademarks, leverage manufacturing relationships and operations for low pricing, among other factors. Many of our competitors offer similar products or alternatives to our products, or better pricing or manufacturing offerings than us.

Consumer interests change rapidly, and acceptance of our products offerings are influenced by factors outside out control and making it difficult to design and develop innovative products which are and will appeal to the targeted consumers of our customers.

Our ability to successfully develop new products and product categories tailored to our customers’ brand images and target markets are affected by the interests the targeted customers of our customers, which evolve quickly and can change dramatically from year to year and by geography. To be successful, we must correctly anticipate the types of products which will capture consumers’ interests and imagination, and quickly develop and introduce innovative products which can compete successfully for consumers’ limited time, attention and spending. Although we have extensive experience and expertise in the industries we operate, it is very difficult to predict consumer acceptance with certainty. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of products, technology and entertainment which compete for consumer interest and acceptance, create an environment in which some products, technology and entertainment offerings can fail to achieve consumer acceptance or such consumer acceptance can be rapidly replaced. As a result, our products offerings can have short consumer life cycles with no guarantee of success.

Consumer acceptance of our or our customers’ product offerings is also affected by outside factors, such as critical reviews, promotions, the quality and acceptance of popular media content released into the marketplace at or near the same time, availability of alternative forms of entertainment and leisure activities, general economic conditions and public tastes generally, all of which could change rapidly and most of which are beyond our control.

If we devote time and resources to develop products that consumers do not accept, do not find interesting enough to buy in sufficient quantities to be profitable to our customers, or do not purchase due to the pricing of a product, our customers will reduce or stop order of such products from us. If we cannot timely provide other new products to satisfy our customer needs, our relationship with our customers may be adversely affected and our business, growth, results of operations and financial condition will be materially and adversely affected as well.

We have a substantial customer concentration, with a limited number of customers accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few customers. We currently have two major customers: (i) a major distributor and a wholly-owned subsidiary of the U.S.-based discounted retailer (the “Major Customer 1”), with which we have entered into a vendor agreement on August 15, 2023, under which we are required to comply with standard terms and conditions updated from time to time by Major Customer 1 and either party may terminate the agreement at will; (ii) a textile manufacturing sourcing and procurement company (the “Major Customer 2”), with which we have no long-term contractual arrangement but rather engage in order-by-order transactions. For the year ended September 30, 2024, sales to the Major Customer 1 and Major Customer 2 accounted for HKD152,376,017 ($19,661,382), or 68.7%, and HKD4,235,596 ($546,527), or 1.9%, of our revenue. For the year ended September 30, 2023, sales to the Major Customer 1 and Major Customer 2 accounted for HKD101,837,894 ($13,140,373), or 83.8%, and HKD6,316,408 ($815,020), or 5.2%, of our revenue. Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for the products of these customers in the marketplace or the future demand for our products and services by these customers. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations. If any of our major customers stop coming to us for customized products, such suspension would materially negatively affect our revenues, results of operations and financial condition.

We are exposed to credit risk with our customers and have incurred credit loss, which may adversely affect our financial condition, results of operations and cash flow

Our customers generally place orders for our products and services using a purchase order and we invoice our customers after they have received the products or services from us. During this procurement process, we become obligated to pay our suppliers for any products or services we procure from them on behalf of our customers regardless of whether our customers ultimately pay us for these products or services. Therefore, we bear the responsibility for the credit risk of our customers. If any of our customers is experiencing or exposed to potential financial distress, facing complex challenges, involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets, such customers may not have sufficient funds to continue operations or to pay for our services. We mitigate this credit risk through procedures that evaluate the creditworthiness of customers prior to accepting a purchase order from them. However, our procedures may not successfully identify all those who ultimately fail to pay us for our products and services and any non-payments may negatively impact our revenues, results of operations, and financial condition.

Our business depends on our ability to collect payments from our customers for the products and services delivered. We generally offer a credit term of 60 days to our customers. Our failure to manage the orders efficiently or collect the receivables could expose us to credit losses on such orders. Selling products to customers that do correlate to actual costs incurred may negatively impact our profitability on such orders and adversely affect the financial results of our business. We make allowance for potentially uncollectible amounts overdue up to 60 days and delinquent account receivable balances are written off against the allowance for expected credit losses after our management has determined that the likelihood of collection is not probable. As of September 30, 2024 and 2023, we made allowance for expected credit losses in the amount of HKD17,515,679 and HKD18,154,619 (US$2,336,712). Since we generally do not require collateral or other security from our customers, we establish an allowance for expected credit losses based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from those that we anticipate and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers in accordance with the contracts with our customers, our results of operations and cash flows could be adversely affected.

We have a limited number of major supplying manufacturers within no written supplying contracts. A loss of any of these manufacturers could significantly negatively affect our business.

We have a limited number of major manufacturers. For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively. For the years ended September 30, 2023, we had three major manufacturers accounting for 18.2%, 14.2% and 10.4%, of the total purchase of the Company.

If we experience a significant increase in demand of our products, or if we need to replace an existing manufacturer, we may not be able to supplement service or replace them on acceptable terms, which may undermine our ability to deliver products to our customers in a timely manner. Identifying and approving suitable manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant manufacturer would have an adverse effect on our business, financial condition and results of operations. In addition, our manufacturers may face supply chain risks and constraints of their own, which may impact the availability and pricing of our products and delay for the deliveries of our products.

We have not entered into written contracts with our major manufacturers for product manufacturing and supply, except for a labor outsourcing agreement with one of our major manufacturers, which in our commercial judgment relieves us from a binding minimum procurement amount requirement associated with written contracts with our manufacturers and gives us more flexibility if we decide to replace any existing manufacturers with new manufacturers that can better suit our business needs. However, without formal written contracts, the manufacturers also have more flexibility of terminating business relationship without advance notice.

Risks associated with our manufacturers could adversely affect our business, financial condition and results of operations.

We relied on several major manufacturers that each accounts for more than 10% of our total purchase for the year ended September 30, 2024 and 2023, respectively. We also have manufacturers from jurisdictions other than mainland China, such as Vietnam. the ability of our supplying manufacturers to produce products in a timely and efficient manner may be subject to various factors influencing their performance. For example, political and economic instability, pandemics or other disease outbreaks or natural disasters that our manufacturers may encounter, the availability or cost of raw materials, customs and trade restrictions, transport security, and other factors relating to our manufacturers are beyond our control.

Further, we rely on our manufacturers’ representations of product quality, safety and compliance with applicable laws and standards. If our manufacturers or other vendors violate applicable laws, regulations, or implement practices regarded as unethical, unsafe, or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our manufacturers could cause our customers to avoid purchasing those products from us. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our reputation, operations and financial results.

We also are unable to predict whether our manufacturers in the future will be subject to new, different, or additional export trade restrictions imposed by the PRC government or import trade restrictions imposed by foreign governments, or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from manufacturers, including the imposition of additional export restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of products available to our customers and materially adversely affect our financial performance as well as our reputation. Furthermore, our manufacturers operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries and regions, restrictions on the transfer of funds or other trade disruptions.

We are subject to seasonality.

Our business is subject to seasonal fluctuations. Historically, a significant portion of our net sales and net earnings has been realized during the period from July through August and from November through January. Accordingly, our operating results may vary significantly from quarter to quarter. Our operating results for any quarter are not necessarily indicative of any other results. If for any reason our sales were to be substantially below seasonal norms, our annual revenues and earnings could be materially and adversely affected.

We may not manage our growth effectively. If we fail to manage our growth effectively, our business may be materially and adversely affected.

To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage our merchandising staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth and being profitable as we grow. In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that we could experience from losing valued professionals and their industry expertise and customers.

Our reputation is crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation is critical to our business. Our reputation is vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by customers or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. Moreover, any negative media publicity about our industry in general or product or service quality problems of other firms in the industry, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

If we fail to compete effectively, we may miss new business opportunities or lose existing customers, and our revenues and profitability may decline.

The market for some of our products is highly competitive. We do not compete against the same companies for all of our products or in all geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular types of requested products and the location of the customer or delivery of the products. Our operations are highly competitive.

Our competitors include large organizations, such as foreign wholesalers and chain retailers, which offer products and services that are the same or similar to products or services offered by us; and small firms and independent contractors that focus on specialized products and services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

Since JM Group cannot exert the same level of influence or control over its independent contractors as it can exert over its own employees, its contractors could fail to comply with its quality assurance policies and procedures, which could result in claims against it that could harm its financial conditions and operating results.

JM Group relies on independent contractors supplied by third parties in the manufacturing sites in mainland China and Vietnam to conduct quality control review on our supplying manufacturers. Accordingly, it is not in a position to directly provide the same direction, motivation and oversight as it would if such contractors were its own employees. While we have established contractual requirements and policy guardrails to govern the actions of the third-party contractors, such contractors could still fail to comply with our policies and procedures.

Extensive foreign, state and local laws regulate JM Group’s business and products. While JM Group has implemented contractual requirements and quality assurance policies and procedures designed to govern our manufacturing partners’ and our third-party contractors’ conduct, and to protect the goodwill and reputation associated with our products, it can be difficult to enforce these policies and procedures because of the contractors’ independent status. Violations by these contractors of applicable law or of our policies and procedures could reflect negatively on JM Group’s products and operations, and harm its business reputation. In addition, it is possible that a court could hold us civilly or criminally accountable based on vicarious liability for the actions of our contractors. If any of these events occur, the value of an investment in JM Group’s securities could be impaired.

Our business and sales are subject to the business strategies of the brand owners.

For the years ended September 30, 2024 and 2023, all our revenue were attributed to sales to our customers who are brand owners in the United States, Mexico, Australia and Hong Kong. The products are designed, purchased or manufactured at the request of the brand owners, often but not always with our recommendation, inputs or in partnership in the design and development process of the products. In addition, intellectual property rights arising from or associated with the products belong to the brand owners. Our business and sales are heavily dependent on the market receptiveness of, and demand for, the products being provided by various brand owners. The overall business strategies and product development plans adopted by these brand owners and their ability to maintain and develop the brands are therefore essential to our business.

As we have limited influence on the decisions made by the brand owners in relation to their business strategies, in particular, the production of their existing products and development of new products, we cannot assure that the brand owners will be able to maintain and further develop their brands and/or products, or that our customers will continue to show preferences to their brands and/or products. If the strategies of the brand owners turn out to be unsuccessful or due to any other reasons the marketability of the brands falls substantially, the profitability of our business would be materially and adversely affected.

We cannot assure that our products can meet consumer preferences and needs, and will continue to gain market acceptance and secure market share.

We sell and distribute a variety of products to the general public through our customers’ sales network. The general acceptance by consumers of the brands and products designed and provided by us is of vital importance to our success and it hinges on a number of factors such as brand image, product quality and customer loyalty. Our success also depends, to a large extent, on our ability to offer a diversified portfolio of products that can meet the changing consumer preferences and needs. There is no assurance that the existing products designed and provided by us will be able to satisfy changes in consumer preferences and needs.

We may also fail to anticipate, identify or respond to the constant changes in relation to consumer preferences and needs on a timely basis, nor can we assure that we will be able to gain or increase market receptiveness and market share for our products.

Consumer preferences and needs for products and brands can change from time to time for various reasons, including negative publicity regarding our products, emergence of competitive products and brands, or a general decrease in demand for the beauty device products distributed and sold us. Any of these events could adversely affect our competitive advantage and market share, which in turn could materially and adversely affect our business, financial condition and results of operation.

We do not retain effective intellectual property rights protection measures.

We cannot make assurances that the steps we have taken or will take in the future to protect our intellectual property rights or the intellectual rights of our customers or are or will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce intellectual property rights. We do not have written agreement with any of our supplying manufacturers regarding the protection and allocation of intellectual property rights, except where design and branding of a product belongs to our customers, our customers’ written agreements with our manufacturing partners govern. We cannot be certain that our supplying manufacturing do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. If any third-party infringement claims are brought against us or the supplying manufacturing, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits, and may be found liable under vicarious or joint-and-several liabilities. In some cases, we may be required to indemnify or compensate our customers or third parties for all associated costs or losses, become parties to such civil or criminal proceedings and subject to any court or government-ordered sanctions, and lose future purchase orders or contracts with our customers. Any of these results could harm our brand image and have a material adverse effect on our financial condition, cash flows and results of operations as well as our growth.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

We may face the risk that the products we develop or sell to our customers, or the products manufactured by our supplying manufacturing, may be subject to copyrights or patents of third parties, or that may otherwise incorporate protected intellectual property from third parties. In addition, we may make representations our right to sell the products and agree to indemnify our customers in the purchase orders and/or customer agreements. If a third-party bring intellectual property infringement claims with respect to merchandise we sell to our customers, or if we sell unlicensed merchandise to our customers, such merchandise could be required to be removed from the market and be destroyed. As a result, our customers may record loss of the revenues and profits, incur costs associated with destruction and removal of such merchandise and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Because of our relationships with our customers and the contractual arrangements, we may be required to indemnify or compensate our customers for all associated costs or losses, become parties to such civil or criminal proceedings and subject to any court or government-ordered sanctions, and lose future purchase orders or contracts with our customers. Any of these results could harm our brand image and have a material adverse effect on our financial condition, cash flows and results of operations as well as our growth.

Further, if we were found to be in violation of the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and operating results may be materially and adversely affected. Historically, we have been involved in an intellectual property infringement case bought by Spin-balls LLC, a Florida-based toy developer against us as a co-defendant with respect to certain toy products we manufactured and sold. We agreed not to make, use, market, distribute or sell such products and in 2024, we reached a settlement with the plaintiff. See “JM Group Limited Consolidated Financial Statement — Note 19 Subsequent Events” on page F-28.

Compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

Our own confidential and proprietary information and that of our customers could be compromised, whether intentionally or unintentionally, by our employees, consultants or manufacturers. A compromise of the security of our information technology systems leading to theft or misuse of our own or our customers’ proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, third-party claims against us and reputational harm, including the loss of customers. The theft or compromise of our or our customers’ information could negatively impact our reputation, financial results and prospects. In addition, if our reputation is damaged due to a data security breach, our ability to attract new engagements and customers may be impaired or we may be subjected to damages or penalties, which could negatively impact our businesses, financial results or financial condition.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

We plan to have privacy and data security policies in place that are designed to prevent security breaches and we are looking for resources to assist us to develop our security measures against breaches. However, as newer technologies evolve, and the portfolio of the service providers with which the Company shares confidential information with grows, we could be exposed to increased risk of breaches in security and other illegal or fraudulent acts, including cyberattacks. The evolving nature of such threats, in light of new and sophisticated methods used by criminals and cyberterrorists, including computer viruses, malware, phishing, misrepresentation, social engineering and forgery, is making it increasingly challenging to anticipate and adequately mitigate these risks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our manufacturers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

We need to comply with the laws and regulations of the jurisdictions of our customers, including without limitation regulations on product safety and quality, failing which we could be subject to investigations and penalties imposed by regulators and could also cause us to lose customers or otherwise harm our business.

In connection with our sales to the jurisdictions where our customers are located, we could be subject to complying with the applicable laws and regulations of foreign jurisdictions,

In the United States, for example, our products are subject to extensive and complex federal, state and local laws and regulations, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission (“CPSC”), which has the authority to remove from the market products that are found to be defective and present a substantial hazard or risk of serious injury or death. The CPSC can require a manufacturer to recall, repair or replace these products under certain circumstances. In addition, for certain types of products we develop or sell, such as products involving low radio frequency emissions which are regulated by equipment authorization requirements of the Federal Communication Commission, there may be additional sector or product-specific government regulations in the United States and elsewhere. Depending on the destination of our products, we may also be subject to product safety and consumer protection statutes in other international markets. While our products’ design, manufacturing, labeling, packaging, and shipping are subject to quality assurance processes engaged by us and our customers, and we adhere to compliance requirements requested by our customers, we cannot assure you that defects in our products will not be alleged or found.

If we are subject to any regulatory investigations or if any governmental penalties or sanctions are imposed, or if we do not prevail in any possible proceedings, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

Product liability claims could affect our sales and results of operations adversely.

We may be subject to product liability claims from our customers or consumers. In many cases, we have contractually agreed to representations that our products comply with applicable product safety laws and agreed to indemnify our customers for any potential breach of contractual obligation or violations of laws and regulations. We generally request contractual guarantee from our manufacturing partners to take full responsibility for any chargebacks and loss derived from customer complaints. We have also secured general liability and product liability insurance. If our manufacturing partners do not honor their contractual obligations, we may seek recourse by litigations or arbitrations against our manufacturing partners that may be time-consuming, expensive, or unsuccessful. If we are unsuccessful to seek recourse from our manufacturing partners, if we do not have adequate insurance available or if such contractually guarantee is not enforceable under the relevant jurisdictions, such claims could have a material adverse effect on our business, financial condition and results of operations. Even with adequate insurance and indemnification, such claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a materially negative impact on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. Furthermore, if the products are recalled or required to be destroyed, the associated costs may have significant impact on our business, financial condition and results of operations.

Increases in labor costs in Hong Kong may adversely affect our business and results of operations.

The economy in Hong Kong has experienced increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to maintain various statutory employee benefits, including mandatory provident fund scheme and work-related injury insurance, to provide statutorily required paid sick leave, annual leave and maternity leave, and pay severance payments or long service payments. The relevant government agencies may examine whether an employer has complied with such requirements, and those employers who fail to comply commit a criminal offence and may be subject to fines and/or imprisonment. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and operating results may be adversely affected.

JM Group’s principal shareholders have substantial influence over JM Group and their interests may not be aligned with the interests of JM Group’s other shareholders.

Mr. Ting is currently the beneficial owner of [    ] Ordinary Shares or [•]% of JM Group’s outstanding Ordinary Shares. Mr. Ting will own approximately [    ]% of JM Group’s Ordinary Shares following the offering. Mr. Ting will be able to exert significant voting influence over JM Group’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of JM Group’s assets, election of directors and other significant corporate actions. These actions may be taken even if they are opposed by JM Group’s other shareholders, including those who purchased Ordinary Shares in JM Group’s initial public offering. Moreover, this concentration of ownership may discourage, delay or prevent a change in control of JM Group, which could deprive JM Group’s shareholders of an opportunity to receive a premium for their shares as part of a sale of JM Group and might reduce the price of JM Group’s Ordinary Shares.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, wars, riots, terrorist attacks or similar events may give rise to supply chain disruptions, shipment delays, manufacturing breakdowns, and demand shifts, which could cause adversely affect our ability to provide products and services to our customers. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

The COVID-19 has and may continue to adversely impact on our business, operating results, and financial condition

An outbreak of respiratory illness caused by the novel coronavirus, commonly referred as “COVID-19” emerged in late 2019 and has spread globally. COVID-19 is considered to be highly contagious and poses a serious threat to public health. The World Health Organization labeled the COVID-19 outbreak as a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern the organization had declared on January 30, 2020. In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions took preventative or protective actions, causing lockdowns, travel restrictions, and closures of businesses. These measures have adversely affected our business operations. Such measures were gradually lifted in 2021 to 2022.

During the period from 2020 to 2022, government measures have also led to significant supply chain disruptions to our manufacturing partners, particularly in mainland China, where severe regional lockdown measures were introduced intermittently during the period. The supply chain disruptions have resulted in raw material price inflation, shipping delays, and factory closures, all of which had significant disruptions to their operations in 2021 and 2022, and led to disruptions to the manufacturing, logistic and delivery of our products from the manufacturers to us and from us to our customers.

In addition, our business also faced significant operational challenges, where lockdowns and restrictive policies left our offices closed from time to time. To address these challenges and uncertainties, during the height of the pandemic, all of our employees were occasionally asked to work from home. As a result, our financial performance was significantly impacted with a decline in product sales declined and operational costs increases during 2020 to 2022.

Furthermore, even after the COVID-19 outbreak has subsided, the lasting effect on issues ranging from supply chains, consumer purchase, to economic conditions may continue to affect our business, results and financial conditions, which may be difficult to predict, as the resulting disruptions on our operations may continue extending over a prolonged period. We may experience impacts to our business as a result of the global economic impact of the COVID-19 outbreak, including any economic downturn or recession or other long-term effects that have occurred or may occur to us, our customers and manufacturers in the future.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in Hong Kong, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as intellectual property laws, employment and labor laws, workplace safety, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in Hong Kong. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•        investigations, enforcement actions, and sanctions;

•        mandatory changes to our network and products;

•        disgorgement of profits, fines, and damages;

•        civil and criminal penalties or injunctions;

•        claims for damages by our customers or channel partners;

•        termination of contracts;

•        failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•        temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties with whom we collaborate, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We may become involved in litigation that may materially adversely affect us.

From time to time, we or members of our board, officers, executives or employees, may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their share or stock have been subject to securities litigation, including class action litigation. We may be the target of this type of litigation in the future.

Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

If JM Group becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations, stock price and reputation and could result in a loss of your investment in JM Group’s stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, including Hong Kong, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on JM Group, its business and its stock price. Although substantially all of our operations are based in Hong Kong and none of our customers are based in mainland China, if JM Group becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from growing our business.

If we are unable to rely on the services and connections of our key personnel, or retain the current key personnel, our business could be adversely affected.

Our growth has been heavily dependent on the services provided by our management team. They manage our business operation, develop and execute our business strategies and manage the relationship with our key product manufacturers and corporate customers. Therefore, our future success relies on our ability to retain the services of these key management personnel. If any of these key personnel are unable or unwilling to continue to provide services to us, and we are unable to find suitable replacements, we may not be able to continue our operations effectively and efficiently, and our business and financial conditions could be adversely affected.

Our employees may leave to form or join competitors, and we may not have, or may choose not to pursue, legal recourse against such professionals.

Our employees typically have close relationships with the customers they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our employees pursuing independent business opportunities or joining our competitors should be considered low. Although our customers generally contract for services with us as a company, and not with an individual employee, in the event that an employee leaves, such customers may decide that they prefer to continue working with a specific person rather than with us. In the event an employee departs and acts in a way that we believe violates his or her non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or customer, or other concerns, outweighs the benefits of any possible legal recourse. We may also decide that the likelihood of success does not justify the costs of pursuing a legal remedy. Therefore, there may be times we may decide not to pursue legal action, even if it is available to us.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is uncertainty over the global economic condition such as the trade war between the United States and China and the lasting impact of the Covid-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Inflation and rising commodity prices could adversely affect our business.

Our financial performance could be adversely impacted by inflation, as some of our customers, particularly those in the discounted retailing sector, are particularly sensitively to pricing pressure due to their market positions, pricing strategies, or consumer base. Inflationary pressures on the products our customer sell could impact our customers’ net sales and earnings, thereby increasing pressures over our customers’ product demands, pricing strategies, order and inventory targets. During 2022 and 2023, many of our customers experienced levels of inflation that are higher than experienced in recent years, resulting in part from various supply disruptions, increased shipping and transportation costs, increased commodity costs, increased labor costs in the supply chain, monetary policy actions, and other disruptions caused by the uncertain economic environment. As a result, many of our customers have sought to lower their costs of goods by reducing orders and inventories and negotiating for lower product development or manufacturing costs. We are unable to predict how long the current inflationary environment will continue or the impact of inflationary trends on consumer behavior and our sales and profitability in the future. Changes in commodity prices could also negatively impact our sales and earnings if our competitors react more aggressively.

Risks Related to Our Corporate Structure

JM Group may rely on dividends and other distributions on equity paid by its subsidiary to fund any cash and financing requirements it may have, and any limitation on the ability of JM Group’s subsidiary to make payments to it could have a material adverse effect on JM Group’s ability to conduct its business.

JM Group is a holding company incorporated in the British Virgin Islands, and it may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to JM Group’s shareholders and service any debt it may incur. If any of JM Group’s subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to JM Group.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation — Hong Kong Profits Taxation” on page 127 of this prospectus. Any limitation on the ability of JM Group’s Hong Kong subsidiary to pay dividends or make other distributions to JM Group could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to JM Group’s business, pay dividends, or otherwise fund and conduct its business.

JM Group’s lack of effective internal controls over financial reporting may affect its ability to accurately report its financial results or prevent fraud, which may affect the market for and price of JM Group’s Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, JM Group was a private company with limited accounting personnel and other resources for addressing JM Group’s internal control over financial reporting. JM Group’s management has not completed an assessment of the effectiveness of JM Group’s internal control over financial reporting and its independent registered public accounting firm has not conducted an audit of JM Group’s internal control over financial reporting. However, in connection with the audits of JM Group’s consolidated financial statements as of September 30, 2024 and 2023, JM Group and its independent registered public accounting firm identified material weaknesses in JM Group’s internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of JM Group’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to i) inadequate segregation of duties for certain key functions due to limited staff and resources; ii) a lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and iii) a lack of independent directors and an audit committee to establish formal risk assessment process and internal control framework.

JM Group intends to implement measures designed to improve its internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill up the key roles in the operations; ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and iii) appointing independent directors, establishing an audit committee and strengthening corporate governance.

JM Group will be subject to the requirement that it maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, JM Group’s business, financial condition, results of operations and prospects, as well as the market for and trading price of JM Group’s Ordinary Shares, may be materially and adversely affected if JM Group does not have effective internal controls. Before this offering, JM Group was a private company with limited resources. As a result, JM Group may not discover any problems in a timely manner and current and potential shareholders could lose confidence in JM Group’s financial reporting, which would harm JM Group’s business and the trading price of JM Group’s Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing JM Group’s Ordinary Shares and may make it more difficult for JM Group to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If JM Group identifies such issues or if JM Group is unable to produce accurate and timely financial statements, its stock price may decline and it may be unable to maintain compliance with the Nasdaq Listing Rules.

If JM Group ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting and other expenses that it would not incur as a foreign private issuer.

JM Group expects to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, JM Group will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and JM Group’s officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, JM Group will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. While JM Group currently expects to qualify as a foreign private issuer immediately following the completion of this offering, JM Group may cease to qualify as a foreign private issuer in the future.

JM Group is an “emerging growth company” within the meaning of the Securities Act, and if JM Group takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare JM Group’s performance with other public companies.

JM Group is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. JM Group has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, JM Group, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of JM Group’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. If some investors find JM Group’s Ordinary Shares less attractive as a result, there may be a less active trading market for JM Group’s Ordinary Shares and JM Group’s share price may be more volatile.

JM Group will incur increased costs as a result of being a public company, particularly after JM Group ceases to qualify as an “emerging growth company.”

Upon consummation of this offering, JM Group will incur significant legal, accounting and other expenses as a public company that JM Group did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. JM Group is an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of JM Group’s Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior fiscal year end, and (2) the date on which JM Group has issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases JM Group’s legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After JM Group is no longer an “emerging growth company,” or until five years following the completion of JM Group’s initial public offering, whichever is earlier, JM Group expects to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, JM Group has been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. JM Group has incurred additional costs in obtaining director and officer liability insurance. In addition, JM Group incurs additional costs associated with its public company reporting requirements. It may also be more difficult for JM Group to find qualified persons to serve on its board of directors or as executive officers. JM Group is currently evaluating and monitoring developments with respect to these rules and regulations, and JM Group cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Risks Related to Doing Business in Hong Kong

All of JM Manufacturing HK’s operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. The government of mainland China may also intervene or impose restrictions on JM Group’s ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the government of mainland China may also be quick with little or no advance notice and our assertions and beliefs of the risk imposed by the legal and regulatory system of mainland China cannot be certain.

We are not based in mainland China and do not have operations in mainland China except that our manufacturers are located in mainland China. We currently do not have or intend to set up any subsidiary in mainland China, or do not foresee the need to enter into any contractual arrangements with a VIE to establish a VIE structure in mainland

China. For the fiscal years ended September 30, 2024 and 2023, we generated all our revenues from Hong Kong. As of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, and we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture our products, (iii) none of our and our subsidiary’s clients are located in mainland China, and (iv) we and our subsidiary possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we do not expect to be materially affected by recent statements by the government of mainland China indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. However, due to long arm provisions under the current laws and regulations of mainland China, there remains regulatory uncertainty with respect to the implementation and interpretation of laws and regulations in mainland China.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”.

However, the government of mainland China may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the government of mainland China may change from time to time and with little or no advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in mainland China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

•        delay or impede our development;

•        result in negative publicity or increase our operating costs;

•        require significant management time and attention; and/or

•        subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

Although we do not operate our business in mainland China, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and due to long arm provisions under the current laws and regulations of mainland China, it is also highly uncertain the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time or may exert control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of HK dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between JM Group, the ultimate holding company, and JM

Manufacturing HK, the wholly-owned operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business outside of Hong Kong and may affect our ability to receive funds from JM Manufacturing HK. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products and services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of JM Group’s Ordinary Shares, potentially rendering it worthless.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign or overseas force to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including former and current HKSAR chief executives Carrie Lam and John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our operations and/or the value of JM Group’s Ordinary Shares. Additionally, the governmental and regulatory interference could significantly limit or completely hinder JM Group’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

There are political risks associated with conducting business in Hong Kong.

Substantially all our operations are based in Hong Kong. Accordingly, our business operations and financial condition will be affected by the political and legal developments in Hong Kong. During the period covered by the financial information included in this prospectus, we derive substantially all of our revenue from operations in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may adversely affect our business operations. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since a substantial part of our operations is based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial position.

If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Under the Basic Law of the Hong Kong Special Administrative Region of PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and the HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, mainland China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including JM Group, and the market price of JM Group’s Ordinary Shares could be adversely affected.

There remain some uncertainties as to whether we will be required to obtain approvals from mainland China and Hong Kong authorities to list JM Group’s securities on the U.S. exchanges and offer securities in the future, and if required, we cannot assure you that JM Group will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six regulatory agencies of mainland China in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China-based companies and controlled by mainland China-based companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Although we do not operate our business in mainland China, we are also aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. In addition, the Cybersecurity Law, which was adopted by the Standing Committee of the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the

Cybersecurity Review Measures, or the “Review Measures”, provide that personal information and important data collected and generated by a critical information infrastructure operator, or a “CIIO”, in the course of its operations in mainland China must be stored in mainland China, and if a CIIO purchases internet products and services that affect or may affect national security, it should be subject to national security review by the CAC together with competent departments of the State Council.  On September 30, 2024, the State Council released the Regulations on the Management of Network Data Security, or the “Network Data Regulation”, which came into effect on January 1, 2025. The Network Data Regulation serves as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It further clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers.

Currently we do not expect the Review Measures to have an impact on the business and operations of JM Group’s Hong Kong subsidiary, JM Manufacturing HK, or this offering, because (i) JM Manufacturing HK is incorporated and operating in Hong Kong without any subsidiary or VIE structure in mainland China, and it is unclear whether the Review Measures shall be applied to a Hong Kong company; (ii) as of the date of this prospectus, JM Manufacturing HK has not collected and stored personal information of any individual customers of mainland China and possesses personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (ii), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC; and (iii) as of the date of this prospectus, JM Manufacturing HK has not been informed by any governmental authority of mainland China of any requirement that it file for a cybersecurity review for the offering. Based on the foregoing, as of the date of this prospectus, we believe JM Manufacturing HK is not required to pass the cybersecurity review of the CAC in order to list JM Group’s Ordinary Shares in the U.S. Nonetheless, if the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules before JM Group’s listing that would require us to go through a cybersecurity review for this offering, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, reputational damage as well as legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of mainland China-based companies’ securities by adopting a filing-based regulatory regime.

According to the Overseas Listing Trial Measures, mainland China-based companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Based on the facts that (i) we do not operate any entities in mainland China and the operating revenue, total profit, total assets or net assets as documented in JM Group’s audited consolidated financial statements for the most recent fiscal year is accounted for by our Hong Kong subsidiary, JM Manufacturing HK located outside mainland China; (ii) we do not have any equity interest in any manufacturer located in mainland China and vice versa; and (iii) we conduct a majority of our business and are headquartered in Hong Kong rather than in mainland China, and our senior management team are not PRC citizens nor have their residence located inside mainland China, we believe that, it is unlikely that we meet the criteria as set forth in Article 15 of the Overseas Listing Trial Measures, and are currently required to complete the filing procedure with the CSRC or to obtain regulatory approval from the CSRC before JM Group’s Ordinary Shares can be listed in the U.S. However, as the Overseas Listing Trial Measures were newly promulgated and CSRC has the final interpretation right of the Overseas Listing Trail Measures, there exists substantial uncertainty that the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company,” over which the CSRC may have substantial discretions. If we are required to complete the filing procedures with the CSRC in connection with this offering, we cannot assure you that we will be able to complete such filings in a timely manner, or at all, in the future. Any failure by us to comply with such filing could impact our operations materially and adversely, subject us to order to rectify, warnings and fines, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

As of the date of this prospectus, on the basis that (i) we currently do not have or intend to set up any subsidiary or VIE structure in mainland China, (ii) we do not have any business operations in mainland China, except that we collaborate with manufacturers located in mainland China to manufacture the products, (iii) none of our clients are located in mainland China, and (iv) we possess personal information of less than 1 million individuals in the PRC (for the purpose of this subsection (iv), including the special administrative regions of Hong Kong and Macau and Taiwan), and do not possess any core data or important data of the PRC or any information which affects or may affect national security of the PRC, we believe, we are currently not required to obtain any permission or approval from the CAC, or other governmental authorities of mainland China to operate our business or to list JM Group’s securities on the U.S. exchanges and to issue securities to foreign investors, nor have we been denied of any permissions or approvals from the authorities of mainland China. Furthermore, Tian Yuan Law LLP, JM Group’s Hong Kong counsel, has advised JM Group that, as of the date of this prospectus, JM Group is not required to obtain any permission or approval from the governmental authorities of Hong Kong to list on the U.S. exchanges and offer securities and we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied.

However, if we (i) do not receive or maintain such permission or approval, should the permission or approval be required in the future by the government of mainland China or Hong Kong, (ii) inadvertently conclude that such permission or approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permission or approval in the future, we may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from the CSRC, the CAC or other PRC or Hong Kong regulatory authorities if we fail to fully comply with any new regulatory requirements. Consequently, our operations and financial condition could be materially adversely affected, and JM Group’s ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Although we do not operate our business in mainland China, we are aware that recently, the government of mainland China initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Considering long arm provisions under the current laws and regulations of mainland China, it is also highly uncertain what potential impact such modified or new laws and regulations will have on JM Manufacturing HK’s daily business operations, JM Group’s ability to accept foreign investments and the listing of JM Group’s Ordinary Shares on a U.S. or other foreign exchanges. If there is significant change to current political arrangements between mainland China and Hong Kong, the PRC government intervenes or influences operations of companies operated in Hong Kong like us, or exerts more control through change of laws and regulations over offerings conducted overseas and/or foreign investment in issuers like JM Group, it may result in a material change in our operations and/or the value of the securities JM Group is registering for sale or could significantly limit or completely hinder JM Group’s ability to offer or continue to offer securities to investors and cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

Rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing was released and became effective by the CSRC The government of mainland China may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder JM Group’s ability to offer or continue to offer its Ordinary Shares to investors and could cause the value of JM Group’s Ordinary Shares to significantly decline or become worthless.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek for overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable national regulations. As we are not domestic companies, and do not plan to leak any state secret and working secret of government agencies, or harm national security or public interest in connection with provision of documents, materials and accounting archives, we believe we may not be required to obtain relevant approval or file with the secrecy administrative department in accordance with the Archives Rules with respect to the offering. However, as the Archives Rules was newly published, there are substantial uncertainties as to the implementation and interpretation, if we are required to perform additional procedures in connection with the provision of accounting archives or other documents, we cannot assure you that we will be able to fulfill such procedures in a timely manner, or even at all. Any failure by us to comply with the Archives Rules may materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the

PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

We cannot guarantee that we will be able to obtain any approval or authorization from relevant secret protection regulator or other government authorities in a timely manner, or any such approval or authorization can be obtained at all and if we are required to obtain any approval or authorization. Failure to obtain the necessary approvals or complete the required filings in a timely manner may result in the failure to complete the listing or subject us to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position and operations.

In addition, the Archives Rules take into account the international practice of cross-border audit regulatory co-operation and requires that “on-site inspections should be conducted mainly by CSRC and Chinese regulators, or rely on the inspection results of Chinese regulators” stated in the Regulations on Enhancing Confidentiality and File Management in Relation to Overseas Securities Issuance and Listing published in 2009. The Archives Rules make it clear that the CSRC or Chinese regulators shall provide necessary support through multilateral or bilateral cooperation mechanism for cross-border investigation and examination carried out by overseas securities administrative authorities and regulators on mainland China enterprises seeking overseas listings and security brokers or security service providers providing securities services for such domestic enterprises in respect of their activities relating to such overseas issuance and listings. However, there is no existing tried-and-proved mechanisms for cross-border regulatory cooperation, due to various legal and practical problems.

Although we do not believe that we are currently prohibited from providing its accounting records to our auditor or that we or our auditor would be required to go through any prescribed procedures for approval under current laws and regulations of mainland China, we may be subject to additional compliance requirements in the future. Since the Archive Rules are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. If the CSRC, the state secret protection regulator or any other relevant government regulator require that we obtain approval or complete relevant procedure prior to the completion of this offering, the offering will be delayed until we have obtained such approval or completed such procedure. There is also the possibility that we may not be able to obtain or maintain such approval, complete such procedure or that we inadvertently concluded that such approval or procedure was not required. If prior approval or procedure was required while we inadvertently concluded that such approval or procedure was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain such approval or procedure in the future, we may face regulatory actions or other sanctions from the CSRC or other regulatory authorities of mainland China. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder JM Group’s ability to offer or continue to offer the Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Ordinary Shares to significantly decline in value or become worthless.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in Hong Kong.

Our principal business operation is conducted in Hong Kong. The Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding, which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (the “SFO”), which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, as well as section 378 of the SFO, which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent such may be sought by U.S. regulators. In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in Hong Kong, U.S. regulators may not be able to carry out such investigation or evidence collection directly in Hong Kong. The inability for US regulators to directly conduct investigations or evidence collection activities in Hong Kong may increase difficulties faced by you in protecting your interests.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against JM Group or its management named in the prospectus based on Hong Kong laws.

Currently, all of our operations are conducted outside the United States, and all of our assets are located outside the United States. All of JM Group’s directors and officers are Hong Kong residents and a substantial portion of their assets are located in Hong Kong. As such, you may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against JM Group or its management named in the prospectus. While as judgments entered in the United States can be enforced in Hong Kong under common law, if you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the British Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities” beginning on page 54 of this prospectus.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to JM Group’s Ordinary Shares and This Offering

There has been no public market for JM Group’s Ordinary Shares prior to this offering and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith, and if an active trading market does not develop you may not be able to resell JM Group’s Ordinary Shares at or above the price you paid, or at all.

Prior to this public offering and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith, there has been no public market for JM Group’s Ordinary Shares. JM Group expects to apply for JM Group’s Ordinary Shares to be listed on the Nasdaq Capital Market. There is no guarantee that JM Group’s application will be approved by the Nasdaq Capital Market. If an active trading market for JM Group’s Ordinary Shares does not develop after this offering and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith, the market price and liquidity of JM Group’s Ordinary Shares will be materially adversely affected. You may not be able to sell any Ordinary Shares that you purchase in the offering at or above the public offering price. Accordingly, investors should be prepared to face a complete loss of their investment.

Although the audit report included in this prospectus is prepared by U.S. auditors who are subject to PCAOB inspections on a regular basis, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in JM Group’s securities may be prohibited under the HFCA Act if the SEC subsequently determines JM Group’s audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist JM Group’s securities. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, JM Group’s auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the PRC government authorities. JM Group’s U.S. auditor is subject to PCAOB inspections on a regular basis, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China and we cannot assure you that JM Group’s auditor’s work will continue to be able to be inspected by the PCAOB.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. JM Group will be required to comply with these rules if the SEC identifies JM Group as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, JM Group’s securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if JM Group’s auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in JM Group’s Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. JM Group’s auditor is based in the United States, and therefore is not currently subject to the determinations announced by the PCAOB on December 16, 2021. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit WWC, P.C. to provide audit work papers located in mainland China or Hong Kong to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, the trading in JM Group’s securities may be prohibited under the HFCA Act, ultimately resulting in a determination by a securities exchange to delist our securities. Delisting of JM Group’s Ordinary Shares would force holders of JM Group’s Ordinary Shares to sell their Ordinary Shares. The market price of JM Group’s Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The SEC is assessing how to implement other requirements of the AHFCAA, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based or having substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market, and only permit them to list on the Nasdaq Global Select or the Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on JM Group, its offering, business and share price. If JM Group becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend JM Group. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

Nasdaq may apply additional and more stringent criteria for JM Group’s initial and continued listing because JM Group plan to have a small public offering and JM Group insiders will hold a large portion of its listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. JM Group’s initial public offering will be relatively small and the insiders of JM Group will hold a large portion of its listed securities following the consummation of the offering. Therefore, JM Group may be subject to the additional and more stringent criteria of Nasdaq for its initial and continued listing, which might cause delay or even denial of our listing application.

JM Group’s Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

When JM Group’s Ordinary Shares are approved by the Nasdaq Capital Market and begin trading on the Nasdaq Capital Market, JM Group’s Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing JM Group’s Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that JM Group is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if JM Group came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as JM Group or purchase or recommend the purchase of JM Group’s shares until such time as JM Group became more seasoned. As a consequence, there may be periods of several days or more when trading activity in JM Group’s shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for JM Group’s Ordinary Shares may not develop or be sustained.

The initial public offering price for JM Group’s Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for JM Group’s Ordinary Shares may vary from the market price of its Ordinary Shares following our initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. If you purchase JM Group’s Ordinary

Shares in JM Group’s initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of JM Group’s Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price for JM Group’s Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

•        the financial projections JM Group may provide to the public, any changes in these projections or our failure to meet these projections;

•        actual or anticipated fluctuations in JM Group’s quarterly operating results;

•        changes in financial estimates by securities research analysts;

•        negative publicity, studies or reports;

•        our capability to catch up with the technology innovations in the industry;

•        announcements by JM Group or its competitors of acquisitions, strategic business relationships, joint ventures or capital commitments;

•        addition or departure of key personnel;

•        fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

•        general economic or political conditions in Hong Kong, the PRC and greater Asia region.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of JM Group’s Ordinary Shares.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased.

The initial public offering price of JM Group’s Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of its Ordinary Shares. Consequently, when you purchase JM Group’s Ordinary Shares in the offering and upon completion of the offering, you will incur immediate dilution of $[    ] per share, assuming an initial public offering price of $[    ], which is the midpoint of the price range as set forth on the cover page of this prospectus. See “Dilution” on page 59 of this prospectus.

Substantial future sales of JM Group’s Ordinary Shares or the anticipation of future sales of JM Group’s Ordinary Shares in the public market could cause the price of JM Group’s Ordinary Shares to decline.

Sales of substantial amounts of JM Group’s Ordinary Shares in the public market after this offering and the sales of our Ordinary Shares by the selling shareholders pursuant to the Resale Prospectus filed contemporaneously herewith, or the perception that these sales could occur, could cause the market price of JM Group’s Ordinary Shares to decline. An aggregate of [    ] Ordinary Shares are outstanding before the consummation of this offering and [    ] Ordinary Shares will be outstanding immediately after the consummation of this offering, assuming that the underwriter does not exercise its over-allotment option. Sales of these shares into the market could cause the market price of JM Group’s Ordinary Shares to decline.

JM Group does not intend to pay dividends for the foreseeable future.

JM Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to JM Group’s dividend policy will be made at the discretion of JM Group’s board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

On October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 ($113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 ($1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 ($115)

to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 ($,149,307) to the shareholder on October 31, 2022. Other than the foregoing, JM Manufacturing HK has no plan to declare or pay any further cash dividends on our capital shares.

If JM Group determines to pay dividends on any of JM Group’s Ordinary Shares in the future, as a holding company, it will be dependent on receipt of funds from its Hong Kong subsidiary, JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group.

If securities or industry analysts do not publish research or reports about JM Group’s business, or if they publish a negative report regarding JM Group’s Ordinary Shares, the price of JM Group’s Ordinary Shares and trading volume could decline.

The trading market for JM Group’s Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about JM Group or its business. We do not have any control over these analysts. If one or more of the analysts who cover JM Group downgrade JM Group, the price of JM Group’s Ordinary Shares would likely decline. If one or more of these analysts cease coverage of JM Group or fail to regularly publish reports on JM Group, JM Group could lose visibility in the financial markets, which could cause the price of JM Group’s Ordinary Shares and the trading volume to decline.

JM Group may experience extreme stock price volatility unrelated to its actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of JM Group’s Ordinary Shares, and such volatility may subject JM Group to securities litigation.

The market for JM Group’s Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that JM Group’s share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, JM Group may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, JM Group’s Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to JM Group’s actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of JM Group’s Ordinary Shares.

In addition, if the trading volumes of JM Group’s Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of JM Group’s Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of JM Group’s Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of JM Group’s Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in JM Group’s Ordinary Shares. A decline in the market price of JM Group’s Ordinary Shares also could adversely affect its ability to issue additional shares of Ordinary Shares or other securities and JM Group’s ability to obtain additional financing in the future. No assurance can be given that an active market in JM Group’s Ordinary Shares will develop or be sustained. If an active market does not develop, holders of JM Group’s Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. JM Group may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because JM Group is incorporated under British Virgin Islands law.

JM Group is a company incorporated under the laws of the British Virgin Islands. JM Group’s corporate affairs are governed by its amended and restated memorandum and articles of association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take action against JM Group’s directors, actions by its minority shareholders and the fiduciary duties of JM Group’s directors to it under the British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of JM Group’s shareholders and the fiduciary duties of its directors under the British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the British Virgin Islands, where JM Group was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. JM Group is permitted to rely on home country practice with respect to its corporate governance. Although JM Group currently does not intend to rely on home country practice for at least one year after the initial public offering, it may elect to rely on home country practice in the future. If JM Group chooses to follow the British Virgin Islands’ practice in the future, its shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Risk Factors — Risks Related to JM Group’s Ordinary Shares and This Offering — As a foreign private issuer, JM Group is permitted to, and JM Group will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of JM Group’s shares.” on page 49 of this prospectus.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by JM Group’s management, or members of its board of directors, than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.” beginning on page 113 of this prospectus.

As a foreign private issuer, JM Group is permitted to, and it will, rely on exemptions from certain Nasdaq Stock Exchange corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

JM Group is exempted from certain corporate governance requirements of the Nasdaq listing rules by virtue of being a foreign private issuer. JM Group is required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the Nasdaq. The standards applicable to JM Group are considerably different than the standards applied to domestic U.S. issuers. For instance, JM Group is not required to:

•        have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•        have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•        have regularly scheduled executive sessions with only independent directors; or

•        have executive sessions of solely independent directors each year.

JM Group does not intent to rely on any of these exemptions for at least one year after the initial public offering, JM Group may elect to rely on this exemption in the future. As a result, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq in the future.

If JM Group cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, although JM Group is exempt from certain corporate governance standards applicable to US issuers as a Foreign Private Issuer, our securities may not be listed or may be delisted, which could negatively impact the price of JM Group’s securities and your ability to sell them.

JM Group will seek to have its securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that JM Group will be able to meet those initial listing requirements at that time. Even if JM Group’s securities are listed on the Nasdaq Capital Market, we cannot assure you that JM Group’s securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain JM Group’s listing on the Nasdaq Capital Market, JM Group will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price and certain corporate governance requirements. Even if JM Group initially meets the listing requirements and other applicable rules of the Nasdaq Capital Market, it may not be able to continue to satisfy these requirements and applicable rules. If JM Group is unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, its securities could be subject to delisting.

If the Nasdaq Capital Market does not list JM Group’s securities, or subsequently delists JM Group’s securities from trading, JM Group could face significant consequences, including:

•        a limited availability for market quotations for JM Group’s securities;

•        reduced liquidity with respect to JM Group’s securities;

•        a determination that JM Group’s Ordinary Shares are a “penny stock,” which will require brokers trading in JM Group’s Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for JM Group’s Ordinary Shares;

•        limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Because our business is conducted in Hong Kong dollars and the price of JM Group’s Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong, our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that JM Group files with the SEC and provide to its shareholders are presented in United States dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the Hong Kong dollar against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue and financial condition. Further, although JM Group’s Ordinary Shares offered by this prospectus are denominated in United States dollars, JM Group will need to convert the net proceeds it receives into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the Hong Kong dollar will affect that amount of proceeds JM Group will have available for our business.

JM Group has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

JM Group’s management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine JM Group’s use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by JM Group’s management to apply these funds effectively could harm our business.

JM Group’s pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

JM Group’s pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. JM Group does not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

There can be no assurance that JM Group will not be a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of JM Group’s Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on JM Group’s current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), JM Group does not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether JM Group is or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of JM Group’s income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with JM Group’s conclusion or that the IRS would not successfully challenge JM Group’s position. Fluctuations in the market price of JM Group’s Ordinary Shares may cause JM Group to become a PFIC for the current or subsequent taxable years because the value of JM Group’s assets for the purpose of the asset test may be determined by reference to the market price of JM Group’s Ordinary Shares. The composition of JM Group’s income and assets may also be affected by how, and how quickly, it uses its liquid assets and the cash raised in this offering. If JM Group were to be or become a PFIC for any taxable year during which a U.S. Holder holds JM Group’s Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder and such U.S. Holder may be subject to additional reporting requirements and increased U.S. federal income tax liability. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status. For a more detailed discussion of the application of the PFIC rules to JM Group and the consequences to U.S. taxpayers if JM Group were or are determined to be a PFIC, see “Taxation — Passive Foreign Investment Company.” beginning on page 124 of this prospectus.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to continue as going concern;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our expectations regarding our customer base;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our ability to retain effective intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” Beginning on page 21 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The gifts, toys, and household products industry in Hong Kong, greater Asia and North America, may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of JM Group’s Ordinary Shares. In addition, the new and rapidly changing nature of the gifts, toys, and household products industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

JM Group is incorporated in the British Virgin Islands to take advantage of certain benefits associated with being a British Virgin Islands business company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange controls or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the British Virgin Islands. These disadvantages include, but are not limited to:

•        the British Virgin Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

JM Group’s amended and restated memorandum and articles of association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, JM Group’s officers, directors and shareholders, be arbitrated.

All of JM Group’s assets are located in Hong Kong. In addition, all of JM Group’s directors and officers are nationals or residents of Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon JM Group or these persons, or to enforce against JM Group or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

JM Group has appointed Puglisi & Associates as its agent to receive service of process upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, JM Group’s British Virgin Islands counsel, and Tian Yuan Law Firm LLP, JM Group’s Hong Kong counsel, have advised JM Group that there is uncertainty as to whether the courts of the BVI or Hong Kong would (i) recognize or enforce judgments of United States courts obtained against JM Group or its directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Hong Kong against JM Group or its directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to British Virgin Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the British Virgin Islands as penal or punitive in nature. If such a determination is made, the courts of the British Virgin Islands are also unlikely to recognize or enforce the judgment against a British Virgin Islands company. Because the courts of the British Virgin Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the British Virgin Islands. Ogier has advised us that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the British Virgin Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the High Court of the British Virgin Islands, provided such judgment:

•        is given by a foreign court of competent jurisdiction and such foreign court had proper jurisdiction over the parties subject to such judgment;

•        imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•        is final;

•        no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the BVI;

•        is not in respect of taxes, a fine, a penalty or similar fiscal or revenue obligations of the company; and

•        was not obtained in a fraudulent manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the British Virgin Islands.

In appropriate circumstances, a BVI Court may give effect in the BVI to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Tian Yuan Law Firm LLP, JM Group’s Hong Kong counsel, has further advised JM Group that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil and commercial matters and not in respect of taxes, fines, penalties, or similar charges, the judgment is not obtained by fraud, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, contrary to Hong Kong public policy, and in conflict with a prior Hong Kong judgment. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

USE OF PROCEEDS

JM Group estimates that it will receive net proceeds of $[•] from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by JM Group and based upon an assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the price range as set forth on the cover page of this prospectus.

Use of Proceeds	Percentage of the net proceeds
Brand promotion and marketing	25%
Recruitment of talented personnel	25%
Strategic investments and acquisition	25%
General working capital	25%

The foregoing represents JM Group’s current intentions based upon its present plans and business conditions to use and allocate the net proceeds of this offering. JM Group’s management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds JM Group receives from this offering are not immediately used for the above purposes, JM Group intends to invest its net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Brand promotion and marketing

After going public, JM Group aims to further promote its company branding, profile and professional capability in order to achieve strong reputation and reliable image. We believe enhancing the trust level from our existing and potential customers is the key success factor for our industry in the long run. In addition, we plan to conduct feasibilities study about expanding our business to the U.S., Europe and other Asia markets.

Recruitment of talented personnel

Human resources is crucial for our industry, and recruitment of talented personnel continues to be one of our on-going top priorities during day-to-day operations. Thus, we plan to recruit additional experienced staff, including administrative, executive and accounting personnel, marketing and sales as well as designers with solid industry backgrounds that can support the expansion of business, and necessary research and development personnel to support development of new product lines.

Strategic investments and acquisitions

JM Group plans to allocate 25% of the net proceeds of the Offering for strategic investments in complementary businesses, products or services, although JM Group does not currently have any plans or commitments for any such acquisitions or investments.

General working capital

JM Group aims to reserve a portion of net proceeds for general working capital needs and use as daily operation. This can serve as a buffer to deal with the fluctuating economic environment and at the same time provide a stable finance backup for daily operational use.

The foregoing represents JM Group’s current intentions based upon its present plans and business conditions to use and allocate the net proceeds of this offering. JM Group’s management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. To the extent that the net proceeds JM Group receives from this offering are not immediately used for the above purposes, JM Group intends to invest its net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

Subject to the BVI Act and JM Group’s amended and restated memorandum and articles of association, JM Group’s board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of JM Group’s assets will exceed its liabilities and JM Group will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As of the date of this prospectus, JM Manufacturing HK has distributed dividends as follows: On October 31, 2021, JM Manufacturing HK declared a per share dividend of HKD885 (US$113) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD8,850,000 (US$1,130,152) to the shareholder on October 31, 2021; On October 31, 2022, JM Manufacturing HK declared a per share dividend of HKD900 (US$115) to its then sole shareholder, Mr. Ting, which was paid in full in a total amount of HKD9,000,000 (US$,149,307) to the shareholder on October 31, 2022. If JM Group determines to pay dividends on any of JM Group’s Ordinary Shares in the future, as a holding company, JM Group will be dependent on receipt of funds from its Hong Kong subsidiary JM Manufacturing HK. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group.

Other than disclosed above, JM Group has not declared or paid any cash dividends on its capital shares. JM Group currently intends to retain all available funds and future earnings, if any, for the operation and expansion of our business and does not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to JM Group’s dividend policy will be made at the discretion of JM Group’s board of directors after considering JM Group’s financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If JM Group determines to pay dividends on any of JM Group’s Ordinary Shares in the future, as a holding company, JM Group will be dependent on receipt of funds from its Hong Kong subsidiary, JM Manufacturing HK.

Cash dividends, if any, on JM Group’s Ordinary Shares will be paid in U.S. dollars.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by JM Group. See “Taxation — Hong Kong Profits Taxation.” on page 127 of this prospectus.

CAPITALIZATION

The following table sets forth JM Group’s capitalization as of September 30, 2024:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[•] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by JM Group.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” beginning on page 61 of this prospectus.

[•]
	Actual	Actual	Adjusted
	HKD	US$	US$
Debt
Short-term bank loans
Current portion of long-term bank loans
Non-current portion of long-term bank loans
Shareholders’ equity:
Ordinary Shares, US$1.00 par value, 50,000 Ordinary Shares authorized, and 1,000 Ordinary Shares issued and 49,000 outstanding as of September 30, 2023 and 2024, respectively
Additional paid-in capital
Accumulated losses
Total shareholders’ equity

DILUTION

If you invest in JM Group’s Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and JM Group’s net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares.

JM Group’s net tangible book value as of [•] was approximately $[•], or $[•] per Ordinary Share. Net tangible book value represents the amount of JM Group’s total consolidated tangible assets, less the amount of JM Group’s total consolidated liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Ordinary Share from the initial public offering price per Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by JM Group.

After giving further effect to JM Group’s sale of [•] Ordinary Shares in this offering at the assumed public offering price of $[•] per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by JM Group, JM Group’s pro forma as adjusted net tangible book value as of [•] is $[•], or $[•] per Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Ordinary Share of $[•] to our existing shareholders and an immediate dilution in as adjusted net tangible book value per Ordinary Share of $[•] to new investors purchasing Ordinary Shares in this offering.

The following table illustrates this dilution on a per Ordinary Share basis.

Assumed initial public offering price per ordinary share	$	[•]
Net tangible book value per Ordinary Share as of [•]	$	[•]
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$	[•]
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	[•]
Dilution per Ordinary Share to new investors in this offering	$	[•]

An increase (decrease) in the assumed initial public offering price of JM Group’s Ordinary Shares would increase (decrease) JM Group’s net tangible book value after giving effect to the offering assuming no change to the number of JM Group’s Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by JM Group.

To the extent that JM Group issues additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on an as adjusted basis as of [•], the differences between existing shareholders and the new investors, the total consideration paid and the average price per Ordinary Share before deducting the estimated discounts to the underwriter and the estimated offering expenses payable by JM Group.

	Ordinary Shares purchased			Total consideration				Average price per ordinary share
	Number	Percent		Amount		Percent
Existing shareholders	[•]	[•]	%	$	[•]	[•]	%	$	[•]
New investors	[•]	[•]	%	$	[•]	[•]	%	$	[•]
Total	[•]	100.0%		$	[•]	100.0%		$	[•]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

JM Manufacturing HK was incorporated under the law of Hong Kong on June 17, 2016, and our Chairman and Chief Executive Officer, Mr. Ting is the founder. In order to prepare for this offering, a series of restructure actions have been taken. On May 27, 2024, JM Group was incorporated under the laws of BVI with the sole purpose of being the holding company of JM Manufacturing HK. Upon incorporation, JM Group, JM Manufacturing HK, Mr. Ting and JM Manufacturing HK Minority Shareholders, entered the Shrae Exchange Agreement. Pursuant to the Share Exchange Agreement, JM Group issued a total of 1,000 Ordinary Shares to Mr. Ting and the JM Manufacturing HK Minority Shareholders allocated on pro rata basis in proportion to their respective holding of JM Manufacturing HK shares at $1.00 per share in exchange for their transfer of the issued and outstanding 10,000 ordinary shares of JM Manufacturing HK, representing 100% of the issued and outstanding shares of JM Manufacturing HK. As a result, JM Group becomes the holding company of JM Manufacturing HK.

On [    ], 2025, we filed our amended and restated memorandum and articles of association with the Registrar of Corporate Affairs to increase our authorized shares from 50,000 Ordinary Shares, par value of $1.00 per share, to [    ] Ordinary Shares, par value of $[    ] per share and effectuated a forward split of all issued and outstanding shares at a ratio of [    ]-for-1.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with JM Group Limited’s consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. JM Group Limited’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Leveraging our expertise in the gifts, toys, and household products industry, we aim to promote consumer lifestyles. Through JM Group Limited’s (“JM”) wholly-owned subsidiary in Hong Kong, JM Manufacturing (HK) Limited (“JM Manufacturing HK”), we primarily engage in sourcing and wholesaling of a variety of products, including without limitation, gifts, toys, household products and other products for international brand owners. Additionally, we provide product design and development collaboration as a value-added service for our customers. Our customers range from retailers, distributors to wholesalers across regions, including Australia, Hong Kong, Mexico and the United States. Having commenced operations in 2016, we have accumulated over seven years of experience in the industry.

Over years of operation, we sourced and wholesaled a wide range of gifts, toys, household products, and other product that can be broadly classified into eight (8) major categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) electronics, including electronic toys and automotive battery; (v) home and tools, (vi) school, office and art supplies, including art and craft, (vii) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) others.

Our revenue increased from HKD119,097,976 for the year ended September 30, 2023, to HKD221,238,043 (US$ 28,475,930) for the year ended September 30, 2024, representing an increase of 85.8%. This increase is primarily due to inflation in the US market and customers maintaining adequate inventory levels in their warehouses. However, we are adapting well and expect to emerge stronger and continue growing in the long run.

With continuous revenue growth, our gross profit margin also remained well within the expected range of 10% to 14.7%. This resilience is supported by strategic investments, market adaptations, and external economic conditions. It’s crucial to consider various metrics and indicators beyond just revenue to understand the overall health and growth trajectory of the business.

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Competition from other sellers in the market

The gifts, toys, and household products sourcing market are relatively fragmented and competitive. We primarily compete with other sourcing companies in the industry and indirectly compete with manufacturers based in Southeast Asia. We compete based on our product quality, research and development capabilities, established customer relationships and our experienced management team. Our current and future competitors may have longer operating histories, larger and more established customer bases, better manufacturer relationships, better supply chain capabilities, or greater financial, technical, or marketing resources than we do. Competitors may leverage their experience and resources to compete with us in a variety of ways, including investing more heavily in sales and marketing, adopting more aggressive pricing strategies, and making acquisitions for the expansion of their products. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competition may have a material adverse impact on our business, financial condition, and results of operation.

Our ability to retain existing customers and attract new customers

Our success depends on our ability to maintain good relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer needs in terms of product quality or service level, our business transactions with our customers may decline, and our operating results and financial conditions would be adversely impacted in a material manner.

In addition, our future success depends in part on our ability to attract new customers and continue to expand our customer base. In order to attract new customers, we must increase our investment in sales and marketing function across markets and recruit the right talent to drive the expansion efforts. Such investment and recruitment activities may not necessarily yield an increase in revenue, and even if they do, the expenses we will incur may more than offset any increase in revenue, which would harm our business, financial condition, and growth prospects.

Our ability to manage costs of raw materials or transportation

Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our financial performance. We do not have long-term contracts with third-party contract manufacturers and raw material vendors. We usually enter into fixed-price contracts with vendors and agree on raw materials pricing concurrently with our acceptance of each customer order, but in some cases a short time gap may be inevitable. Where market forces drive up raw material costs, we may from time to time fail to negotiate price terms that are advantageous to us and hence put pressure on our profit margin.

A downturn in general economic conditions

Majority of our revenue was derived from sales to the US consumer market, with future expansion strategies into the Europe and Asia market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of discretionary items such as gifts, toys, and household products. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flow.

The COVID-19 pandemic has and may continue to have adverse impact on our business, operating results, and financial condition.

The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our company, may suffer from plant closures and supply shortages across the extended supply network.

The extent to which the pandemic may impact our results of operations going forward will depend on future developments, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, and the success or failure of efforts to contain or treat cases. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this prospectus.

Economic, political and social conditions in mainland China and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in Hong Kong. However, due to the long arm provisions under the current laws and regulations of mainland China, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time with little or no advance notice, which could result in a material change in our operations and/or the value of JM Group Limited’s Ordinary Shares. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by the political, economic, and social conditions in the PRC generally and by the continued economic growth in mainland China as a whole. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political, and legal developments in the PRC.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, useful lives of property and equipment, the recoverability of long-lived assets and implicit interest rate of operating leases. Actual results could differ from those estimates.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Liquidity Risk

Our accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the consolidated financial statements. The Company’s ability to continue as a going concern depends upon its ability to sell of its customized products in the US to generate positive operating cash flows. As of September 30, 2024, the Company’s working capital deficit was HKD36,287,480 (US$4,670,624). The factor raises substantial doubt as to whether the Company will be able to continue as a going concern.

The Company is attempting to commence operations and generate sufficient revenue, and borrow money from financial institutions; however, the Company’s cash position may not be sufficient to support the Company’s daily operations. Management intends to raise additional funds by way of a private or public offering to alleviate working capital pressure. Additionally, management intends to negotiate extended credit periods with suppliers and to request prepayments or milestone payments from customers, if feasible. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and consolidated statements of cash flows from HKD into US$ as of and for the year ended September 30, 2024, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7639, as published in H.10 statistical release of the United States Federal Reserve Board on September 30, 2024. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2023 and 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, respectively.

Cash

Cash mainly represents cash on hand, cash in the bank and demand deposits placed with financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal or use. As of September 30, 2024, the Company did not have any cash equivalents. The Company maintains its bank accounts in Hong Kong.

Accounts receivables and allowance for expected credit losses accounts

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts overdue up to 60 to 120 days.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts was HKD17,515,679 and HKD18,154,619 (US$2,336,712) as of September 30, 2023 and 2024 respectively.

Accounts receivable that are factored out to banks with recourse to the Company are not derecognized until the recourse period has expired and the risks and rewards of the receivables have been fully transferred. The corresponding cash received from the banks is recorded as a short-term loan. Any fee incurred to effect factoring is net-off against short-term loan and taken to the income statement over the period of factoring using the effective interest method.

The Company from time to time may factor accounts receivables due from certain high credit quality customers to factoring house, on a recourse basis, in exchange of a loan equal to approximately 90% of the face value of the receivables in exchange for immediate cash proceeds for use in operations.

Factoring liability

On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivables of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells accounts receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obligated to bear the default risk of the transferred accounts receivable but is liable for the losses incurred on any business dispute.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans. See Note 14 for disclosure of short-term loan.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivables in cash flows from operating activities and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of September 30, 2023 and 2024, the Company has balance of factoring arrangement against HKD22,897,929 and HKD22,675,250 (US$2,187,571) of accounts receivable, respectively.

As of September 30, 2023
Purchase of Accounts Receivables	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,897,929	89,225,679	91,739,595	7.9% to 8.0%
As of September 30, 2024
Purchase of Accounts Receivables	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,675,250	128,813,127	129,035,806	7.9% to 8.0%

Prepayments

Prepayments mainly consist of prepayments to manufacturers. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2023 and 2024, no allowance was deemed necessary.

Deposits

Deposits paid by the company represent amounts paid in advance for utility, rental or other contractual obligations. These amounts are refundable and bear no interest. As of September 30, 2023 and 2024, no allowance was deemed necessary.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	5 years
Office furniture and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset.

If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2023 and 2024, no impairment of long-lived assets was recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in short-term loan in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorized for issue. Other borrowings due to be settled more than twelve months after the balance sheet date are included in long-term loan in the balance sheet.

Accounts payables

Trade payables are initially measured at fair value, and subsequently measured at amortized cost, using the effective interest method.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the Finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation, and a portion is recognized as interest expenses.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods or services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of September 30, 2023 and 2024.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other goods or services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of September 30, 2023 and 2024, the contract liabilities of the Company amounted to HKD3,717,929 and HKD1,226,534 (US$157,869), respectively.

Revenue recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through sourcing and wholesaling of Japanese beauty products, as well as personal care products and other products, through distribution network to Japan market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 60 days and factoring loan of accounts receivables are within 120 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Merchandise costs of gifts, toys, household products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of bad debts, entertainment & commission, and general administrative expenses such as of employee costs, rental expenses, management fee, legal and professional fees and other miscellaneous administrative expenses.

Employee benefit

Hong Kong Employment Ordinance (“The Ordinance”) provides that an employee employed under a continuous employment contract for a period of one month or more immediately preceding a sickness day is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also provides that an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from 7 days to a maximum of 14 days in accordance with his or her length of employment.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their relevant employees in Mandatory Provident Fund Schemes. Relevant employees are those who are at between 18 and 65 years of age and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government grants

Government grants which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 and nil for the years ended September 30, 2023 and 2024, respectively.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Company and the Company’s subsidiary in Hong Kong, JM Manufacturing to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

JM Manufacturing is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company incurred a tax penalty related to the underpayment of income taxes for the prior years 2018, 2019, 2020, 2021, and 2022. A penalty related to income taxes was incurred, amounting to HKD728,000 and HKD956,792 (US$123,150) for the year ended September 30, 2023 and 2024, respectively. The penalty related to income taxes was wholly settled on September 29, 2023 and April 22, 2024, respectively.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023 and 2024, there were no dilutive shares.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and account receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of September 30, 2023, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 58% and 32% of the Company’s total accounts receivables, respectively. As of September 30, 2024, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactures from the US and abroad and the other one is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 50% and 40% of the Company’s total accounts receivables, respectively.

For the year ended September 30, 2023, one major customer, who is a distributor that represents and sells brands of well-known manufactured products from the US and abroad, accounted for 83% of the Company’s total revenues. For the year ended September 30, 2024, two major customers, one is a distributor that represents and sells brands of well-known manufactured products from the US and abroad, and the other one is a distributor that represents and sells brands of manufactured products from Hong Kong to abroad, accounted for 69% and 24% of the Company’s total revenues respectively.

Concentration of manufacturers

As of September 30, 2023, four manufacturers accounted for 20.6%, 16.1%, 11.1% and 10.2% of the total balance of accounts payables, respectively. As of September 30, 2024, four manufacturers accounted for 16.7%, 9.5%, 9.5% and 9.4% of the total balance of accounts payables, respectively.

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of our total purchases, respectively. For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Deferred initial public offering (“IPO”) cost

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. As of December 31, 2023, the Group did not initiate its IPO. During the fiscal year ended December 31, 2024, the Group recorded a charge of HKD465,001 ($59,851) related to the IPO. As of December 31, 2023 and 2024, the Group had capitalized deferred IPO costs of nil and HKD465,001 ($59,851), respectively.

Global Unrest

Global unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Prior to the interest risks cut in 2024, since mid-2022, the U.S. Federal Reserve had addressed elevated inflation by increasing interest rates due to the inflation risk. Given current market conditions, the Company may be unable to access the capital markets, and additional capital may only be available to the Company on terms that could be significantly detrimental to the Company’s existing stockholders and to the Company’s business.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective in two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The amendment requires entities to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The amendment also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosure under certain circumstances. The amendment does not change or remove those disclosure requirements and also does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This amendment is effective for the Company’s consolidated financial statements issued for annual periods beginning after December 15, 2023. Early adoption is permitted. There was no material impact to the Company’s consolidated financial statements upon adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This new guidance is effective for the Group for its fiscal years beginning after December 15, 2024. The Group does not expect a significant impact to the combined financial statements upon adoption.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the Company is currently assessing the impact of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income (Loss) and consolidated statements of cash flows.

Results of Operations

For the Year Ended September 30, 2023, compared to Year Ended September 30, 2024

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the year ended September 30,
	2023		2024
	HKD	% of revenue	HKD	US$	% of revenue
Revenue
Sales of products	119,097,976	100.0%	221,238,043	28,475,930	100.0%
	119,097,976	100.0%	221,238,043	28,475,930	100.0%

Operating Expenses
Merchandise costs	(107,284,282)	(90.1)%	(188,757,892)	(24,295,354)	(85.3)%
Selling, general and administrative expenses	(33,545,670)	(28.2)%	(24,887,221)	(3,203,277)	(11.2)%
Total operating expenses	(140,829,952)	(118.2)%	(213,645,113)	(27,498,631)	(96.5)%

Income (losses) from operations	(21,731,976)	(18.2)%	7,592,930	977,299	(3.4)%

Interest expense, net	(3,057,359)	(2.6)%	(3,399,000)	(437,491)	(1.5)%
Gain (loss) from foreign currency exchange	(84,123)	(0.1)%	564,916	72,711	*
Government grants	108,800	0.1%	—	—	*
Other income – litigation settlement after Government grants	—		4,456,253	573,572	2.0%
Other income	—	*	427,696	55,049	*
Bank charge	(789,692)	(0.7)%	(994,430)	(127,995)	(0.45)%
Other expense	(728,000)	(0.6)%	(58,964)	(7,588)	*
Total interest expense and other expense, net	(4,550,374)	(3.8)%	996,471	128,258	(0.45)%

Income (losses) before income taxes	(26,282,350)	(22.1)%	8,589,401	1,105,557	3.88%
Income tax expense	—	*	(1,560,959)	(200,914)	0.71%
Net income (losses)	(26,282,350)	(22.1)%	7,028,442	904,643	3.18%

____________

*        Less than 0.1%

Revenue

The following table sets forth a breakdown of our revenue for the years ended September 30, 2023 and 2024:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Sales of products
Clothing, shoes and accessories	2,432,141	57,038,708	7,341,550
Home and tools	2,968,120	13,853,892	1,783,158
Personal care	2,193,144	11,130,763	1,432,660
School, office and art supplies	5,912,160	6,678,500	859,601
Seasonal décor and party supplies	37,465,982	44,845,862	5,772,188
Sports and outdoors	29,332,638	54,740,198	7,045,705
Toys and games	38,384,591	32,950,120	4,241,068
Others	409,200	—	—
Total	119,097,976	221,238,043	28,475,930

For the year ended September 30, 2023, and 2024, we generated our revenue primarily through sales of toys and games, seasonal décor and party supplies, sports and outdoors, school, office and art supplies, home and tools, clothing, shoes and accessories, electronics and personal care.

Our revenue increased by 85.8%, from HKD119,097,976 for the year ended September 30, 2023, to HKD221,238,043 (US$28,475,930) for the year ended September 30, 2024. This decline was primarily due to a significant decrease in one-off sales of automotive batteries.

For the years ended September 30, 2023, and 2024, we maintained sales to our key customer, a US-incorporated entity with established global brands across various sectors, through sales of toys and games, seasonal décor and party supplies, sports and outdoors, school, office and art supplies, home and tools, clothing, shoes and accessories, electronics and personal care.

Merchandise costs

The following table shows disaggregated merchandise costs by major cost items for the year ended September 30, 2023 and 2024, respectively:

	For the year ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Merchandise costs	107,272,043	188,757,892	24,295,354
Artwork expenses	—	—	—
Royalty & patent fee	12,239	—	—
Total	107,284,282	188,757,892	24,295,354

Our total merchandise costs increased by 75.9% to HKD188,757,892 (US$24,295,354) for the year ended September 30, 2024 from HKD107,284,282 for the year ended September 30, 2023. The increase was in line with our significant increase in sales of products as compared to the prior period.

Selling, general and administrative expenses

For the years ended September 30, 2023 and 2024, our selling, general and administrative expenses consisted of staff costs, rental expenses, transport and travelling, selling and marketing, depreciation, legal and professional fees, auditor’s remuneration and consulting fees. The following table sets forth a breakdown of our general and administrative expenses for the years ended September 30, 2023 and 2024:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Staff costs	8,698,754	7,616,692	980,358
Rental expenses	1,618,830	1,510,280	194,391
Transport and travelling	4,494,401	2,648,750	340,925
Selling and marketing	2,029,313	6,532,846	840,854
Depreciation	136,290	61,128	7,868
Legal and professional fees	54,708	286,413	36,864
Auditor’s remuneration	2,236,640	1,457,604	187,611
Bad debts	8,505,786	638,941	82,239
Others	5,770,948	4,134,567	532,167
Total	33,545,670	24,887,221	3,203,277

Staff costs

Our staff costs decreased by 12.4% to HKD7,616,692 (US$980,358) for the year ended September 30, 2024 from HKD8,698,754 for the year ended September 30, 2023 mainly due to a decrease in headcount and salaries.

Rental expenses

Our rental expenses mainly represented rental expenses for Hong Kong office. Our rental and office expenses decreased by 6.7% to HKD1,510,280 (US$194,391) for the year ended September 30, 2024 from HKD1,618,830 for the year ended September 30, 2023.

Transport and travelling

For the years ended September 30, 2023 and 2024, our transport and travelling consisted of motor vehicle running cost, travel and communication expenses and other travel related expenses. Our transport and travelling expenses decreased by 41.1%, to HKD2,648,750 (US$340,925) for the year ended September 30, 2024 from HKD4,494,401 for the year ended September 30, 2023, primarily due to an decrease in business travel.

Selling and marketing

For the years ended September 30, 2023 and 2024, our selling and marketing expenses increased by 222% from HKD2,092,313 for the year ended September 30, 2023 to HKD6,532,846 (US$840,854) for the year ended September 30, 2024. The increase was principally driven by the inspection fee expenses related to the new household products.

Depreciation

Our depreciation mainly represented depreciation for our property and equipment. Our depreciation for our property and equipment decreased from HKD136,290 for the year ended September 30, 2023 to HKD61,128 (US$7,868) for the year ended September 30, 2024 due to some of the property and equipment being fully depreciated in the prior year.

Legal and professional fee

Our legal and professional fee increased to HKD286,413 (US$36,865) for the year ended September 30, 2024 from HKD54,708 for the year ended September 30, 2023, primarily due to expenses incurred in our preparation for public listing.

Auditor’s remuneration

Our auditor’s remuneration fee decreased to HKD1,457,604 (US$187,611) for the year ended September 30, 2024 from HKD2,236,640 for the year ended September 30, 2023, primarily due to decreased audit fee in current year incurred in our preparation for public listing.

Others

Our other general and administrative expenses mainly consisted of bank charges, cleaning charges, courier and postage, insurance, printing and stationery, management fees and other miscellaneous expenses. Our other general and administrative expenses decreased to HKD4,134,567 (US$532,167) for the year ended September 30, 2024 from HKD5,770,948 for the year ended September 30, 2023 primarily due to an decrease in printing and stationery expenses, insurance, utilities and bank charges caused by inflation.

Income (losses) from operations

Our overall income from operations increased by 133%, resulting in an income from operations of HKD8,589,401 (US$1,105,557) for the year ended September 30, 2024, compared to a loss from operations of HKD26,282,350 for the year ended September 30, 2023. This decrease was primarily due to reduced sales demand, while operating expenses remained constant.

Government grants

Government grants which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 and nil for the years ended September 30, 2023 and 2024, respectively.

Provision for income tax expense

Our income tax expenses amounted to HKD1,560,959 (US$200,914) for the year ended September 30, 2024 and nil for the year ended September 30, 2023. We are subject only to Hong Kong corporate tax regime. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HKD2,000,000 and 16.5% for any assessable profits in excess of HKD2,000,000.

Net income (losses)

Our net income increased by 127%, resulting in a net gain of HKD7,028,442 (US$904,643) for the year ended September 30, 2024, compared to a net loss of HKD26,282,350 for the year ended September 30, 2023.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of September 30, 2023	As of September 30,
		2024	2024
	HKD	HKD	US$
CURRENT ASSETS
Cash	7,911,340	4,858,613	625,360
Accounts receivable, net	26,371,136	55,063,982	7,087,380
Prepayments	13,313,016	11,006,599	1,416,678
Amount due from related party	717,488	7,049,425	907,344
Other current assets	80,713	16,653	2,143
TOTAL CURRENT ASSETS	48,393,693	77,995,272	10,038,905

CURRENT LIABILITIES
Short-term loan	50,302,117	40,228,954	5,177,938
Long-term loan, current portion	1,952,990	2,569,828	330,767
Accounts payable	37,590,060	64,439,616	8,294,134
Finance lease obligation, current	77,934	80,997	10,425
Operating lease obligation, current	1,139,065	684,418	88,093
Taxes payable	1,834,290	1,624,235	209,058
Accrued expenses	4,915,761	2,487,951	320,228
Commission payable	350,645	110,633	14,240
Amount due to related party	1,568,646	6,006	773
Contract liabilities	3,717,929	1,226,534	157,869
Other payable	994,535	823,580	106,004
TOTAL CURRENT LIABILITIES	104,443,972	114,282,752	14,709,529
NET CURRENT LIABILITIES	(56,050,279)	(36,287,480)	(4,670,624)

Accounts receivables, net

Accounts receivables represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 60 to 120 days, depending on their reputation, transaction history and the products purchased. Our accounts receivables increased by 108.8% to HKD55,063,982 (US$7,087,380) for the year ended September 30, 2024 from HKD26,371,136 for the year ended September 30, 2023, which was primarily driven by a decrease in the provision for doubtful accounts as well as the increase in number of orders.

Our provision for doubtful accounts increased by 3.6% to HKD18,154,619 (US$2,336,712) as of September 30, 2024, from HKD17,515,679 as of September 30, 2023. This increase was primarily driven by a higher historical loss rate of one of the customers.

Our management regularly reviews outstanding accounts and provides an allowance for expected credit losses. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for expected credit losses. In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for expected credit losses after all means of collection have been exhausted and the likelihood of collection is not probable.

Amount due from related party

The amount due from the related party reflects payments made on behalf of the shareholder and related parties by JM Manufacturing (HK) Limited. As of September 30, 2024, our amount due from the related party increased significantly by 882.5%, from HKD717,488 as of September 30, 2023, to HKD7,049,425 (US$907,344) as of September 30, 2024. This increase was primarily attributable to the advance of HKD5,944,799 to the shareholder, Mr. Ting.

Prepayments

The prepayment is mainly related to the trade deposit paid, which amounted to HKD13,313,016 and HKD11,006,599 (US$1,416,678) as of September 30, 2023 and 2024, respectively. The trade deposit is an advance payment made by the Company to the manufacturers for goods or services that will be received in the future. This payment serves as a security or partial payment for the upcoming delivery.

Our prepayment decreased by 17.3% to HKD11,006,599 (US$1,416,678) as of September 30, 2024 from HKD13,313,016 as of September 30, 2023 was mainly due to the decrease of trade deposit was made to the manufacturers for goods on the upcoming delivery.

Other current assets

Our other current assets decreased by 80% to HKD16,653 (US$2,143) as of September 30, 2024, from HKD80,713 as of September 30, 2023. This significant decline was primarily due to the customer releasing the security deposits for goods ordered and issuing a refund to the Company, which had been recorded in prior years.

Loans

The loans comprise short-term and long-term loans, including the current portion, with Standard Chartered Bank and Bank of China. As of September 30, 2023, our short-term loans decreased by 20% to HKD40,228,954 (US$5,177,938), and long-term loans increased by 20% to HKD10,352,793 (US$1,332,526). This reduction was primarily due to loan repayments during the year.

Accounts payable

Our accounts payable significantly increased by 39% to HKD64,439,616 (US$8,294,134) as of September 30, 2024, from HKD37,590,060 as of September 30, 2023 primarily due to repayments made during the financial year.

Finance lease obligation, current

The finance lease obligation primarily relates to motor vehicles. As of September 30, 2024, our finance lease obligation slightly increased by 3.9% to HKD80,997 (US$10,425), this was mainly due to accrued interest during the financial year.

Operation lease obligation, current

The operating lease obligation pertains to the office rental. Our operating lease obligation decreased by 40% to HKD684,418 (US$88,093) as of September 30, 2024 was primarily due to the repayment of the establishment office rental agreement with a landlord.

Taxes payable

Our taxes payable were HKD1,624,235 (US$209,058) as of September 30, 2024 compared to HKD1,834,290 as of September 30, 2023.

Accrued expenses

Our accruals decreased to 2,487,951 (US$320,228) as of September 30, 2024 from HKD4,915,761 as of September 30, 2023, principally due to lower accrued of legal and professional and auditor’s remuneration incurred for the preparation of public listing.

Commission payable

The commission payable represents amounts owed to sales representatives, agents, or other parties for services rendered in connection with sales transactions. Our commission payable increased by 68.4% to HKD110,633 (US$14,240) as of September 30, 2024 from HKD350,645 as of September 30, 2023 was primarily due to a prolonged repayment cycle to the sales representatives.

Amount due to related party

The amount due to the related party of HKD6,006 (US$773) as of September 30, 2024 was related to payments made on behalf of the Company by Mr. Ting, who is both a director and shareholder.

Contract liabilities

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other services. As of September 30, 2024 and September 30, 2023, the contract liabilities of the Company amounted to HKD1,226,534 (US$157,869) and HKD3,717,929, respectively. The decrease in contract liabilities as of September 30, 2024 was mainly due to initial deposits made by a new customer for its purchase order and were subsequently recognized as revenue.

Other payable

Our other payable is primarily related to disputed payables to manufacturers, renovation costs, payroll expense payable, and tax penalties. The decrease in other payable from HKD994,535 as of September 30, 2023 to HKD823,580 (US$106,002) as of September 30, 2024 was primarily due to an escalation in disputed amounts with manufacturers.

Cash Flows

Our use of cash is primarily related to operating activities and deferred initial public offering costs. We have historically financed our operations primarily through the cash flow generated from our operations.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash and cash equivalents at the beginning of the period	15,735,843	7,911,340	1,018,282
Net cash (used in) provided by operating activities	(3,688,221)	1,462,302	188,215
Net cash provided by investing activities	9,757,860	5,358,063	689,645
Net cash (used in) financing activities	(13,894,142)	(9,873,092)	(1,270,782)
Effect of foreign exchange on cash, cash equivalents and restricted cash	—	—	—
Cash and cash equivalents at the end of the period	7,911,340	4,858,613	625,360

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of manufactured goods, staff costs and other operating expenses.

For the year ended September 30, 2023, net cash used in operating activities of HKD3,688,221 (US$474,717) primarily resulted from our net losses of HKD24,089,712 (US$3,382,847), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment of HKD136,290 (US$17,404), amortization of right-of-use assets of HKD1,328,014 (US$169,587), provision for expected credit losses accounts of HKD8,505,786 (US$1,086,189) and interest expenses of HKD3,065,873 (US$391,512). Changes in operating assets and liabilities mainly included: (i) an increase in accrued expenses of HKD4,821,459 (US$615,702) due to the accrued legal and professional fee, auditor’s remuneration for the preparation of public listing; (ii) a decrease in prepayments of HKD4,449,216 (US$568,165) and partially offset by (i) an increase in accounts receivable of HKD18,585,959 (US$2,373,427); (ii) a decrease in operating lease obligation of HKD1,328,014 (US$169,587) due to a new lease signed for HK office and repayment of lease; (iii) a net decrease in total accounts payable of HKD346,077 (US$44,194) due to lower stock orders and repayment made to supplier; (iv) a decrease in contract liabilities of HKD5,586,315 (US$713,372) due to the recognition to revenue.

For the year ended September 30, 2024, net cash generated in operating activities of HKD2,592,134 (US$333,637) primarily resulted from our net profit of HKD7,028,442 (US$904,643), as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of plant and equipment of HKD61,128 (US$7,868), amortization of right-of-use assets of HKD1,139,065 (US$146,611), provision for expected credit losses accounts of HKD638,940 (US$82,239) and interest expenses of HKD3,404,653 (US$438,219). Changes in operating assets and liabilities mainly included: (i) an decrease in accrued expenses of HKD2,427,810 (US$312,488) due to the accrued legal and professional fee, auditor’s remuneration for the preparation of public listing; and (ii) a decrease in accounts receivable of HKD29,331,787 (US$3,775,345), and (iii) a decrease in operating lease obligation of HKD1,139,065 (US$146,611) due to a lease repayment of the HK office; (iv) a decrease in contract liabilities of HKD2,491,395 (US$320,672) due to the recognition to revenue and partially offset by (v) an increase in prepayments of HKD2,306,417 (US$296,863) and (vi) an increase in accounts payable of HKD26,849,556 (US$3,455,853) due to higher stock orders and slower repayment made to supplier; and (vii) an increase in prepaid expense of HKD2,306,417 (US$296,863).

Cash generated in investing activities

For the year ended September 30, 2024, net cash provided by investing activities was HKD5,358,063 (US$689,645), which the funds were primarily from the shareholder.

For the year ended September 30, 2023, net cash provided by investing activities was HKD9,757,860, which the funds were primarily from the shareholder.

Net cash used in financing activities

For the year ended September 30, 2024, net cash provided by financing activities was HKD11,002,924 (US$1,416,205), which was primarily related to the proceeds of bank loan.

For the year ended September 30, 2023, net cash used in financing activities was HKD13,894,142, which was primarily related to the repayment of bank loan and dividend payment to shareholder.

Capital Expenditures

We did not incur any capital expenditures for the year ended September 30, 2024. While we spent capital expenditures of HKD168,163 for the year ended September 30, 2023, which mainly related to the leasehold improvement and furniture and fixture for the office.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions. As of September 30, 2024, cash balance of HKD4,858,613 (approximately US$625,360) was maintained at financial institutions in Hong Kong across two (2) major reputable banks.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We conduct credit evaluations on our customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from accounts receivable. These assets are subject to credit evaluations. An allowance, where applicable, would make up for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentration risk

As of September 30, 2023, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 58% and 32% of the Company’s total accounts receivables, respectively. As of September 30, 2024, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 69% and 24% of the Company’s total accounts receivables, respectively.

For the year ended September 30, 2023, one major customer, who is a distributor that represents and sells brands of well-known manufactured products from the US and abroad, accounted for 83% of the Company’s total revenues. For the year ended September 30, 2024, two major customers, one is a distributor that represents and sells brands of well-known manufactured products from the US and abroad, and the other one is a distributor that represents and sells brands of manufactured products from Hong Kong to abroad, accounted for 69% and 24% of the Company’s total revenues, respectively.

Manufacturers concentration risk

As of September 30, 2023, four manufacturers accounted for 20.6%, 16.1%, 11.1% and 10.2% of the total balance of accounts payables, respectively. As of September 30, 2024, four manufacturers accounted for 16.7%, 9.5%, 9.5% and 9.4% of the total balance of accounts payables, respectively.

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of our total purchases, respectively. For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively.

Interest rate risk

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank borrowings, at the end of the reporting period, we are not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Foreign currency risk

We are exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HKD is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

BUSINESS

“The Company”, “JM Group”, “we”, or “us” in this Business section refers to JM Group Limited and its subsidiary, unless the context otherwise indicates.

Business Overview

We are a Hong Kong-headquartered sourcing solutions provider. Aimed to promote better lifestyle choices for consumers, we globally source and wholesale a wide array of products that can be broadly classified into eight (8) major categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) electronics, including electronic toys and automotive battery; (v) home and tools, (vi) school, office and art supplies, including art and craft, (vii) clothing, shoes and accessories, (vii) personal care products, such as personal care appliance, and (viii) others.

In support of our sourcing and wholesaling business, we are committed to offering value-added services to our customers throughout the entire cycle of product creation, development, production and delivery, such as market and industry research, trend analysis, product and packaging design, and quality control and management:

Idea Creation

From the start, we actively collaborate with our customers in the idea creation stage of product development. Our research and development team periodically performs market and industry research to proactively plan and pitch new product ideas to our customers, or advise our customers on lates product and market trends and to assist in the creation of new product ideas.

Product Design and Development

Once product ideas are created, we work closely with our customers and manufacturers to turn ideas into realities. Our merchandizing team works closely with the manufacturers in the design and manufacturing of prototypes, regularly communicates with customers in the refinements of product design, testing of product functions, design of packaging and labelling, and implementation of production guidelines and requirements. We also assist our customers in the planning of sales and marketing of their products.

Product Manufacturing

Once products are ready to move into the production stage, we help select manufacturer and negotiate purchase orders with the manufacturer, provide product specification, quality, cost, capacity, delivery schedule to the manufacturer for production, and undertake quality control and assurance role for our customers.

Our customers range from retailers, distributors to wholesalers across regions, including Australia, Hong Kong, Mexico and the United States. Our suppliers are primarily manufacturers producing the products either based on the product design we produce and approved by our customers or based on the design of our customers. Our supplying manufacturers are primarily located in China.

Competitive Strengths

Value-added services enable product personalization and customization

The ethos of “Customer first” guides the operations of the whole company from the senior management to assistant merchandiser. Leveraging its knowledge of our customers’ businesses and industry trends, and close working relationships with our customer buyers and supplying manufacturers, our merchandise team are in charge of serving customers and are committed to deliver superior and responsive services to our customers.

Apart from traditional product sourcing and wholesaling, we offer value-added services such as conducting market research on product trend, design, packaging, industry outlook and procurement, advising customers on product and packaging design and features, and implementing quality control procedures.

Our internal research and development team compiles market and industry trend analysis and communicates with our merchandising team to share such information with our customers to decide product selection. Additionally, we have the capacity to develop 3D product models or prototypes and present the functionality and design of our designed products to our customers. Such value-added services enable us to personalize and customize the special requests of our customers and help our customers to meet their customers’ demands.

Advanced quality assurance and control

We have established an internal quality assurance and control system to supervise the quality, safety and reliability of the product and packaging design and features. We have flexibility to modify the procedures to meet the needs of our customers while we continue to maintain the level of quality control. We believe that such in-house quality assurance and control procedures facilitate the logistics and delivery of our products.

Furthermore, we have also set up a production management system to monitor the production of our supplying manufacturers and aim to ensure that the products meet our customers’ quality and safety requirements. As our major supplying manufacturers are based in China, our quality control team and/or third-party quality control contractors conduct onsite inspections and personnel training to aim to ensure that the supplying manufacturers adhere to our standard and procedures.

Strong relationship with supplying manufacturers supporting on-time delivery and favorable production cost

Through years of operations and our expertise in sourcing and wholesaling in our product series specifically seasonal décor and party supplies and toys and games, we have acquainted with the qualifications and credibility of our supplying manufacturers in the respective industries and have developed long-term relationship with those manufacturers who meet the production and safety standard of our customers. Such relationship enables us to negotiate for production and delivery priorities and production discounts.

To facilitate bulk-order production cycle and process of our supplying manufacturers, we make upfront payment for raw materials so that our supplying manufacturers enable to timely procure quality raw materials as requested by our customers.

Growth Strategy

Continue to expand our product offering and expand customer groups

Leveraging our accumulated industry experience, in-house technical expertise and customer relationship, we plan to continue to expanding our product offerings of existing product categories and grow new product categories. For example, with our established strong relationship with supplying manufacturers who produce consumables, we plan to expand into the commodity consumables category to offer products such as frozen seafood, natural coconut water and instant cup noodles. With our growing product offering, we believe that we can provide more product variety to our existing customers and grow new sales channels and customer groups.

In addition, we plan to attend more global trade shows in the U.S., Europe, and China to attract more customers. We also plan to develop more demand by engaging third-party sales agents in markets such as Mexico, Spain, Germany and U.S.

Develop our own brand with further improved supporting structure

We may consider opportunities to start building our own brands and to enter licensing arrangements to use licensed brands. We have strong internal market research and proprietary product design expertise. We believe we may capitalize this expertise to build our own brands and attract new customers. We will apply for intellectual property protection for our own the know-hows to increase asset value and monetize on our technical skills. Once we complete the initiative of creating our own brands, we will market our brands via social media platforms and partner with retailers for joint marketing campaigns.

To support this further growth, we will hire more qualified talents to further enhance our technical and marketing capabilities. We may also consider setting up new offices for additional sourcing capabilities and showroom space for product exhibits to facilitate customer onsite preview of our product offerings.

Expand our distribution channels

Driven by their convenience, accessibility to price comparison and customer review, and wider product choices, e-commerce platforms have seen significant growth in recent years. Social media plays a vital role in driving sales and becomes a powerful tool for individual and corporate users to share ideas, showcase purchases and attract engagement. We plan to expand our distribution channels with new marketing channels and platforms to meet the consumer demand for online shopping and utilize the influence of social media.

Our Products

Over years of operation, we sourced and wholesaled a wide range of merchandises for retailers, distributors, and brand owners, primarily consisting of eight (8) categories: (i) sports and outdoor recreation products, including water gun, umbrella, pool volleyball, athletic equipment and accessories, (ii) toys and games, (iii) seasonable décor and party supplies, including interior decorative elements, Christmas tree, and other general festival and event decorative goods, (iv) home and tools, (v) school, office and art supplies, including art and craft, (vi) clothing, shoes and accessories, and (vii) personal care products, such as personal care appliance.

Toys and games

Toys and games series is the major product category of our business and represented 31.8% and 15% of our total revenue for the years ended September 30, 2023 and 2024, respectively. Our products included in this series comprises moji tub, high bounce putty tub, acoustic guitar, giant water wiggle, neon flexible tract set, basic helicopter, prepack high mist car, building block set, fighting robot, squeeze balloon dog, cowbell, desktop bell, desktop gong, triangle, megaphone, claw machine, dino loop track set, standing football table.

Seasonal décor and party goods

Seasonal décor and party supplies series is another major product category, constituting 31.5% and 20.1% of our total revenue for the years ended September 30, 2023 and 2024, respectively.

Our wide range of seasonal and party goods include, without limitation, Easter, Halloween, and Christmas season decorations, such as bucket, basket, plastic grass, tinsel garland, tinsel and disco wreath, Christmas trees, knit stocking, coir mat, skull candy, candle holder, mascot mask, banner, poly and holiday characters, ornaments, led hanging globe and plastic skeleton/figures.

Sports and outdoors

Our sports and outdoors series contributed to 25.3% and 24.6%, respectively, of our total revenue for the years ended September 30, 2023 and 2024. Our sports and outdoors series include, among others, skateboard, longboard, foldable balance beam, foldable ping pong table, tennis racquet and balls, stepper, plastic tumbler, metal stool, beach set, water gun, badminton set, cloth hammock, retractable net, metal table, sharp shooter, throwing disc, beach bucket set, water blast, folding chair, beach umbrella, beach toy set, flying disc, dollar blast, butterfly net pack, gamer blast, tech blast, backpack blast, metal folding chair, boogie board and so on.

Home and Tools

Our home and tool series comprises a variety of home furniture and tools such as trapezoid PVC bin, coiled lanyard, ceramic pot, table, desk, basket, mirror, hanging shelf, wood crate, chalkboard, tray, cabinet and others. For the years ended September 30, 2023 and 2024, we recognized 2.5% and 6.3% of our revenue from this series, respectively.

Personal care

Personal care products primarily consist of cosmetic brushes, baby and adult diapers, adult incontinence and postpartum underwear, water bottle, shampoo and conditioner. We recognized 0.7% and 5%, from this series for the years ended September 30, 2023 and 2024, respectively.

School, office and art supplies

School, office and art supplies series mainly include crafts and stationery such as desktop draw board, bucket bundle of chalk, portable easel set, color pencils, clipboard, 2-in-1 drawing boarding board, wheat plastic pen, journals, filler paper, bucket bundle chalk set, color pencils, portable double magnetic art easel and lava pen. During the years ended September 30, 2023 and 2024, we generated approximately 5.0% and 3.1%, respectively, of our revenue from this series.

Clothing, shoes and accessories

Our clothing, shoes and accessories series primarily includes tote bags, suitcases, and fabric. Our sale of clothing, shoes and accessories contributed to 2.0% and 25.8% of our total revenue for the years ended September 30, 2023 and 2024, respectively.

Our Value-added Services

To support our sourcing and wholesale business, we are committed to conducting market research, creating trend guidance, designing and developing new products and packaging, and offering quality management services, which are not independently revenue generating but are critical value-added services integral to our business model.

Market Research and Trend Guidelines

Our research and development team periodically performs market and industry research on product trend and development, product and packaging design, global sales outlook for the current and potential product series, regulatory and compliance requirements. This team also proposes and prepares internal guidelines and product development plan and analysis based on its researches and communicates with our merchandising team for the purpose of planning sales and marketing activities, exploring new product lines, and advising our customers on issues affecting product design, product features and functionality, and product packaging.

Product and Packaging Design and Development

In addition to working with our supplying manufacturers for the production based on the request and specification of our customers, we innovate new design and create prototype of new products and packaging in-house based on the research and analysis performed by our research and development team. Such design and prototypes require approval from our customers and the related IP rights are ultimately owned by our customers.

Quality Management

We have developed internal standard operating procedures (SOPs) and quality management procedures tailored to our business operations to achieve quick product samplings and product launching for customers and quality control, including SOPs concerning the following issues to ensure that we meet thew requests of our customers and comply with relevant regulatory requirements:

•        Design verification

•        Product sample functionality, safety and reliability testing, improvement and correction, determination of product specification and packaging by an engineer

•        Third-party pre-production laboratory testing and certification

•        Internal pre-production testing

•        Individual carton drop test to verify packing resistance reliability to loading and unloading

•        Carton transit test to verify packing resistance reliability to transportation of the product

•        Product testing (functionality testing, abuse testing, reliability testing, safety testing)

•        Aesthetics inspection

•        Raw material inspection

•        Mass production inline inspection

•        Mass production final inspection

Our Supplying Manufacturers

Close collaboration with our supplying manufacturers specializing in producing merchandises to brand owners and retailers globally is critical to our business operation and success. When selecting and evaluating manufacturers, we consider a number of business factors such as market reputation, quality, cost, production capacity and on-time delivery.

For our manufacturing orders, we typically send our instructions to our supplying manufacturers to produce based on the design approved by our customers as well as product specification, quality, cost, capacity, delivery schedule as requested by our customers.

We usually work with manufacturers that pass our assessment of, among others, quality, production capacity, ability to deliver and cost. Although we have not entered into any long-term contracts with our major manufacturers, we have forged long-term relationships with many of them based on the history of close collaborations.

Our manufacturers are primarily located in mainland China and other countries or regions in East and Southeast Asia, such as Vietnam and India. During the year ended September 30, 2024, our supplying manufacturers in the People’s Republic of China, Hong Kong, and Vietnam represented 71%,     %, 27.8% and 1.1% respectively, in terms

of our total purchase. During the year ended September 30, 2023, our supplying manufacturers in mainland China, Hong Kong, Vietnam, India, Japan and Taiwan represented 88.4%, 2.1%, 7.8%, 1.1%, 0.4% and 0.2%, respectively, in terms of our total purchase.

Cost of Merchandise by Jurisdictions for the Years Ended September 30, 2023 and 2024
PERCENTAGE
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
88.4%
72.8%
7.8%
3.0%
1.1%
0.0%
2.1%
23.5%
0.4%
0.0%
0.2%
0.0%
0.0%
0.7%
CHINA
VIETNAM
INDIA
HONG KONG
JAPAN
TAIWAN
MACAU
JURISTICTIONS
9/30/2023
9/30/2024

Our top five supplying manufacturers accounted for approximately 58.2% and 48.7% of our total cost of merchandise, respectively, for the years ended September 30, 2023 and 2024. In particular, procurement from two major suppliers accounted for 16% and 11% of our total purchase for the year ended September 30, 2024, respectively, and procurement from two major suppliers accounted for 18% and 14% of our total purchase for the year ended September 30, 2023, respectively. Our major supplying manufacturers are certified by the Business Supply Chain Initiative (BSCI), a nonprofit dedicated to the promotion of sustainable and ethical trade practices, and Customs Trade Partnership Against Terrorism (CTPAT), a voluntary trade partnership program operated by the U.S. Customs and Border Protection (CBP). To optimize profit margin and diversify supply chain, we plan to expand our supplying manufacturer base in Vietnam, Cambodia and Indonesia, especially for our home and tools series as well as school, office and art supplies series.

Sales and Marketing

We develop customer base through referral by customer buyers and our sales representatives. We conduct direct sales with our corporate customers through our merchandising team and third-party sales representatives.

Instead of setting up a specialized marketing team, our merchandising team is responsible for the day-to-day marketing work because through pitching customers for product orders, the merchandising team build relationships with customer buyers directly, and therefore they have the advantage of communicating with our sales representatives and customer buyers directly. Established relationships and direct communication can lead to more fruitful marketing.

Typically, after our senior management onboard new customers, our merchandising team are responsible for customer relationship maintenance.

Customers

Sales Revenue by Jurisdictions for the Year Ended September 30, 2023 and 2024
PERCENTAGE
100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
92.0%
72.4%
2.0%
24.4%
0.3%
0.2%
5.7%
3.0%
U.S.
HONG KONG
AUSTRALIA
MEXICO
JURISDICTIONS
9/30/2023
9/30/2024

Our customers are retailers, distributors, and brand owners. For the years ended September 30, 2023 and 2024, our top five customers accounted for 98.2% and 99.1% of our total revenue, respectively.

Our customers are located in the United States, Hong Kong, Mexico and Australia. During the year ended September 30, 2024, sales of our customers in the United States dominated 72.5% of our total sales revenue, followed by customers in Hong Kong, 24.3%, Mexico, 3% and Australia, 0.2%. During the year ended September 30, 2023, sales of our customers in the United States dominated 92.0% of our total sales revenue, followed by customers in Hong Kong, 2.0%, Mexico, 5.7% and Australia, 0.3%.

We currently have two major customers: (i) a major distributor and a wholly-owned subsidiary of the U.S.-based discounted retailer (the “Major Customer 1”), with which we have entered into a vendor agreement on August 15, 2023, under which we are required to comply with standard terms and conditions updated from time to time by the Major Customer 1 and either party may terminate the agreement at will; (ii) a textile manufacturing sourcing and procurement company (the “Major Customer 2”), with which we have no long-term contractual arrangement but rather engage in order-by-order transactions. For the year ended September 30, 2024, sales to the Major Customer 1 and Major Customer 2 accounted for HKD152,376,017 ($19,661,382), or 68.7%, and HKD4,235,596 ($546,527), or 1.9%, of our revenue. For the year ended September 30, 2023, sales to the Major Customer 1 and Major Customer 2 accounted for HKD101,837,894 ($13,140,373), or 83.8%, and HKD6,316,408 ($815,020), or 5.2%, of our revenue.

Competition

We are directly competing with other sourcing and wholesaling companies with design and development capabilities and supplying manufacturers in mainland China and Southeast Asia.

The majority of our revenue was derived from sales to the U.S. markets, while we also generated limited sales in the Hong Kong local markets. We anticipate that customer demand for our toy, gift and household products going forward will be primarily affected by the demand and performance of U.S. and Hong Kong. However, we expect our targeted customer markets to maintain stable growth.

We mainly compete in product quality and research and development capabilities. We believe that we can compete effectively by virtue of our well-established relationship with our customers, which are retailers, distributors and international brand owners, comprehensive technical expertise in product design and development capabilities, integrated collaboration process with our customers, and strong quality assurance system.

Research and Development

Research and development underpins our competitiveness. Our research and development is primarily associated with market and industry research and new product design and development, conducted by our merchandising team.

Intellectual Property

As of the date of this prospectus, we do not have any registered trademarks or patents. JM Manufacturing HK registered the domain name of “www.justen-marks.com.hk.”

Where our supplying manufacturers produce products based upon the design of our customers, the patents and other intellectual property rights associated with such design are owned by our customers.

Employees

The following table sets forth the numbers of our full-time employees, categorized by function, as of the date hereof:

Function	Number of Employees
Management	4
Sales and Marketing	2
Administration	2
Finance and accounting	2
Research and development	3
Operations	8
Total	21

Our success depends on our ability to attract, retain and motivate qualified employees. As part of our human resource strategy, we offer employees a dynamic work environment, competitive salaries, performance-based cash bonuses and other incentives. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

All of our employees are based in Hong Kong. We entered into standard employment, confidentiality and non-compete agreements with our employees. As required by Hong Kong laws and regulations, we participate in mandatory provident fund plans and maintain employees’ compensation insurance.

None of our employees are currently represented by labor unions. We believe that we maintain good working relationship with our employees and we have not experienced any material labor disputes.

Facilities

Our principal executive office is a 6,597 square feet leased property located at No. 1 Hok Cheung Street, Kowloon, Hong Kong. Pursuant to the Lease Agreement, the lease term is two year, from May 16, 2023 to May 15, 2025 and the monthly rent is HKD99,000 (US$12,642).

The operating lease expenses amounted to HKD1,510,280 (US$194,391) for the year ended September 30, 2024, and amounted to HKD1,618,830 (US$206,724.59) for the year ended September 30, 2023.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. For example, in 2024, we reached a settlement with a third party regarding certain intellectual property infringements claims in the United States. See “JM Group Limited Consolidated Financial Statement — Note 19 Subsequent Events” on page F-28.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Governmental Regulations

Our operations are subject to numerous laws of Hong Kong, as well as those of other countries where our products are sold to, and regulations in a number of areas including, but not limited to, areas of labor and employment, immigration, advertising, e-commerce, tax, import and export requirements, data privacy requirements, anti-competition, and environmental, health, and safety. Tian Yuan Law Firm LLP, our Hong Kong counsel, has advised JM Group that, as of the date of this prospectus, we have obtained all necessary licenses, permissions or approvals including the business registration certificate from the governmental authorities of Hong Kong to operate our business and to the best of our knowledge, no license, permission or approval has been denied. See “Regulations” on page 97 of this prospectus.

The following table provides details on the licenses, permissions or approvals held by JM Group’s Hong Kong subsidiary JM Manufacturing HK.

License/permit/approval	Issuing authority	Commencement date	Expiry date
Business Registration Certificate	Inland Revenue Department	June 17, 2024	June 16, 2025

MARKET AND INDUSTRY

The majority of our revenue is driven by home and tools, seasonal décor and party supplies, sports and outdoors, and toys and games for the years ended September 30, 2023 and 2024. Our analysis and discussion focused on the current and future development of these sectors.

Home and tools sector

Home and tools sector primarily includes home décor for residential, commercial and hospitality consumers. The discussion below focuses on the home décor market which comprise home furniture, home textiles, flooring, wall décor and lighting.

Global home and tools sector

Based on “Home Décor Market Report” published by IMARC Group, global home décor market size generated US$749.0 billion in 2023 and is estimated to produce US$1,087.5 billion by 2032 at a CAGR of 4.1% from 2024 through 2032. According to Market Research Future, the market size of the worldwide home décor sector in 2023 was US$619.8 billion and is estimated to surge to US$882.1 billion by 2032 at a CAGR of 4.0% from 2024 through 2032. Both researchers predicted that the market size of the home décor market in Asia Pacific will climb significantly by 2032 due to an expected increase in the income levels of individuals and the number of middle-class households.

U.S. home and tools sector

IMAC Group assessed that North America region primarily the United States continues to dominate the global market of home décor due to a higher portion of middle-class and affluent households in the U.S. who pursue comfortable living condition. Expert Market Research analyzed that the US home décor market produced US$180.62 billion in 2023 and is projected to give rise to US$273.85 billion by 2032 at a CAGR of 4.6% from 2024 through 2032.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the home and tools sector:

•        Consumers are more health conscious and prefer to home décor products made of less harmful chemical materials such as eco-friendly paints, bamboo, organic cotton and natural lighting. Home décor products designed with ergonomics is gaining popularity.

•        Smart technology enables the integration of energy efficiency, eco-friendly materials, personalizable and customizable design, security features to home decoration products.

•        e-Commerce portals allow customer to gain access to a wide range of user evaluations and reviews, detailed product description and customizable interior design.

•        Social media platforms become instrumental for customers to showcase their purchase, design and ideas which impact consumer’s choice and perception of design, quality and trend of home decoration.

Key Market Restraints

We believe the following are major factors that restrain the development of the home and tools sector in the near future:

•        Customers tend to reduce their budgets on home décor products during the period of economic uncertainty.

•        While market participants try to meet the increasing demand for home décor products made of eco-friendly materials, they are required to adhere to the relevant stringent safety and environmental regulations which ultimately increases the cost of manufacturing.

Seasonal décor and party supplies sector

In terms of product type, Market. US identified that party supplies include products and materials used for decorations for weddings, birthdays, corporate events and many other celebrations. Product type of party supplies consists of balloons, banners, themed decorations, invitations, tableware and disposable items.

Global seasonal décor and party supplies market

In its publication of “Party Supplies Market Size by 2032 by Types (Banner, Games, Balloon, Pinatas, Others), By Application Covered (Commercial Use, Residential Use) and Regional Forecast to 2032”, Global Growth Insights reported that the worldwide party supplies market size was US$19.83 billion 2023 and is estimated to generate approximately US$21.14 billion and US$24.02 billion in 2024 and 2032, respectively, representing a CAGR of 6.61% during the forecast period.

Market. US analyzed that the worldwide party supplies market size is projected to grow from US$13.5 billion in 2023 to US$30.8 billion in 2033 at a CAGR of 8.6% during the forecast period from 2024 to 2033. Among various type of party supplies products, balloons and paper-based materials represented 33% and 35.5%, of the global party supplies market, respectively, in 2023. Residential customers accounted for and brick-and-mortar held 55% and 35.5%, of the entire party supplies market, respectively, in 2023.

U.S. seasonal décor and party supplies market

Global Growth Insights indicated that North America especially the U.S. remains the strongest party supplies market globally due to its strong culture of celebrations for birthdays, holidays, weddings and other special occasions. Cognitive Market Research identified in its publication “North America Party Supplies Market Report 2024” that the U.S. market share of party supplies industry is approximately US$3.9 billion in 2024 and is forecasted to rise at a growth rate of 7.7% from 2024 to 2031. According to Market.US, such leading position and growth is driven by the high per capita income and disposable income in the United States.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the seasonal décor and party supplies sector:

•        Desire for personalization, unique design and customization in celebration events is higher.

•        Environmental consciousness grows among customers and demand for eco-friendly and sustainable, biodegradable and recyclable party supplies products such as compostable tableware, reusable decorations and plastic free packaging increases.

•        Technological advance enables innovation in product design and manufacturing of environmentally friendly party supplies.

•        E-Commerce platforms allow customer to gain access to a wide range of party supplies particularly personalizable and customizable products and real-time customer’s review.

•        Social media platforms become instrumental for customers to share their party set-ups and ideas which impact consumer’s choice and perception of design, quality and trend of party supplies.

•        Corporate and governmental events seek professional, themed and premium supplies that promote memorable experience.

•        Asia Pacific regions is expanding rapidly due to increasing urbanization, higher disposable income, expanding middle-class population and adopting western style celebrations which boost the demand for party supplies.

Key Market Restraints

We believe the following are major factors that restrain the development of the seasonal décor and party supplies sector in the near future:

•        Competition becomes fierce as more players enter the party supplies market which led to price and margin pressures.

•        Customers tend to reduce their budgets on discretionary spendings during the period of economic uncertainty.

•        Disruptions in the supply of raw materials, production process and logistics due to geopolitical instability and global pandemic results in shortage of inventory and lost sales.

•        Consumer preferences may be fluctuating especially the trend towards biodegradable and eco-friendly products. Market players that have relied on traditional materials and production line may face challenges in adapting to such changes as investment in research and development and production line can be costly and laborious.

Sports and outdoors sector

According to Verified Market Research and Wise Guys Report, sports and outdoors sector comprises riding toys, sports toys, water toys, playground equipment, water sports toys, winter sports toys, team sports toys and motorized outdoor toys.

Global sports and outdoors market

According to the research report of “Global Outdoor Sports Toys Research Market Report: By Product Type (Water Sports Toys, Winter Sports Toys, Team Sports Toys, Motorized Outdoor Toys), By Age Group (Toddlers (0-3 years), Preschoolers (3-5 years), School-aged Children (6-12 years), Teenagers (13-19 years), Adults (20+ years)), By Material (Plastic, Metal, Rubber, Wood, Fabric), By Distribution Channel (Online Retailers, Brick-and-Mortar Stores, Specialty Sporting Goods Stores, Discount Stores, Direct-to-Consumer), By Price Category (Low-Priced (under $50), Mid-Priced ($50-$150), High-Priced (Over $150)) and By Regional (North America, Europe, South America, Asia Pacific, Middle East and Africa) — Forecast to 2032” published by Wise Guy Reports, the global outdoor sports toy market size was approximately US$10.09 billion in 2023 and is forecasted to increment from US$10.63 billion in 2024 to US$ 16.1 billion in 2032, representing a CAGR of 5.33% over the forecast period (2024-2032).

In its “Global Sports and Outdoor Toys Market Report”, Experts Market Research also analyzed that the market size of global sports and outdoor toys market was roughly US$15.3 billion in 2023 and is predicted to generate around US$23.2 billion by 2032 at a CAGR of 4.6% during 2024-2032.

Moreover, Verified Market Research reported that the outdoor toys market size was approximately US$10.0 billion in 2023 and is expected to rise to US$13.69 billion by 2031 at a CAGR 4% over the forecast period (2024-2031).

U.S. sports and outdoors market

Wise Guy Reports stated that the outdoor sports toys market size of North America region accounts for approximately US$3.36 billion or 31.6% of the global respective market size in 2024 and continues to prevail in this segment.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the sports and outdoors sector:

•        Awareness of importance of overall health and development increased especially obesity and health risks keep rising. This led to growing health consciousness among consumers who become aware of the benefits of physical activity to reduce health risks.

•        Technological innovations enable the development and production of outdoor sports toys with eco-friendly, lighter and durable materials, outdoor sports toys with smart features such as built-in sensors, remote switches, app connectivity and gaming components and customization of outdoor sports toys with unique features, design and theme.

Key Market Restraints

We believe the following are major factors that restrain the development of the sports and outdoors sector in the near future:

Possible economic downturns can influence consumer spending on discretionary items such as outdoor sports toys.

•        Families tend to reduce discretion spending particularly leisure and entertainment products.

•        Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

•        More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

•        Competition becomes more intense as low-cost producers enter the market.

Toys and games sector:

In terms of product type, IMAC Group and Business Research Insights identified that global toys and games sector primarily include games and puzzles, infant and pre-school toys, construction toys, dolls and accessories, outdoor and sports toys, video games, activity games and others.

Global toys and games market

As discussed in an article “Toys and Games Market Report by Product Type (Plush Toys, Infant/Preschool Toys, Activity Toys, Dolls, Games and Puzzles, Ride-Ons, and Others), Distribution Channel (Specialty Stores, Supermarkets and Hypermarkets, Departmental Stores, Online Stores, General Stores) and Region 2024-2032” published by IMARC Group, the global toys and games size in 2023 was US$113.5 billion. IMARC Group forecasted that the size of this market sector can rise to US$170.9 billion, representing a CAGR of 4.5% during 2024 through 2032.

Similarly, according to an article “Toys Market Research Report Information by Type (Preschool Toys, Soft Toys and Dolls, Action Toys, Arts and Crafts Toys, Construction Toys, Vehicles and others), Distribution Channel (Store-Based Supermarkets and Hypermarkets, Specialty Stores and others) and (Non-Store-Based) and Region (North America, Europe, Asia-Pacific and Rest of the World)- Forecast till 2032 produced by Market Research Future, toys market size was approximately US$190.76 billion 2023 and is projected to US$200.08 billion and US$299.85 billion in 2024 and 2032, respectively. Such ascension represents a CAGR of 5.19% during the forecast period from 2024 through 2032.

US toy market

In accordance with the market insights compiled by Statista, the toys and games market in the United States is forecasted to generate approximately US$40.1 billion or 30.9% in 2024 compared to the estimated revenue of the global toys and games market, US$129.5 billion, in the same period. The U.S. toys and games market is projected to be the top player in the worldwide toys and games market in 2024.

The Toy Association reported that the U.S. market size for the total toy industry for 2023 was approximately US$41.0 billion, of which US$28.0 billion represented the U.S. retail sales of toys, according to the statistics performed by Circana’s U.S. Retail Tracking Service. Although the U.S. retail sales of toys in 2023 dropped by 8.0% compared to 2022, the market size of the U.S. retail sales of toys climbed by 25.1% in 2023 compared to 2019.

Further, The Toy Association stated that the Outdoor and Sports Toys, approximately US$4.5 billion of the total U.S. retail toy sales, continues to be the largest category of the U.S. retail toy sales market.

The “Economic Impact of the Toy Industry in the United States, 2024” prepared by John Dunham & Associates for The Toy Association mentioned that the toy industry remains a strong industry sector which contributed US$157.5 billion to the U.S. economy and created 667,241 American job opportunities. There have been 3 billion toys sold annually in the United States.

According to Business Research Insights, the market in Northern America especially the United States is diverse due to its heterogeneous demographics and cultural backgrounds. The demand for toys and games extends across various aspect of age groups, ethics and populations which conduces to a vivid and extensive market. Additionally, there is a significant amount of affluent middle-class and household with strong spending power and high demand for child development and education in the United States. This population group earns a higher disposable income level and is often willing to allocate a considerable portion of its budget to discretionary items such as toys and games with educational and innovative features.

Pursuant to its “Toys and Games Market Size, Share & Trends Analysis Report By application (Up to 8 Years, 9-15 Years), By Distribution Channel (Online, Offline), By Product (Preschool Toys, Electronic Games), By Region, and Segment Forecasts, 2024-2030”, Grand View Research cited that toy and game manufacturers are required to comply with the applicable toy safety regulations in the Consumer Product Safety Act and the Consumer Product Safety Improvement Act. Those regulations set forth standards for testing methods as well as chemical and material safety requirements to protect consumers especially children from potential hazards of toys.

Key Market Drivers and Opportunities

Below is a list of major factors that we believe are key market drivers and opportunities for the toys and games sector:

•        Awareness among parents of educational, cultural, and entertainment benefits that toys offer in child development increased

•        Online retail platforms provide a more accessible and convenient way to explore a wide range of toys and games.

•        Social media provides a channel for manufacturers to obtain real time information of consumer trends and preferences such as popularity of characters, themes, play experience, eco-friendly products.

Key Market Restraints

We believe the following are major factors that restrain the development of the toys and games sector in the near future:

•        Possible economic downturns can influence consumer spending on discretionary items such as toys and games. Families tend to reduce discretionary spending particularly leisure and entertainment products.

•        Disruption in global supply chain is triggered by price fluctuations, order delays, geopolitical conflicts, tariffs, relocation of suppliers, unreliable order fulfillments and product discontinuations.

•        More stringent safety and environmental regulations are imposed which increase the cost of manufacturing.

•        Competition becomes more intense as low-cost producers enter the market.

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

JM Manufacturing HK is JM Group’s wholly-owned subsidiary established in Hong Kong through which JM Group conducts its operations. As at the date of this prospectus, there was no statutory or mandatory licensing and qualification system in Hong Kong governing the design, development and sourcing gifts, toys, household products, and personal care electrical appliances.

Below sets out a summary of certain aspects of the Hong Kong laws and regulations which are relevant to our operation and business.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within one month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong), or the PDPO

The PDPO protects the privacy interests of living individuals in relation to personal data. The PDPO covers any automated and non-automated data relating directly or indirectly to a living individual and applies to both public and private bodies as data users that control the collection, holding, processing or use of personal data. Data users are obliged to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

In general, the personal data shall be lawfully and fairly collected and steps should be taken to ensure that the data subject is explicitly or implicitly informed on or before collecting the data. Personal data should also be accurate, up-to-date and kept no longer than necessary while unless with the consent from the data subjects. Personal data should be used for the purposes for which they were collected or a directly related purpose.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”), which is the governing body to promote, administer and oversee the enforcement of the PDPO. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment.

The ECO establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. That is to say, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease or dies from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. The employer must report to the Commissioner for Labour any work accident resulting in the aforesaid injury, incapacity or death in accordance with section 15 of the ECO.

As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. Section 7 of the MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme within the first 60 days of employment. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes the requirement of enrolling eligible employees in a registered MPF Scheme or the requirement of paying mandatory contributions to the MPF Schemes commits a criminal offence and is liable on conviction to a fine and imprisonment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void pursuant to section 15 of the MWO.

Failure to pay minimum wage amounts to a breach of the wage provisions under EO. An employer who willfully and without reasonable excuse fails to pay wages to an employee when it becomes due commits a criminal offence and is liable on conviction to a fine and imprisonment.

Independent contractors

Under the Hong Kong laws, a worker may be categorized as either an independent contractor or an employee. There are several important factors to distinguish an employee from an independent contractor, among others, (i) control over work procedures, working time and method; (ii) ownership and provision of work equipment, tools and materials; and (iii) whether the person is free to hire helpers to assist in the work. A company is generally not liable to take up employer’s obligations under the EO, the ECO, the MWO and the MPFSO in respect of its independent contractors.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), or the IRO

The Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) regulates taxes on property, earnings and profits in Hong Kong. The IRO provides that every person including corporations, partnerships, trustees and bodies of persons, carrying on any trade, profession or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. Under the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

The IRO further provides, among other things, that profits tax is payable by corporations carrying on a trade, profession or business in Hong Kong on the assessable profits arising in or derived from Hong Kong at the standard rate, which is on the date hereof fixed at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong), or the CGSO

The Consumer Goods Safety Ordinance (Chapter 456 of the Laws of Hong Kong) imposes a duty on manufacturers, importers and manufacturers of certain consumer goods to ensure that the consumer goods they supply are safe and for incidental purposes.

The Company’s products are regulated by the CGSO and the Consumer Goods Safety Regulation (Cap. 456A, Laws of Hong Kong) (the “Consumer Goods Safety Regulation”).

Section 4(1) of the CGSO requires consumer goods to be reasonably safe having regard to all of the circumstances including the manner in which, and the purpose for which the products are presented, promoted or marketed, the use of any mark in relation to the products, instructions and warnings given for the keeping or use of the products, reasonable safety standards published by a standards institute or other similar bodies and the existence of any reasonable means to make the products safer.

According to section 2(1) of the Consumer Goods Safety Regulation, where consumer goods on their packages are marked with, or where any labels affixed to or any documents enclosed in their packages contain, any warning or caution regarding the safe keeping, use, consumption or disposal, such warning or caution shall be in both the English and the Chinese languages. Such warnings and cautions, as required by section 2(2) of Consumer Goods Safety Regulation, shall be legible and be placed in a conspicuous position on (a) the consumer goods; (b) any package of the consumer goods; (c) a label security affixed to the package; or (d) a document enclosed in the package.

Electrical Products (Safety) Regulation (Chapter 405G of the Laws of Hong Kong)

It is a requirement under the Electrical Products (Safety) Regulation (Chapter 405G of the Laws of Hong Kong) that electrical products which are designed for household use and supplied in Hong Kong shall comply with certain safety requirements and obtain recognized certificates of safety compliance.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), or the OSHO

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) aims to ensure the safety and health of employees when they are at work. Under the OSHO, an employer must ensure the safety and health of his workplace by (i) providing and maintaining plant and work systems that are safe and without risks to health, (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health, (iv) providing and maintaining safe access to and egress from the workplace, and (v) providing and maintaining a safe and healthy work environment provided the workplace is under the employer’s control. The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of the OSHO, or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury. An employer who fails to comply with the above may be liable on conviction to a fine and imprisonment, if he did so intentionally, knowingly or recklessly.

Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong)

The Occupational Safety and Health Regulation (Chapter 509A of the Laws of Hong Kong) further sets out basic requirements for accident prevention, fire precaution, workplace environment control, hygiene at workplaces, first aid, as well as what employers and employees are expected to do in manual handling operations.

Tortious Duty Under Common Law

Apart from contractual liability, under common law, manufacturers, distributors and retailers of products also owe a duty of care to consumers and may be liable for damage resulting from defects in goods caused by their negligent acts or for any fraudulent misrepresentation made in the distributing and selling of goods. Where a manufacturer, distributor and retailer knows or reasonably believes that the products may be defective, he may have to cease to supply such goods and to give warning and instructions to persons to whom the products are supplied. Any person who undertakes to design, import or supply a product, and who negligently performs his work and causes damage to another person or property, will also attract civil liability.

Trade Description Ordinance (Chapter 362 of the Laws of Hong Kong), or the TDO

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) prohibits false trade descriptions, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. Therefore, all of the products sold by the Company are required to comply with the relevant provisions therein. Section 2 of the TDO provides, inter alia, that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including quantity, method of manufacture, composition, fitness for purpose, availability, compliance with a standard specified or recognized by any person, price, their being of the same kind as goods supplied to a person, price, place or date of manufacture, production, processing or reconditioning, person by whom manufactured, produced, processed or reconditioned, etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including nature, scope, quantity, fitness for purpose, method and procedures, availability, the person by whom the service is supplied, after-sale service assistance, price etc.).

Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto. Section 7A of the TDO provides that a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a service to which a false trade description is applied, commits an offence.

Sections 13E, 13F, 13G, 13H and 13I of the TDO provide that a trader who engages in relation to a consumer in a commercial practice that (a) is a misleading omission; or (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product, commits an offence.

A person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for 5 years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for 2 years.

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules (Chapter 559A of the Laws of Hong Kong) (the “Trade Marks Rules”).

According to section 10 of the TMO, a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the ordinance.

By virtue of section 14 of the TMO, the owner of a registered trademark is conferred exclusive rights in the trademark. The rights of the owner in respect of the registered trademark come into existence from the date of the registration of the trademark. According to section 48 of such ordinance, the registration date is the filing date of the application for registration.

Subject to the exceptions in section 19 to section 21 of the TMO, any use of the trademark by third parties without the consent of the owner is an infringement of the trademark. Conducts which amount to infringement of the registered trademark are further specified in section 18 of the same ordinance.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)
Chun Kwok Stanley Ting	48	Chief Executive Officer, Chairman of the Board of Directors
Rita Ting	54	Director Nominee*
Kin Zheng	37	Chief Financial Officer Nominee**
Yue Chun Stephen Fung	49	Independent Director Nominee*
Man Kit Chiu	45	Independent Director Nominee*
Li Sze Wai	40	Independent Director Nominee*

____________

*        The appointment onto the board of directors as well as each of the committees of the board and will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

**      The appointment will become effective upon the effectiveness of this registration statement of which this prospectus forms a part.

Stanley Ting, Chief Executive Officer, Chairman.    Mr. Ting is the founder of the Company and currently serves as the Chief Executive Officer and Chairman of the Board of Directors of JM Group. He has also served as the Chief Executive Officer and director of JM Manufacturing HK, JM Group’s operating subsidiary since 2016. Mr. Ting has over two decades of experience in product wholesale, sourcing and manufacturing, with extensive experience in sourcing household products such as toys, seasonal decorations, furniture, and other goods from China, Vietnam, & India to global markets. From 2002 to 2008, Mr. Ting served as director of sales for US market for Justen Holdings Limited, a Hong Kong trading company. Based on his intimate knowledge of the U.S. and South America retail industries, in 2008, he started his own product sourcing and wholesale company, JM Manufacturing Ltd., and served as its Chief Executive Officer and director, until he merged its operations into JM Manufacturing HK, JM Group’s operating subsidiary, he founded in 2016. Mr. Ting received his bachelor’s degree in Finance from Boston University.

We believe Mr. Ting qualifies as the company’s director because of his deep knowledge of the Company’s business and extensive experience in the sourcing industry for global markets.

Rita Ting (aka Rita Ting-Hopper), director nominee.    Ms. Ting has served as the general counsel of JM Manufacturing HK since December 2023 and will serve as the general counsel of the Company upon the effectiveness of the registration statement of which this prospectus is a part. She has over 20 years of experience in the legal industry. Ms. Ting was listed in the Top 50 Attorneys of Virginia for 2023 by Attorney Intel. Before joining [JM Group T], Ms. Ting served as Deputy General Counsel for Kerecis, a biotechnology company, from November 2022 until its acquisition by Coloplast Corp. in December 2023. Prior to that, from October 2017 to November 2022, Ms. Ting was the founder and Chief Executive Officer of Festi LLC, the developer of a booking platform for local and community events and activities. Before joining entrepreneurship, Ms. Ting was a senior litigation attorney at Orlans PC (f/k/a Draper and Goldberg) between June 2022 and Oct 2017 specializing in business and commercial litigation. Ms. Ting received a J.D. degree from the Southern Methodist University Dedman School of Law in 1995, and a bachelor’s degrees in business administration and French from Pepperdine University in 1992.

We believe Ms. Ting qualifies as the company’s director because of her background in the legal industry.

Kin Zheng, Chief Financial Officer Nominee.    Mr. Zheng currently serves as the financial controller of JM Manufacturing HK since 2023, responsible for supervising accounting and finance function of the company, and will serve as our CFO of the Company upon the effectiveness of the registration statement of which this prospectus is a part. He joined JM Manufacturing HK in 2014. He served as the divisional merchandising manager between March 2014 and July 2020, and then served as the operation manager from June 2018 to April 2023. Before joining us, Mr. Zheng was the logistic and operation executive of Shing Yuan Limited, a Hong Kong paper manufacturing company, from 2010 through 2013. Prior to that, Mr. Zheng served as personal wealth consultant at Success International Bullion (HK) Ltd. Mr. Zheng received his Bachelor of Business Administration degree in Management from Zhejiang University, China in 2009.

Mr. Yue Chun Stephen Fung, Independent Director Nominee.    Mr. Fung has extensive experience in the retail and consumer goods industries. Currently, he is a non-executive director and member of the audit committee of the board of directors of China-Hong Kong Photo Products Holdings Limited (HKSE: 1123), a Hong Kong listed photo and imaging solutions developer and retailer. Since November 2018, Mr. Fung has been service as the China President of Fung Group that he joined in 2001, a Hong Kong based holding company with portfolio in the consumer goods industry, responsible for representing the interests of Fung Group and driving its growth in China. He is also the founder and Chief Executive Officer of Fung Kids Fashion (Holding) Limited, overseeing the children’s apparel, footwear and accessories retailing business. He was also the Vice President of Portfolio Management at Aetos Japan, an asset management firm that focuses on real estate assets. He has also held positions as a director of Fung Retailing Limited, a director of Toys“R”Us Asia and a director of Suhyang Networks Co., Ltd. Mr. Fung received his bachelor’s degree in Economics from Boston College in 1999 and his M.B.A. degree from the International University of Japan in 2005.

We believe Mr. Fung qualifies as the company’s director because of his experience as a public company director and his extensive experience in the retail and consumer goods industries.

Mr. Man Kit Chiu, Independent Director Nominee.    Mr. Chiu has more a decade of experience in the financial industry. Mr. Chiu has served as a director of Sino Wealth Asset Management Limited, a Hong Kong based asset management firm licensed by the Hong Kong Securities & Future Commission (SFC), since September 2024, responsible for operations and management matters. From January 2022 to May 2024, Mr. Chiu served as the responsible officer of Poly Treasure Holdings Limited, a SFC licensed asset and investment management firm. Before joining Poly Treasure, Mr. Chiu served as a director of Nice Talent Asset Management Limited, a SFC licensed asset management firm, from November 2018 to December 2021. From 2017 to 2018, Mr. Chiu managed a global multi-assets fund and a Hong Kong property fund for SFC licensed Visionary Group Capital Management Limited. He joined Visionary Group after working for SFC licensed firms Tiger Securities Asset Management Company Limited and Target Capital Management Limited to manage Hong Kong equity funds. Mr. Chiu holds a SFC Type 4 (Advising on securities) and Type 9 (Asset Management) license in Hong Kong. He received his bachelor’s degree in Finance from Albright College in the United States.

We believe Mr. Chiu qualifies as the company’s director because of his extensive experience in equity capital market, asset management and corporate finance.

Sze Wai Li, Independent Director Nominee.    Ms. Li has over 15 years of experience in professional auditing, corporate accounting and financial management. She currently serves as an executive director of Nice Talent Asset Management Limited., since July 2023, responsible for supervising finance, accounting and human resource matters. Prior to that, from February 2020 to July 2023 Ms. Li was the finance manager of the same company, responsible for accounting, finance and human resources matters. Currently, she also works as a senior manager at Nice Talent Capital Limited, a consultancy company in Hong Kong since 2015, overseeing accounting function of the company and providing accounting advisory services to clients. Prior that, Ms. Li was the project and investment manager of a Hong Kong company specializing in global commodities investment and trading, from 2011 through 2015. Earlier in her career, Ms. Li worked as an auditor for KPMG from 2006 through 2010, with her last position being Assistant Manager. Ms. Li received a Bachelor of Business Administration degree from the Chinese University of Hong Kong in 2006 and a Master of Laws in Corporate and Financial Law from The University of Hong Kong in 2014. She has been a member of the Hong Kong Institute of Certified Public Accountants (“HKICPA”) since February 2010.

We believe Ms. Li qualifies as the company’s director because of her experience in accounting and financial management.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K, except that our Chairman and Chief Executive Officer, Mr. Ting is brother of our director, Ms. Ting.

Involvement in Certain Legal Proceedings

To the best of the Company’s knowledge, none of the Company’s directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The Company’s board of directors will consist of five directors upon closing of this offering. The Company’s board of directors has determined that the Company’s three independent director nominees, Mr. Fung, Mr. Chiu and Ms. Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and with a view to the Company’s best interests. When exercising powers or performing duties as a director, the Company’s directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes the Company’s amended and restated memorandum and articles of association or the BVI Act. See “Description of Share Capital — Differences in Corporate Law”, beginning on page 113 of this prospectus, for additional information on the Company’s directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to the Company, the Company’s directors must ensure compliance with the Company’s amended and restated memorandum and articles of association. The Company has the right to seek damages if a duty owed by the Company’s directors is breached.

The functions and powers of the Company’s board of directors include, among others:

•        appointing officers and determining the term of office of the officers;

•        authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        executing checks, promissory notes and other negotiable instruments on behalf of the company; and

•        maintaining or registering a register of relevant charges of the company.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s board of directors.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by the Company’s shareholders by ordinary resolution.

Insider Participation Concerning Executive Compensation

The Company’s Board of Directors, which will consist of five members upon the effectiveness of the registration statement of which this prospectus is a part, is making all determinations regarding executive officer compensation from the time the Company first entered into employment agreements with executive officers up until the time where the three independent directors will be installed.

Committees of the Board of Directors

The Company will establish three committees under the board of directors to be effective upon the effectiveness of the registration statement of which this prospectus is a part: An audit committee, a compensation committee and a nominating and corporate governance committee. Even though the Company is exempted from corporate governance standards because it is a foreign private issuer, the Company has voluntarily adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    The Company’s audit committee will consist of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li. Ms. Li will be the chairman of the Company’s audit committee. The Company has determined that Mr. Fung, Mr. Chiu and Ms. Li will satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act. The Company’s board also has determined that Ms. Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee will oversee the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Compensation Committee.    The Company’s compensation committee will consist of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li upon the effectiveness of their appointments. Mr. Fung will be the chairman of the Company’s compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to the Company’s directors and executive officers. The Company’s chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee will be responsible for, among other things:

•        reviewing and approving to the board with respect to the total compensation package for the Company’s most senior executive officers;

•        approving reviewing and recommending to the board with respect to the compensation of the Company’s directors; and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

•        reviewing periodically and approving any long-term incentive compensation or equity plans;

•        selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•        programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    The Company’s nominating and corporate governance committee will consist of Messrs. Yue Chun Stephen Fung and Man Kit Chiu and Ms. Sze Wai Li upon the effectiveness of their appointments. Mr. Chiu will be the chairperson of the Company’s nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become the Company’s directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to the Company’s board of directors or for appointment to fill any vacancy;

•        reviewing annually with the Company’s board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to the Company;

•        identifying and recommending to the Company’s board the directors to serve as members of committees;

•        advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Company’s board of directors on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

Corporate Governance

The business and affairs of the company are managed under the direction of the Company’s Board. The Company has conducted Board meetings regularly since inception. Each of the Company’s directors has attended all meetings either in person, via telephone conference, or through written consent for special meetings. In addition to the contact information in this prospectus, the Board has adopted procedures for communication with the officers and directors as the date hereof. Each shareholder will be given specific information on how he/she can direct communications to the officers and directors of the Company at the Company’s annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

Code of Business Conduct and Ethics, Insider Trading Policy and Clawback Policy

We have adopted (i) a code of business conduct and ethics, (ii) an insider trading policy that applies to our directors, officers, and employees, and (iii) a clawback policy that applies to our directors, officers and employees (collectively, the “Policies”). The Policies will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

COMPENSATION

Compensation of Executive Officers

For the year ended September 30, 2024, we paid an aggregate of HKD1,267,500 (US$161,860) in cash to the Company’s executive officers and directors, and for the year September 30, 2023, we paid an aggregate of HKD1,267,500 (US$161,860) in cash to the Company’s executive officers and directors. The said payment was made by JM Manufacturing HK, our wholly-owned subsidiary. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

We have entered into an employment agreement (an “Operative Employment Agreement”) by and between JM Manufacturing HK and Mr. Zheng, our Chief Financial Officer Nominee and the financial controller of JM Manufacturing HK, on June 1, 2021. The Operative Employment Agreement provides the salary, remuneration and benefits of Mr. Zheng.

We currently do not have an employment agreement with our CEO, Chairman and Director, Mr. Ting, or our director and general counsel of JM Manufacturing HK, Ms. Ting. We plan to enter into an executive employment agreement with each of Mr. Ting as CEO of the Company and Mr. Zheng as CFO of the Company and of JM Manufacturing HK.

Other than the aforementioned employment agreements entered into the executive officers by our subsidiaries, the Company will sign an offer letter with each executive officer and the offer letter will be effective as of the effective date of the Registration Statement of which this prospectus is a part.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Except as disclosed above, we have not entered into other employment agreements with the Company’s officers.

Compensation of Directors

For the fiscal years ended September 30, 2024 and 2023, we did not compensate the Company’s directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•        each of the Company’s directors, director nominees and executive officers who beneficially own the Company’s Ordinary Shares; and

•        each person known to the Company to own beneficially more than 5.0% of the Company’s Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on [•] Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [•] Ordinary Shares outstanding following the sale of [•] Ordinary Shares in the offering. Information with respect to beneficial ownership has been furnished by each director, director nominee, officer or beneficial owner of 5% or more of the Company’s Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, the Company have 6 shareholders of record, none of which are located in the United States.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)
	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Chun Kwok Stanley Ting	510	51%	[•]	[•]	%
Rita Ting	—	—	[•]	[•]	%
Kin Zheng	—	—	—	—
Yue Chun Stephen Fung	—	—	[•]	[•]	%
Man Kit Chiu
Li Sze Wai	—	—	[•]	[•]	%
All directors and executive officers as a group	510	51%	[•]	[•]	%
5% Principal Shareholders:
Chun Kwok Stanley Ting	510	51%	[•]	[•]	%

____________

(1)      Unless otherwise indicated, the business address of each of the individuals is Unit 812, 8/F, Harbour Center Tower 1, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Executive Officers,” below we describe transactions since incorporation, to which the Company has been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this prospectus.

a. Nature of Related Party Relationships

Name	Relationship with the Company
Mr. Ting Chun Kwok Stanley (“Mr. Ting”)	Controlling shareholder, Chief Executive Officer and Chairman of the Company and Executive Director of JM Manufacturing (HK) Limited, and Director of JM Group Limited
JMJM Limited	100% shareholding owned by Mr. Kin Zheng, a CFO of the Company and of JM Manufacturing (HK) Limited
Uniqloop Hong Kong Limited

25% shareholding owned by Mr. Ting (Chief Executive Officer), 25% shareholding owned by Mr. Ivan Chan (COO) and 10% shareholding owned by Mr. Kin Zheng (CFO) of the Company and of JM Manufacturing (HK) Limited

Tooti & Beyond Limited	100% shareholding owned by Mr. Ivan Chan, a COO of the Company and of JM Manufacturing (HK) Limited

b. Due from a related party

Due from a related party consisted of the following:

Name	As of September 30, 2024	As of September 30, 2023	As of September 30, 2022	As of September 30, 2024
	HKD	HKD	HKD	US$
Mr. Ting	7,049,425	—	10,348,793	907,344
JMJM Limited	—	329,073	273,992	—
Uniqloop Hong Kong Limited	—	67,117	20,050	—
Tooti & Beyond Limited	—	321,298	677	—
Total purchase from related party	7,049,425	717,488	10,643,512	907,344

____________

(1)      The receivable represented payments made on behalf of the director and shareholder by JM Manufacturing (HK) Limited. The amount was wholly settled in cash subsequently on April 3, 2025.

(2)      Payments made on behalf of the CFO by thy entity for operating purpose. The amount was wholly transferred to Stanley on September 30, 2024.

(3)      Payments made on behalf of the COO and shareholder by thy entity for operating purpose. The amount was wholly settled in cash subsequently on August 22, 2024.

(4)      Payments made on behalf of the COO and shareholder by thy entity for operating purpose. The amount was wholly transferred to Stanley on September 30, 2024.

c. Accounts due to a related party

Due to a related party consisted of the following:

Name	As of September 30, 2024	As of September 30, 2023	As of September 30, 2022	As of September 30, 2024
	HKD	HKD	HKD	US$
Mr. Ting	(6,006)	(1,568,646)	—	(773)
Total	(6,006)	(1,568,646)	—	(773)

____________

(1)      On September 25, 2024, the Company entered into a debt waiver agreement with Mr. Ting, a director and shareholder of the Company, for the waiver of debt totaling HKD1,568,646 (US$200,316) by Mr. Ting.

Policies and Procedures for Related Party Transactions

The Company’s board of directors will establish an audit committee, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, which will be tasked with review and approval of all related party transactions. In addition, the Company has adopted a related party transactions policy, which will become effective upon the effectiveness of the registration statement of which this prospectus is a part. The related party transactions policy requires the review and approval of related party transactions by the Company’s audit committee before the entry into such related party transactions.

DESCRIPTION OF SHARE CAPITAL

The Company was incorporated as a BVI business company under the laws of the British Virgin Islands on May 27, 2024. As of the date of this prospectus, the Company is authorized to issue a maximum of 50,000 Ordinary Shares with a par value of $[1.00] per share.

As of the date of this prospectus, there were 1,000 Ordinary Shares issued and outstanding.

On [•], the Company effectuated a forward split of the Ordinary Shares of the Company at a ratio of [•]-for-1 to increase the maximum number of shares the Company is authorized to issue from [•] Ordinary Shares with a par value of $[•] per share to [•] Ordinary Shares with a par value of $[•] per share (“[2024] Forward Split”). As a result of the [2024] Forward Split, the Company now has [•] Ordinary Shares issued and outstanding as of the date hereof.

Ordinary Shares

General

All of the Company’s issued shares are fully paid and non-assessable. Shares of the Company are issued in registered form. There are no limitations imposed by the Company’s amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares. In addition, there are no provisions in the Company’s amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the Company’s register of members. If (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Dividends

The holders of the Company’s Ordinary Shares are entitled to such dividends as may be declared by the Company’s board of directors, subject to the BVI Act and our amended and restated memorandum and articles of association.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the amended and restated memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Transfer of Ordinary Shares

Subject to the restrictions contained in the Company’s amended and restated articles of association, any of the Company’s shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer.

For so long as the Ordinary Shares are listed on a designated stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the designated stock exchange.

Liquidation

As permitted by the BVI Act and the Company’s amended and restated memorandum and articles of association, the Company may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if the Company’s assets exceed the Company’s liabilities and the Company is able to pay the Company’s debts as they fall due. The Company may also be wound up in circumstances where the Company is insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If the Company is wound up and the assets available for distribution among the Company’s shareholders are more than sufficient to repay all amounts paid to the Company on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to the Company on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If the Company is wound up, the liquidator appointed by the Company may, in accordance with the BVI Act, divide among the Company’s shareholders in specie or kind the whole or any part of the Company’s assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

The Company’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

The BVI Act and our amended and restated memorandum and articles of association permit us to purchase our own shares with the prior written consent of the relevant shareholders, a resolution of directors and in accordance with applicable law.

Variations of Rights of Shares

The rights attached to any class of shares of the Company may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class

General Meetings of Shareholders

Under the Company’s amended and restated memorandum and articles of association, a copy of the notice of any meeting of shareholders shall be given by the director convening such meeting not less than seven calendar days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting and the other directors. The Company’s board of directors shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of the Company’s outstanding voting shares. In addition, the Company’s board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the shares entitled to vote on the matters to be considered at the meeting have agreed to short notice of the meeting, or if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50 percent of the shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of our shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall either be dissolved or stand further adjourned at the discretion of the chairman of the board or, if different, the chairman of the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. At every meeting of our shareholders, the chairman of the board or his/her nominee shall preside as chairman of the meeting. The chairman of the meeting shall be deemed to be present in person at the meeting if he or she participates by telephone or other electronic means and all shareholders participating in the meeting are able to communicate with the chairman of the meeting. If there is no chairman of the board or if the chairman of the board or his/her nominee is not present at the meeting, either physically in person, by telephone or other electronic means, if appropriate, the shareholders present shall choose one of their number to be the chairman. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual shareholder or representative of a shareholder present shall take the chair.

Inspection of Books and Records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs, which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A member of the Company is also entitled, upon giving written notice to the Company, to inspect (i) the Company’s amended and restated memorandum and articles of association, (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, the Company’s directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find Additional Information.” on page 134 of this prospectus. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Changes in Capital

The Company may from time to time by resolution of shareholders or resolution of the Company’s board of directors, subject to the BVI Act and the Company’s amended and restated memorandum and articles of association:

•        amend the Company’s memorandum and articles of association to increase or decrease the maximum number of shares the Company is authorized to issue;

•        split the Company’s authorized and issued shares into a larger number of shares;

•        combine the Company’s authorized and issued shares into a smaller number of shares; and

•        create new classes of shares with preferences to be determined by resolution of the board of directors to amend the amended and restated memorandum and articles of association to create new classes of shares with such preferences at the time of authorization.

Differences in Corporate Law

The BVI Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like the Company and the Company’s shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the British Virgin Islands applicable to the Company and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies (the “surviving company”) and a consolidation means the uniting of two or more constituent companies into a new company (the “consolidated company”). The procedure for a merger or consolidation between the company and another company (which need not be a BVI company, and which may be the company’s parent or subsidiary, but need not be) is set out in the BVI Act. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which with the exception of a merger between a parent company and its subsidiary, must also be approved by a resolution of a majority of the shareholders voting at a quorate meeting of shareholders or by written resolution of the shareholders of the BVI company or BVI companies which are to merge. While a director may vote on the plan of merger or consolidation, or any other matter, even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by the Company in respect of which a director is interested (including a merger or consolidation) is voidable by the Company unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized, if required, by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands. The merger is effective on the date that the articles of merger are registered with the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation.

As soon as a merger becomes effective: (a) the surviving company or consolidated company (so far as is consistent with its memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) in the case of a merger, the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles of association are contained in the articles of merger or, in the case of a consolidation, the memorandum and articles of association filed with the articles of consolidation are the memorandum and articles of the consolidated company; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director, officer or agent thereof, are abated or discontinued by the merger or consolidation; but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof, as the case may be; or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company. The Registrar of Corporate Affairs shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation. If the directors determine it to be in the best interests of the company, it is also possible for a merger to be approved as a Court approved plan of arrangement or scheme of arrangement in accordance with the BVI Act.

A shareholder may dissent from (a) a merger if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including: (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a compulsory redemption of 10 per cent or fewer of the issued shares of the company required by the holders of 90 percent or more of the shares of the company pursuant to the terms of the BVI Act; and (e) a plan of arrangement, if permitted by the British Virgin Islands Court (each, an Action). A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from an Action must object in writing to the Action before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the Action is taken. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Act to dissent from the Action, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company shall make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

There are both statutory and common law remedies available to the Company’s shareholders as a matter of British Virgin Islands law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or the Company’s amended and restated memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company in certain circumstances to redress any wrong done to it. Such actions are known as derivative actions. The BVI Court may only grant permission to bring a derivative action where the following circumstances apply:

•        the company does not intend to bring, diligently continue or defend or discontinue proceedings; and

•        it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole.

When considering whether to grant leave, the British Virgin Islands Court is also required to have regard to the following matters:

•        whether the shareholder is acting in good faith;

•        whether a derivative action is in the company’s best interests, taking into account the directors’ views on commercial matters;

•        whether the action is likely to proceed;

•        the costs of the proceedings in relation to the relief likely to be obtained; and

•        whether an alternative remedy is available.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act (Law Revision 2020) for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is generally only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

The Company’s amended and restated memorandum and articles of association provides that, subject to certain limitations, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

•        is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was the Company’s director; or

•        is or was, at the Company’s request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to the Company’s best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the company and as to whether the person had no reasonable cause to believe that his conduct was unlawful and is, in the absence of fraud, sufficient for the purposes of the amended and restated memorandum and articles of association, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers or persons controlling the Company under the foregoing provisions, the Company has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, the Company’s directors owe fiduciary duties both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. The Company’s directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, the Company’s directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or the Company’s amended and restated memorandum and articles of association. A shareholder has the right to seek damages for breaches of duties owed to the Company by the Company’s directors.

Pursuant to the BVI Act and the Company’s amended and restated memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)     vote on a matter relating to the transaction;

(b)    attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)     sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

and, subject to compliance with the BVI Act and the Company’s amended and restated memorandum and articles of association shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, or proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the British Virgin Islands Court may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act, a shareholder of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the British Virgin Islands Court for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and the Company’s amended and restated memorandum and articles of association allow the Company’s shareholders holding 30% or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but the Company’s amended and restated memorandum and articles of association do permit the directors to convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, the Company’s amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, the Company’s shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Company’s amended and restated memorandum and articles of association, directors may be removed with or without cause, by a resolution of our shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy-five per cent (75%) of the shareholders of the Company entitled to vote. Directors can also be removed by a resolution of directors, with or without cause, passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute and the Company’s amended and restated memorandum and articles of association does not provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and the Company’s amended and restated memorandum and articles of association, the Company may appoint a voluntary liquidator by a resolution of the shareholders or resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Company’s amended and restated memorandum and articles of association, the rights attached to any class of shares of the Company may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, the Company’s amended and restated memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering the Company is required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company also may delegate the maintenance of the Company’s anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, the Company may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before JM Group’s initial public offering, there has not been a public market for JM Group’s Ordinary Shares, and although the Company intends to apply for listing on the Nasdaq Capital Market, a regular trading market for JM Group’s Ordinary Shares may not develop. Future sales of substantial amounts of JM Group’s Ordinary Shares in the public market after JM Group’s initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for JM Group’s Ordinary Shares to fall or impair JM Group’s ability to raise equity capital in the future. Upon completion of this offering, the Company will have [•] Ordinary Shares issued and outstanding, assuming that the underwriter does not exercise its over-allotment option. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than JM Group’s “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We, our directors and officers and our major shareholders holding more than 5% of the Ordinaary Shares as of the effective date of the Registration Statement, have agreed that, if requested by the Representative, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Representative, from the date of the first public sale of the Ordinary Shares and continuing for a period of 180 days, (i) offer, pledge, or sell, directly or indirectlym any number of the Ordinary Shares or any securities convertible into or exercisable or exchangable for the Ordinary Shares or (ii) file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares.

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of JM Group’s Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for JM Group’s Ordinary Shares may dispose of significant numbers of JM Group’s Ordinary Shares in the future. The Company cannot predict what effect, if any, future sales of JM Group’s Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of JM Group’s Ordinary Shares from time to time. Sales of substantial amounts of JM Group’s Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of JM Group’s Ordinary Shares.

Rule 144

All of JM Group’s Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been JM Group’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from JM Group’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of JM Group and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise; or

•        the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by JM Group’s affiliates or persons selling shares on behalf of JM Group’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of JM Group’s employees, consultants, or advisors who purchases JM Group’s Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of JM Group’s Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in JM Group’s Ordinary Shares. It is directed to U.S. Holders (as defined below) of JM Group’s Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in JM Group’s Ordinary Shares or U.S. tax laws, other than certain U.S. federal income tax laws, such as the tax consequences under U.S. state or local tax law, U.S. federal non-income tax laws, and non-U.S. (foreign) and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of JM Group’s Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding JM Group’s Ordinary Shares are urged to consult their tax advisors regarding an investment in JM Group’s Ordinary Shares.

JM GROUP URGES POTENTIAL PURCHASERS OF JM GROUP’S ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF JM GROUP’S ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        U.S. expatriates;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding JM Group’s Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% (by vote or value) or more of JM Group’s voting shares (including by reason of owning JM Group’s Ordinary Shares);

•        persons who acquired JM Group’s Ordinary Shares pursuant to the exercise of any employee stock (share) option or otherwise as compensation;

•        persons holding JM Group’s Ordinary Shares through partnerships or other pass-through entities;

•        events, hip-hop, and marketing industries investment trusts;

•        governments or agencies or instrumentalities thereof;

•        beneficiaries of a Trust holding JM Group’s Ordinary Shares; or

•        persons holding JM Group’s Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. (foreign) and other tax consequences to them of the purchase, ownership and disposition of JM Group’s Ordinary Shares.

Taxation of Dividends and Other Distributions on JM Group’s Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of JM Group’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or JM Group is eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) JM Group is not a PFIC for either JM Group’s taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the BVI, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to JM Group’s Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to JM Group’s Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds JM Group’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. JM Group does not intend to calculate JM Group’s earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced long-term capital gain tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to JM Group’s Ordinary Shares and proceeds from the sale, exchange or redemption of JM Group’s Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. JM Group does not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to JM Group’s Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report the information could result in substantial penalties. The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file Form 8938, Form 926, or other applicable forms as a result of an investment in JM Group’s Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

Based on JM Group’s current and anticipated operations and the composition of JM Group’s assets, JM Group was not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable years ended September 30, 2021, 2022, [2023 and the taxable year ended September 30, 2024]. Depending on the amount of cash JM Group raises in this offering, together with any other assets held for the production of passive income, it is possible that, for JM Group’s taxable year ending September 30, 2025 (JM Group’s current taxable year) or for any subsequent year, more than 50% of JM Group’s assets may be assets which produce passive income, in which case JM Group would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for

U.S. taxpayers who are shareholders. JM Group will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

JM Group will be treated as owning JM Group’s proportionate share of the assets and earning JM Group’s proportionate share of income of any other corporation in which JM Group owns, directly or indirectly, at least 25% (by value) of the stock.

JM Group must make a separate determination each year as to whether JM Group is a PFIC, however, and there can be no assurance with respect to JM Group’s status as a PFIC for JM Group’s current taxable year or any future taxable year. Depending on the amount of cash JM Group raises in this offering, together with any other assets held for the production of passive income, it is possible that, for JM Group’s current taxable year or for any subsequent taxable year, more than 50% of JM Group’s assets may be assets held for the production of passive income. JM Group will make this determination following the end of any particular tax year. In addition, because the value of JM Group’s assets for purposes of the asset test will generally be determined based on the market price of JM Group’s Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, JM Group’s PFIC status will depend in large part on the market price of JM Group’s Ordinary Shares and the amount of cash JM Group raises in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause JM Group to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of JM Group’s income and assets will be affected by how, and how quickly, JM Group spends the cash JM Group raises in this offering. JM Group is under no obligation to take steps to reduce the risk of JM Group’s being classified as a PFIC, and as stated above, the determination of the value of JM Group’s assets will depend upon material facts (including the market price of JM Group’s Ordinary Shares from time to time and the amount of cash JM Group raises in this offering) that may not be within JM Group’s control. If JM Group is a PFIC for any year during which you hold Ordinary Shares, JM Group will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If JM Group ceases to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If JM Group is a PFIC for any taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

•        the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

•        An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of your taxable year over your adjusted basis in such Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by JM Group, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on JM Group’s Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were JM Group to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. JM Group does not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if JM Group was a PFIC at any time during the period you hold JM Group’s Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if JM Group ceases to be a PFIC in a future year, unless you make a “purging election” for the year JM Group ceases to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which JM Group is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which JM Group is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes. IRC Section 1014(a) provides for a step-up in basis to the fair market value for JM Group’s Ordinary Shares when inherited from a decedent that was previously a holder of JM Group’s Ordinary Shares. However, if JM Group is determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for JM Group’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) JM Group’s Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if JM Group is determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits JM Group’s Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If you hold Ordinary Shares in any year in which JM Group is classified as a PFIC, you will be required to file IRS Form 8621 and to provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in JM Group’s Ordinary Shares and the elections discussed above.

Hong Kong Profits Taxation

JM Group’s subsidiary, JM Manufacturing HK, is a Hong Kong entity subject to the two-tier profit tax rates system according to Hong Kong tax rules and regulations.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (the “Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

JM Manufacturing HK elected the two-tier profits tax rate for its tax years of 2021/2022, 2022/2023 and 2023/2024.

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the Company to persons who are not tax resident in the British Virgin Islands will not be subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the Ordinary Shares in the Company owned by them and dividends received on such shares, nor will they be subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax resident in the British Virgin Islands with respect to any shares, debt obligations or other securities of the Company.

Except to the extent that JM Group has any interest in real property in the British Virgin Islands, all instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to the Company or its shareholders.

British Virgin Islands Economic Substance Legislation

The British Virgin Islands, together with several other non-European Union jurisdictions, has introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities”.

Although it is presently anticipated that the ES Act will have little material impact on the Company or its operations, as the legislation is relatively new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital, LLC, as representative of the Underwriters in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, each underwriter will agree to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Ordinary Shares
Prime Number Capital, LLC
Total

The Representative is committed to purchase all the Ordinary Shares offered by this prospectus if it purchases any Ordinary Shares other than the shares covered by the option described below unless and until this option is exercised. The Representative is offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering), at the offering price per Ordinary Shares less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the Representative in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the Representative will offer the additional Ordinary Shares at $            per Ordinary Share, the offering price of each Ordinary Share. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed in the preceding table.

Discounts and Expenses

We will pay the Representative a discount equivalent to seven percent (7%) of the gross proceeds of this offering. The Representative proposes initially to offer the Ordinary Shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. The offering of the Ordinary Shares by the Representative is subject to receipt and acceptance and subject to the Representative’s right to reject any order in whole or in part.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts to be paid by us(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      IPO price per share is assumed to be $ [    ] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus.

(2)      We have agreed to pay the Representative a discount equal to seven percent (7%) of the gross proceeds of this offering.

We have agreed to reimburse the Representative up to a maximum of $250,000 (including advances) for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, accountable roadshow expenses, and background checks on our principal shareholders, directors and officers. We have paid to Prime Number Capital LLC $50,000 in accountable expenses as advance as of the date hereof, which will be refundable to us to the extent actually not incurred by the Representative in accordance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the Representative a non-accountable expense allowance in the amount equal to 1% of the gross amount to be disbursed to the Company from the closing of the offering.

We will apply to list our Ordinary Shares on Nasdaq Capital Market under the symbol “[_____].” The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the Representative against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Right of First Refusal

Until 12 months from the closing of this offering, the Representative shall have a right of first refusal to act as lead or joint investment banker, lead or joint book-runner, and or lead or joint placement agent in the event we pursue a public and private equity and debt offering. In accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal shall not have a duration of more than three years from the date of commencement of sales of the public offering or the termination date of the engagement between the us and the Representative.

Lock-Up Agreements

We, our directors and officers and our major shareholders holding more than 5% of the Ordinary Shares as of the effective date of the Registration Statement, have agreed that, if requested by the Representative, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Representative, from the date of the first public sale of the Ordinary Shares and continuing for a period of 180 days, (i) offer, pledge, or sell, directly or indirectly any number of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares or (ii) file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares.

The Representative may in its sole discretion and at any time release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the Ordinary Shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sales, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter or selling group members, if any, participating in this offering and the Underwriter may distribute prospectuses electronically. The Underwriter may agree to allocate a number of Ordinary Shares to selling group members for sales to its online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the Underwriter may sell more Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the Underwriter under option to purchase additional Ordinary Shares. The Underwriter can close out a covered short sale by purchasing Ordinary Shares in the open market. The Underwriter must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Application for Nasdaq Listing

We plan to list our Ordinary Shares on Nasdaq under the symbol “[___]”. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in fact be listed.

If our Ordinary Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and accountable and non-accountable expenses reimbursable to the underwriters, that JM Group expects to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

USD
Securities and Exchange Commission Registration Fee	$	[•]
FINRA Filing Fee	$	[•]
Nasdaq Capital Market Listing Fee	$	[•]
Listing Fee-Others	$	[•]
Legal Fees and Expenses	$	[•]
Printing and Engraving Expenses	$	[•]
Investor Relations	$	[•]
Miscellaneous Expenses	$	[•]
Total Expenses	$	[•]

These expenses will be borne by JM Group.

LEGAL MATTERS

The validity of the Ordinary Shares offered in this offering and certain other legal matters as to BVI law will be passed upon for JM Group by Ogier, JM Group’s counsel as to BVI law. The legal matters as to United States Federal and New York State law will be passed upon for JM Group by Robinson & Cole LLP. The underwriter is being represented by Ye & Associates, P.C. with respect to legal matters of United States federal and New York State law. Legal matters as to Hong Kong laws will be passed upon for JM Group by Tian Yuan Law Firm LLP. The underwriters and Ye & Associates, P.C. may rely upon Ogier with respect to matters governed by BVI law and Tian Yuan Law Firm LLP with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements for the years ended September 30, 2023 and 2024 included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to JM Group’s directors, officers or persons controlling JM Group, JM Group has been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

JM Group has filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to JM Group’s registration statements and their exhibits and schedules if you would like to find out more about JM Group and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that JM Group refers you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, JM Group will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, JM Group will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, JM Group is exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and JM Group’s executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as JM Group, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

JM GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
JM Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of JM Group Limited and its subsidiary (collectively the “Company”) as of September 30, 2023 and 2024, and the related consolidated statements of income (loss), changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the consolidated financial statements, the Company has a significant working capital deficiency, has incurred significant losses, and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2023
San Mateo, California
April 10, 2025

JM GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash	7,911,340	4,858,613	625,360
Accounts receivables, net	26,371,136	55,063,982	7,087,380
Prepayments	13,313,016	11,006,599	1,416,678
Amount due from related party	717,488	7,049,425	907,344
Other current assets	80,713	16,653	2,143
TOTAL CURRENT ASSETS	48,393,693	77,995,272	10,038,905

NON-CURRENT ASSETS
Property and equipment, net	175,687	114,559	14,745
Deposits	408,032	516,303	66,454
Deferred initial public offering cost	—	465,001	59,851
Right-of-use assets – operating lease	1,823,483	684,418	88,093
Other non-current assets	58,960	—	—
TOTAL NON-CURRENT ASSETS	2,466,162	1,780,281	229,143
TOTAL ASSETS	50,859,855	79,775,553	10,268,048

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short-term loan	50,302,117	40,228,954	5,177,938
Long-term loan, current portion	1,952,990	2,569,828	330,767
Accounts payable	37,590,060	64,439,616	8,294,134
Finance lease obligation, current	77,934	80,997	10,425
Operating lease obligation, current	1,139,065	684,418	88,093
Taxes payable	1,834,290	1,624,235	209,058
Accrued expenses	4,915,761	2,487,951	320,228
Commission payable	350,645	110,633	14,240
Amount due to related party	1,568,646	6,006	773
Contract liabilities	3,717,929	1,226,534	157,869
Other payable	994,535	823,580	106,004
TOTAL CURRENT LIABILITIES	104,443,972	114,282,752	14,709,529

NON-CURRENT LIABILITIES
Long-term loan, non-current	6,659,177	7,782,965	1,001,759
Finance lease obligation, net of current portion	108,516	27,622	3,555
Operating lease obligation, net of current portion	684,418	—	—
TOTAL NON-CURRENT LIABILITIES	7,452,111	7,810,587	1,005,314
TOTAL LIABILITIES	111,896,083	122,093,339	15,714,843

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary Shares, US$1.00 par value, 50,000 Ordinary Shares authorized, and 1,000 Ordinary Shares issued and outstanding as of September 30, 2023 and 2024, respectively	7,831	7,831	1,008
Additional paid-in capital	2,169	11,692,169	1,504,919
Accumulated losses	(61,046,228)	(54,017,786)	(6,952,722)
TOTAL SHAREHOLDERS’ DEFICIT	(61,036,228)	(42,317,786)	(5,446,795)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	50,859,855	79,775,553	10,268,048

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	For the Years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUE
Sales of products	119,097,976	221,238,043	28,475,930

OPERATING EXPENSES
Merchandise costs	(107,284,282)	(188,757,892)	(24,295,354)
Selling, general and administrative expenses	(33,545,670)	(24,887,221)	(3,203,277)
Total operating expenses	(140,829,952)	(213,645,113)	(27,498,631)

INCOME (LOSS) FROM OPERATIONS	(21,731,976)	7,592,930	977,299

INTEREST INCOME (EXPENSE) AND OTHER INCOME (EXPENSE)
Interest expense, net	(3,057,359)	(3,399,000)	(437,491)
Gain (loss) from foreign currency exchange	(84,123)	564,916	72,711
Government grants	108,800	—	—
Other income – litigation settlement	—	4,456,253	573,572
Other income	—	427,696	55,049
Bank charge	(789,692)	(994,430)	(127,995)
Other expense	(728,000)	(58,964)	(7,588)
Total interest and other income (expense), net	(4,550,374)	996,471	128,258
(LOSS) INCOME BEFORE INCOME TAX PROVISION	(26,282,350)	8,589,401	1,105,557
PROVISION FOR INCOME TAXES	—	(1,560,959)	(200,914)
NET (LOSS) INCOME	(26,282,350)	7,028,442	904,643

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	1,000	1,000	1,000
EARNINGS (LOSSES) PER SHARE
Basic and diluted	(26,282)	7,028	905

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares		Share Capital	Additional paid-in capital	Accumulated Losses	Total Shareholders’ Deficit
	No. of Shares	Par Value
		HKD	HKD	HKD	HKD	HKD
BALANCE, September 30, 2022	1,000	7.83	7,831	2,169	(25,763,878)	(25,753,878)
Net loss	—	—	—	—	(26,282,350)	(26,282,350)
Dividends distribution*	—	—	—	—	(9,000,000)	(9,000,000)
BALANCE, September 30, 2023	1,000	7.83	7,831	2,169	(61,046,228)	(61,036,228)
Net income	—	—	—	—	7,028,442	7,028,442
Dividends distribution*	—	—	—	—	—	—
Group restructuring – injection of operating subsidiary	—	—	—	11,690,000	—	11,690,000
BALANCE, September 30, 2024	1,000	7.83	7,831	11,692,169	(54,017,786)	(42,317,786)
BALANCE, September 30, 2024 (US$)			1,008	1,504,919	(6,952,722)	(5,446,795)

____________

*        The Company has accounted for advance to certain shareholder as a reduction of in capital in the form of dividends.

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash flows from operating activities
Net (loss) income	(26,282,350)	7,028,442	904,643

Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Depreciation of plant and equipment	136,290	61,128	7,868
Amortization of right-of-use asset	1,328,014	1,139,065	146,611
Provision for expected credit losses accounts	8,505,786	638,940	82,239
Loss (gain) from unrealized foreign currency translation	84,123	(564,916)	(72,711)
Changes in operating assets and liabilities:
Accounts receivables	18,585,959	(29,331,787)	(3,775,345)
Prepayments	(4,449,216)	2,306,417	296,863
Deposits	324,528	(108,271)	(13,936)
Other current assets	727,146	64,060	8,245
Other non-current assets	(58,960)	58,960	7,589
Accounts payable	(346,077)	26,849,556	3,455,853
Taxes payables	(819,243)	(210,055)	(27,037)
Accrued expenses	4,821,459	(2,427,810)	(312,488)
Commission payable	149,254	(240,012)	(30,892)
Contract liabilities	(5,586,315)	(2,491,395)	(320,672)
Operating lease obligation	(1,328,014)	(1,139,065)	(146,611)
Other payable	519,395	(170,955)	(22,004)
Net cash (used in) provided by operating activities	(3,688,221)	1,462,302	188,215

Cash flows from investing activities
Purchase of property and equipment	(168,163)	—	—
Proceeds from amount due from related party	9,926,023	—	—
Repayment of amount due from related party	—	(6,331,937)	(814,995)
Additional capital contribution from shareholders	—	11,690,000	1,504,640
Net cash provided by investing activities	9,757,860	5,358,063	689,645

Cash flows from financing activities
Proceeds from loans	150,329,366	199,810,531	25,717,958
Repayment of loans	(156,598,541)	(207,578,151)	(26,717,741)
Repayment of finance lease	(193,613)	(77,831)	(10,018)
Dividend payments	(9,000,000)	—	—
Deferred initial public offering cost	—	(465,001)	(59,851)
Repayment of amount due to related party	—	(1,562,640)	(201,130)
Proceeds from amount due to related party	1,568,646	—	—
Net cash used in financing activities	(13,894,142)	(9,873,092)	(1,270,782)
Change in cash	(7,824,503)	(3,052,727)	(392,922)
Effect of foreign exchange on cash	—	—	—
Cash at the beginning of the year	15,735,843	7,911,340	1,018,282
Cash at the end of the year	7,911,340	4,858,613	625,360

Supplementary cash flow information
Cash paid for income tax	819,243	1,771,014	227,950
Cash paid for interest expense	3,855,461	3,404,653	438,219

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease obligation	2,285,649	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

JM Group Limited (the “Company” or “JM Group”) is a holding company incorporated on May 27, 2024 under the British Virgin Islands (“BVI”) law. The Company has no substantial operations other than holding all of the outstanding share capital of JM Manufacturing (HK) Limited (“JM Manufacturing”), a Hong Kong Company incorporated on June 17, 2016. The Company, through JM Manufacturing, is engaged in the sourcing and wholesaling of toys, gifts, household products and other products for international brand owners. The Company’s headquarter is located in Hong Kong, China. All of the Company’s business activities are carried out by JM Manufacturing.

On May 27, 2024 completed a reorganization of JM Manufacturing under common control of its then existing shareholders, who collectively owned all of the equity interests of JM Group prior to the reorganization. JM Group and JM Manufacturing are under common control which results in the consolidation of JM Manufacturing at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of JM Group.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
JM Group Limited (the “Company” or “JM Group”)	• A BVI company • Incorporated on May 27, 2024	—	Investment holding

JM Manufacturing (HK) Limited (“JM Manufacturing”)	• A Hong Kong company • Incorporated on June 17, 2016	100% owned by JM Group	Engaged in the sourcing and wholesaling of toys, gifts, household products, and other products

Note 2 — Liquidity and going concern

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP which contemplates continuation of the Company on a going concern basis. The going concern basis assumes that assets are realized, and liabilities are settled in the ordinary course of business at amounts disclosed in the consolidated financial statements. The Company’s ability to continue as a going concern depends upon its ability to sell of its customized products in the US to generate positive operating cash flows. As of September 30, 2024, the Company’s working capital deficit was HKD36,287,480 (US$4,670,624). The factor raises substantial doubt as to whether the Company will be able to continue as a going concern.

The Company is attempting to commence operations and generate sufficient revenue, and borrow money from financial institutions; however, the Company’s cash position may not be sufficient to support the Company’s daily operations. Management intends to raise additional funds by way of a private or public offering to alleviate working capital pressure. Additionally, management intends to negotiate extended credit periods with suppliers and to request prepayments or milestone payments from customers, if feasible. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions have been eliminated upon consolidation.

Risks and uncertainties

Economic and political risks

The Company’s operations are mainly conducted in Hong Kong. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Hong Kong.

The Company’s operations in Hong Kong are subject to special considerations and significant risks. These include risks associated with, among others, the political, economic, and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Liquidity Risk

The Company is also exposed to liquidity risk which is the risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Inflation Risk

Management monitors changes in price levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of raw materials and labor that cannot be passed to the Company’s customers could adversely impact Company’s results of operations.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with the U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses, useful lives of property and equipment, the impairment of long-lived assets, uncertain income tax positions, and implicit interest rate of operating and finance leases. Actual results could differ from those estimates.

Foreign currency translation

The Company uses Hong Kong dollars (“HKD”) as its reporting currency. The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is HKD, which is its respective local currency based on the criteria of ASC 830, “Foreign Currency Matters”.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of income (loss) during the year in which they occur.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows from HKD into US$ as of and for the year ended September 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.7693, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2023 and 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments, respectively.

Cash

Cash mainly represents cash on hand, cash in the bank and demand deposits placed with financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal or use. As of September 30, 2023, and 2024, the Company had HKD7,911,340 and HKD4,858,613(US$625,360) in cash, respectively. The Company maintains all its bank accounts in Hong Kong.

Accounts receivables and allowance for expected credit losses

Accounts receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts overdue by 60 to 120 days.

The Company make estimates of expected credit and collectability trends for the allowance for credit losses and allowance for unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivables balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. The provision is recorded against accounts receivables balances, with a corresponding charge recorded

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

in the consolidated statements of income (loss). Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

Allowance for expected credit losses accounts was HKD17,515,679 and HKD18,154,619 (US$2,336,712) as of September 30, 2023 and 2024, respectively.

Accounts receivable that are factored out to banks with recourse to the Company are not derecognized until the recourse period has expired and the risks and rewards of the receivables have been fully transferred. The corresponding cash received from the banks is recorded as a short-term loan. Any fee incurred to effect factoring is net-off against short-term loan and taken to the income statement over the period of factoring using the effective interest method.

The Company from time to time may factor accounts receivables due from certain high credit quality customers to factoring house, on a recourse basis, in exchange of a loan equal to approximately 90% of the face value of the receivables in exchange for immediate cash proceeds for use in operations.

Factoring liability

On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivables of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells accounts receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obligated to bear the default risk of the transferred accounts receivable but is liable for the losses incurred on any business dispute.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans. See Note 14 for disclosure of short-term loan.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivables in cash flows from operating activities and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of September 30, 2023 and 2024, the Company has balance of factoring arrangement against HKD22,897,929 and HKD22,675,250 (US$2,187,571) of accounts receivables, respectively.

As at September 30, 2023
Purchase of Accounts Receivables	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,897,929	89,225,679	91,739,595	7.9% to 8.0%
As at September 30, 2024
Purchase of Accounts Receivables	Total principal amount outstanding	Accounts receivables transferred	Amount derecognized	Interest rate range
	HKD	HKD	HKD
Standard Chartered	22,675,250	128,813,127	129,035,806	7.3% to 8.0%

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Prepayments

Prepayments mainly consist of prepayments to manufacturers. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of September 30, 2023 and 2024, no allowance was deemed necessary.

Deposits

Deposits paid by the company represent amounts paid in advance for utility, rental or other contractual obligations. These amounts are refundable and bear no interest. As of September 30, 2023 and 2024, no allowance was deemed necessary.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:

Useful Life
Office equipment	5 years
Office furniture and fixtures	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment, is reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2023 and 2024, no impairment of long-lived assets was recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the income statement over the period of the borrowings using the effective interest method. Borrowings which are due to be settled within twelve months after the balance sheet date are included in short-term loan in the balance sheet even though the original term was for a period longer than twelve months and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the balance sheet date and before the financial statements are authorized for issue. Other borrowings due to be settled more than twelve months after the balance sheet date are included in long-term loan in the balance sheet.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Accounts payables

Trade payables are initially measured at fair value, and subsequently measured at amortized cost, using the effective interest method.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the Finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation, and a portion is recognized as interest expenses.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, current and non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease obligation represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to October 1, 2021 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Contract Liabilities

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain products, customers are required to pay before the goods or services are delivered. The Company recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it delivers the goods in advance of receiving consideration and if it has the unconditional right to receive consideration. The Company did not have any capitalized contract cost as of September 30, 2023 and 2024.

Contract liabilities are recognized if the Company receives consideration in advance of performance, which is mainly in relation to emerging and other goods or services. The Company expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. As of September 30, 2023 and 2024, the contract liabilities of the Company amounted to HKD3,717,929 and HKD1,226,534 (US$157,869), respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Revenue Recognition

Revenue from contracts with customers is recognized using the five-step model defined by ASC Topic 606 requires the Company to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

The Company currently generates its revenue through trading of gifts, toys, and household products and other products through distribution network to the US market. Currently, the Company sells its products through sourcing and wholesale customers. The Company sells goods under Free On Board (“FOB”) shipping point term, and revenue is recognized when product is loaded on the ships and control is deemed as transferred. Typical payment terms set forth in the invoice are within 60 days and factoring loan of accounts receivables are within 120 days.

The Company is the principal for the majority of its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customer, and has pricing discretion.

Merchandise costs

Merchandise costs of gifts, toys, and household products and other products, which are directly related to revenue-generating transactions, primarily consist of cost of purchasing of products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of bad debts, entertainment & commission, and general administrative expenses such as of employee costs, rental expenses, management fee, legal and professional fees and other miscellaneous administrative expenses.

Employee Benefit

Hong Kong Employment Ordinance (“The Ordinance”) provides that an employee employed under a continuous employment contract for a period of one month or more immediately preceding a sickness day is entitled to sickness allowance if (1) the sick leave taken is not less than four consecutive days; (2) the sick leave taken is supported by an appropriate medical certificate; and (3) the employee has accumulated sufficient number of paid sickness days. The daily rate of sickness allowance is a sum equivalent to four-fifths of the average daily wages earned by an employee in the 12-month period preceding the first sickness day.

The Ordinance also provides that an employee is entitled to 14 statutory holidays regardless of his or her length of services. Holiday pay should be paid to the employee whose continuous employment contract is not less than three months immediately preceding a statutory holiday is entitled to the holiday pay.

An employee is entitled to a paid annual leave after having been employed under a continuous employment contract for every 12 months. An employee’s paid annual leave increases progressively from seven days to a maximum of 14 days in accordance with his or her length of employment.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their relevant employees in Mandatory Provident Fund Schemes. Relevant employees are employees aged 18 to 64 and have been employed in any industry for a continuous period of 60 days or more and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Under Hong Kong Mandatory Provident Fund Schemes Ordinance, an employer shall enroll their regular employees in Mandatory Provident Fund Schemes. Regular employees are employees aged 18 to 64 and have been employed in any industry for a continuous period of 60 days or more and have been employed for consecutive 60 days or more. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income between HKD7,000 and HKD30,000 and HKD1,500 of the employee’s monthly income over HKD30,000.

Government Grants

Government grants which is amount granted by local government authorities as an incentive for companies to develop, upgrade and restructure operation, promote domestic sales and enhance competitiveness and facilitate business development. The Company receives government grants related to government sponsored projects and records such government grants as a liability when they are received. The Company records government grants in interest income (expense) and other income (expense). Total government grants amounted to HKD108,800 and nil for the years ended September 30, 2023 and 2024, respectively.

Income taxes

The Company is not subject to tax on income or capital gains under the current laws of the British Virgin Islands. In addition, upon payments of dividends by the Company and the Company’s subsidiary in Hong Kong, JM Manufacturing to the Company’s shareholders, no British Virgin Islands withholding tax will be imposed.

JM Manufacturing is incorporated in and carry trade and business in Hong Kong and is subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The charge for taxation is based on actual results for the year as adjusted for items that are non-assessable or disallowed; and it is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The Company is not currently subject to tax in the British Virgin Islands.

Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company incurred a tax penalty related to the underpayment of income taxes for the prior years 2018, 2019, 2020, 2021, and 2022. A penalty related to income taxes was incurred, amounting to HKD728,000 and HKD956,792 (US$123,150) for the year ended September 30, 2023 and 2024, respectively. The penalty related to income taxes was wholly settled on September 29, 2023 and April 22, 2024, respectively.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2023 and 2024, there were no dilutive shares.

Concentration of Risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivables primarily comprise of amounts receivables from the service customers. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service customers. The Company establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of September 30, 2023, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one is a distributor that represents and sells brands of manufactured products from the Hong Kong to abroad, accounted for 58% and 32% of the Company’s total accounts receivables, respectively. As of September 30, 2024, two major customers, one of the customers is a distributor that represents and sells brands of well-known manufactured products from the US and abroad and the other one is a distributor that represents and sells brands of manufacturers from the Hong Kong to abroad, accounted for 50% and 40% of the Company’s total accounts receivables, respectively.

For the year ended September 30, 2023, one major customer, who is a distributor represent and sell brands of well-known manufactures from the US and abroad, accounted for 83% of the Company’s total revenues. For the year ended September 30, 2024, two major customers, one is a distributor represent and sell brands of well-known manufactures from the US and abroad, and other one is a distributor represent and sell brands of manufactures from Hong Kong to abroad, accounted for 69% and 24% of the Company’s total revenues respectively.

Concentration of manufacturers

As of September 30, 2023, four manufacturers accounted for 20.6%, 16.1%,11.1% and 10.2% of the total balance of accounts payables, respectively. As of September 30, 2024, four manufacturers accounted for 16.7%, 9.5%,9.5% and 9.4% of the total balance of accounts payables, respectively.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

For the year ended September 30, 2023, three manufacturers accounted for 18.2%, 14.2% and 10.4% of our total purchases, respectively. For the year ended September 30, 2024, three manufacturers accounted for 16.6%, 10.7% and 9.2% of our total purchases, respectively.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

Deferred initial public offering (“IPO”) cost

Pursuant to ASC 340-10-S99-1, IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, and the SEC filing and print related costs. As of December 31, 2023, the Company did not initiate its IPO. During the fiscal year ended December 31, 2024, the Company recorded a charge of HKD 465,001 ($59,851) related to the IPO. As of December 31, 2023 and 2024, the Company had capitalized deferred IPO costs of nil and HKD 465,001 ($59,851), respectively.

COVID-19 and World Unrest

The global outbreak of the coronavirus disease 2019 (COVID-19) was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020. This negatively affected the U.S. and global economy, disrupted global supply chains, significantly restricted travel and transportation, resulted in mandated closures and orders to “shelter-in-place” and created significant disruption of the financial markets. While the U.S. national emergency expired in May 2023 and substantially all closures and “shelter-in-place” orders have ended, there can be no assurance that the COVID-19 pandemic will not impact the Company’s operational and financial performance in the future, as the duration and spread of the pandemic and related actions taken by U.S. and foreign government agencies to prevent disease spread are uncertain, out of the Company’s control, and cannot be predicted.

World unrest due to wars and terrorist attacks have led to further economic disruptions. Mounting inflationary cost pressures and recessionary fears have negatively impacted the global economy. Since mid-2022, the U.S. Federal Reserve has addressed elevated inflation by increasing interest rates, as inflation remains elevated. Given current market conditions, the Company may be unable to access the capital markets, and additional capital may only be available to the Company on terms that could be significantly detrimental to the Company’s existing stockholders and to the Company’s business.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies and Practices (cont.)

In October 2023, the FASB issued ASU 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” This amendment incorporates certain U.S. Securities and Exchange Commission (SEC) disclosure requirements into the FASB Accounting Standards Codification. The amendments in the ASU are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. For all other entities, the amendments will be effective two years later. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company does not expect the adoption of ASU 2023-06 to have a material impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures. The amendment requires entities to report a measure of segment profit or loss that the chief operating decision maker uses to assess segment performance and make decisions about allocating resources. The amendment also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosure under certain circumstances. The amendment does not change or remove those disclosure requirements and also does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. This amendment is effective for the Company’s consolidated financial statements issued for annual periods beginning after December 15, 2023. Early adoption is permitted. There was no material impact to the Company’s consolidated financial statements upon adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This new guidance is effective for the Company for its fiscal years beginning after December 15, 2024. The Company does not expect a significant impact to the combined financial statements upon adoption.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures” which primarily requires disaggregated disclosure of certain expense categories in the notes to the financial statements on an annual and interim basis. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and the Company is currently assessing the impact of adoption.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income (Loss) and consolidated statements of cash flows.

Note 4 — Revenue

Effective October 1, 2021, the Company adopted ASC Topic 606, Revenue from Contracts with Customers, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after October 1, 2021 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenues remains substantially unchanged. There was no cumulative effect adjustments made to the contracts in place prior to October 1, 2021. The effect from the adoption of ASC Topic 606 was not material to the Company’s consolidated financial statements.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Revenue (cont.)

Revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Control is the ability to direct the use of and obtain substantially all of the remaining benefits from the specified goods and services.

Factoring liability

On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivables of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells account receivables to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obligated to bear the default risk of the transferred accounts receivable but is liable for the losses incurred on any business dispute.

The factoring is not treated as a sale in accordance with ASC 860 “Transfers and Servicing” but as a secured borrowing. Such borrowings are presented as short-term loans.

The Company reports the cash flows attributable to the sale of receivables to third parties and the cash receipts from collections made on behalf of and paid to third parties, on a gross basis as trade accounts receivables in cash flows from operating activities and payment of loans in cash flow from financing activities in the Company’s consolidated statement of cash flows.

As of September 30, 2023 and 2024, the Company has balance of factoring arrangement against HKD 22,897,929 and HKD22,675,250 (US$2,918,571) of accounts receivable, respectively.

The following table present the Company’s revenue disaggregated by product categories for the years ended September 30, 2023 and 2024, respectively:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Sales of products
Clothing, shoes and accessories	2,432,141	57,038,708	7,341,550
Home and tools	2,968,120	13,853,892	1,783,158
Personal care	2,193,144	11,130,763	1,432,660
School, office and art supplies	5,912,160	6,678,500	859,601
Seasonal décor and party supplies	37,465,982	44,845,862	5,772,188
Sports and outdoors	29,332,638	54,740,198	7,045,705
Toys and games	38,384,591	32,950,120	4,241,068
Others	409,200	—	—
Total	119,097,976	221,238,043	28,475,930

Note 5 — ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Accounts receivables	43,886,815	73,218,601	9,424,092
Less: allowance for expected credit losses	(17,515,679)	(18,154,619)	(2,336,712)
Accounts receivables, net	26,371,136	55,063,982	7,087,380

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — ACCOUNTS RECEIVABLES, NET (cont.)

Movements of allowance for expected credit losses are as follows:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Allowance for expected credit losses, beginning balance	(9,454,901)	(17,515,679)	(2,254,473)
Addition	(8,505,786)	(638,940)	(82,239)
Write-off	445,008	—	—
Allowance for expected credit losses, ending balance	(17,515,679)	(18,154,619)	(2,336,712)

As of the end of each of the financial year, the aging analysis of accounts receivables, net of allowance for expected credit losses, based on the due date is as follows:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Not past due	23,226,430	45,564,078	5,864,631
Up to 60 days	2,151,000	9,499,904	1,222,749
61 to 120 days	31,080	—	—
121 to 180 days	86,378	—	—
Over 180 days	876,248	—	—
Total accounts receivables, net	26,371,136	55,063,982	7,087,380

As of the report date, the Company had been subsequently collected 100% and 53% of the outstanding balance for overdue as of September 30, 2023 and 2024, respectively. Management assessed that a portion of the balance was still recoverable given the ongoing business relationship with the client; however, the time of recovery is expected to be greater than one operating period.

Note 6 — PREPAYMENTS

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Prepayment, current	13,313,016	11,006,599	1,416,678
	13,313,016	11,006,599	1,416,678

The prepayment is mainly related to the trade deposit paid, which amounted to HKD13,313,016 and HKD11,006,599 (US$1,416,678) as of September 30, 2023 and 2024, respectively. The trade deposit is an advance payment made by the Company to the manufacturers for goods or services that will be received in the future. This payment serves as a security or partial payment for the upcoming delivery.

Note 7 — DEPOSITS

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Deposit, non-current	408,032	516,303	66,454
	408,032	516,303	66,454

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — OTHER ASSETS

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Other receivables	80,713	16,653	2,143
Total other current assets	80,713	16,653	2,143

Others	58,960	—	—
Total other non-current assets	58,960	—	—
Total other assets	139,673	16,653	2,143

Note 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Office equipment	71,522	71,522	9,206
Office furniture and fixtures	135,825	135,825	17,482
Motor vehicles	549,900	549,900	70,779
Leasehold improvement	87,600	87,600	11,275
Subtotal	844,847	844,847	108,742
Less: accumulated depreciation	(669,160)	(730,288)	(93,997)
Property and equipment, net	175,687	114,559	14,745

Depreciation expenses recognized for the years ended September 30, 2023 and 2024 amounted to HKD136,290 and HKD61,128 (US$7,868), respectively.

No impairment loss had been recognized during the years ended September 30, 2023 and 2024, respectively.

Note 10 — ACCRUED EXPENSES

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Accrued expenses	4,915,761	2,487,951	320,228
	4,915,761	2,487,951	320,228

The accrued expenses primarily consist of the employee costs, professional fees and audit fees that have been incurred by the Company during the reporting period but have not yet been paid as of September 30, 2023 and 2024.

Note 11 — COMMISSION PAYABLE

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Commission payable	350,645	110,633	14,240
	350,645	110,633	14,240

The commission payable represents amounts owed to sales representatives, agents, or other parties as compensation for services rendered in connection with sales transactions.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER PAYABLE

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Other payable	994,535	823,580	106,004
	994,535	823,580	106,004

Other payable are primarily related to disputed payables to manufacturers, renovation costs, payroll expense payable, and tax penalties.

Note 13 — CONTRACT LIABILITIES

Movement in contract liabilities, consistent of the following:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
At the beginning	9,304,244	3,717,929	478,541
Receipt from the customer	3,999,390	10,809	1,391
Revenue recognized during the year	(9,585,705)	(2,502,204)	(322,063)
At the end	3,717,929	1,226,534	157,869

Note 14 — LOANS

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Total bank loans	58,914,284	50,581,747	6,510,464
Less: current portion of bank loans	(52,255,107)	(42,798,782)	(5,508,705)
Bank loans – non-current, net	6,659,177	7,782,965	1,001,759

Outstanding balances of loans consist of the following:

As of September 30, 2023	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	HKD
Standard Chartered Bank	22,897,929	N. A	7.9% – 8.0%	(b)
Standard Chartered Bank	7,926,385	January 11, 2024	8.7% – 8.9%	N. A
Bank of China	2,183,334	December 14, 2023	7.55%	N. A
Standard Chartered Bank	3,145,548	November 20, 2023	5.38%	N. A
Standard Chartered Bank	3,148,921	November 22, 2023	5.38%	N. A
Standard Chartered Bank	3,000,000	March 19, 2024	3% – 3.38%	N. A
Standard Chartered Bank	3,000,000	March 28, 2024	3% – 3.38%	N. A
Bank of China	1,000,000	November 13, 2023	6.4% – 7.8%	N. A
Bank of China	2,000,000	December 06, 2023	6.4% – 7.8%	N. A
Bank of China	1,000,000	December 07, 2023	6.4% – 7.8%	N. A
Bank of China	1,000,000	February 01, 2024	6.4% – 7.8%	N. A
Standard Chartered Bank	2,812,500	November 16, 2025	2.75% – 3.63%	N. A
Standard Chartered Bank	5,799,667	September 29, 2031	1.8% – 7.4%	(a)
Total bank loans	58,914,284
Less: current portion of bank loans	(52,255,107)
Bank loans – non-current	6,659,177
Total bank loans (US$)	850,377

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — LOANS (cont.)

As of September 30, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	HKD
Standard Chartered Bank	22,675,250	N. A	7.3% – 8.0%	(b)
Bank of China	290,574	October 08, 2024	7.05%	N. A
Standard Chartered Bank	1,565,125	October 07, 2024	5.13% – 5.38%	N. A
Standard Chartered Bank	3,131,776	October 23, 2024	5.13% – 5.38%	N. A
Standard Chartered Bank	1,566,229	October 28, 2024	5.13% – 5.38%	N. A
Standard Chartered Bank	3,000,000	October 23, 2024	3.63% – 3.88%	N. A
Standard Chartered Bank	3,000,000	October 30, 2024	3.63% – 3.88%	N. A
Standard Chartered Bank	1,562,500	December 15, 2025	3.13% – 3.63%	N. A
Standard Chartered Bank	5,096,677	October 31, 2031	1.81% – 7.27%	N. A
Standard Chartered Bank	3,693,616	April 20, 2029	3.13% – 3.63%	N. A
Bank of China	1,000,000	October 14, 2024	5.97% – 6.85%	N. A
Bank of China	2,000,000	October 07, 2024	6.14% – 6.80%	N. A
Bank of China	1,000,000	October 07, 2024	6.14% – 6.80%	N. A
Bank of China	1,000,000	October 02, 2024	6.19% – 6.69%	N. A
Total bank loans	50,581,747
Less: current portion of bank loans	(42,798,782)
Bank loans – non-current	7,782,965
Total bank loans (US$)	6,510,464

____________

(a)      A guarantee executed by the director, Mr. Ting Chun Kwok Stanley, for an unlimited amount in respect of the obligations of the Company.

(b)      On July 14, 2017, the Company entered into a factoring agreement with Standard Chartered Bank to sell the accounts receivables of the Company’s customers with total limits of HKD28,000,000. Under the agreement, when the Company sells account receivable to Standard Chartered Bank, the bank prepays approximately 90% of accounts receivable to the Company. The Company is obligated to bear the default risk of the transferred accounts receivables but is liable for the losses incurred on any business dispute.

Note 15 — TAXES

Income tax

British Virgin Islands

The Company is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

JM Manufacturing is incorporated in Hong Kong and is subject to the two-tiered profits tax system applies to tax years commencing on or after 1 April 2018. Companies can choose to adopt a two-tiered profits tax system, which is 8.25% on assessable profits up to HKD2,000,000; and 16.5% on any part of assessable profits over HKD2,000,000. Under Hong Kong tax law, JM Manufacturing is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — TAXES (cont.)

Taxation in the statement of income represents:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Hong Kong profits tax provision for the year:
Current	—	1,560,959	200,914
Deferred	—	—	—
	—	1,560,959	200,914

The following table reconciles Hong Kong statutory rates to the Company’s effective tax rate:

	For the years ended September 30,
	2023	2024	2024
	HKD	HKD	US$
(Loss)/Income before tax	(26,282,350)	8,589,401	1,105,557
Income tax expense computed at statutory rate	—	1,485,832	191,244
Reconciling items:
Non-deductible items in Hong Kong	(8,769)	78,127	10,056
Tax credit	—	(3,000)	(386)
Effective income tax expenses	—	1,560,959	200,914

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2023 and 2024, the Company did not have any unrecognized tax benefits. For the years ended September 30, 2023 and 2024, the Company had no unrecognized tax benefits.

Note 16 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Ting Chun Kwok Stanley (“Mr. Ting”)	Controlling shareholder, Chief Executive Officer and Chairman of the Company and Executive Director of JM Manufacturing (HK) Limited, and Director of JM Group Limited
JMJM Limited	100% shareholding owned by Mr. Kin Zheng, a CFO of the Company and of JM Manufacturing (HK) Limited
Uniqloop Hong Kong Limited

25% shareholding owned by Mr. Ting (Chief Executive Officer), 25% shareholding owned by Mr. Ivan Chan (COO) and 10% shareholding owned by Mr. Kin Zheng (CFO) of the Company and of JM Manufacturing (HK) Limited

Tooti & Beyond Limited	100% shareholding owned by Mr. Ivan Chan, a COO of the Company and of JM Manufacturing (HK) Limited

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Related party balances and transactions (cont.)

a.      Amount due from a related party

Name of related party	Relationship	Nature of transactions	As of September 30,
			2023	2024	2024
			HKD	HKD	US$
Mr. Ting	Mr. Ting is a director of JM Manufacturing (HK) Limited and JM Group Limited	The receivable represented payments made on behalf of the director and shareholder by JM Manufacturing (HK) Limited. The amount was wholly settled in cash subsequently on April 3, 2025.	—	7,049,425	907,344
JMJM Limited	100% owned by Mr. Kin Zheng	Payments made on behalf of the CFO by the entity for operating purpose. The amount was wholly transferred to Stanley on 30 Sep 2024.	329,073	—	—
Uniqloop Hong Kong Limited	25% owned by Mr. Ting, 25% owned by Mr. Ivan Chan, 10% owned by Mr. Kin Zheng	Payments made on behalf of the COO and shareholder by the entity for operating purpose. The amount was wholly settled in cash subsequently on August 22, 2024.	67,117	—	—
Tooti & Beyond Limited	100% owned by Mr. Ivan Chan	Payments made on behalf of the COO and shareholder by the entity for operating purpose. The amount was wholly transferred to Stanley on 30 Sep 2024.	321,298	—	—
		Total	717,488	7,049,425	907,344

b.      Accounts amount due to related party

Due to a related party consisted of the following:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Name of related party
Mr. Ting(1)	(1,568,646)	(6,006)	(773)
Total	(1,568,646)	(6,006)	(773)

____________

(1)      On September 25, 2024, the Company entered into a debt waiver agreement with Mr. Ting, a director and shareholder of the Company, for the waiver of debt totaling HKD1,568,646 (US$200,316) by Mr. Ting.

Note 17 — EQUITY

Ordinary shares

The Company was incorporated in the British Virgin Islands on May 27, 2024, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares of US$1.00 each.

On May 27, 2024, to facilitate the initial public offering and as part of the step of the Company’s reorganization process, 1,000 ordinary shares of the Company were issued to the participating shareholders on a pro rata basis in connection with the restructuring of the Company at par value of US$1.00.

On September 24, 2024, the shareholders of the Company contribute a total of 11,690,000HKD in proportion to its wholly-owned Hong Kong subsidiary, JM Manufacturing (HK) Limited, to increase the subsidiary’s share capital from 10,000HKD to 11,700,000 HKD without insurance of additional ordinary shares by the subsidiary.

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — EQUITY (cont.)

All shares rank equally with regard to the Predecessor’s residual assets. The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Predecessor.

Dividend

The Company has accounted for advance to certain shareholder as a reduction of in capital in the form of dividends.

During the year ended September 30, 2024, the Company didn’t declare and paid any dividend to its shareholders.

During the year ended September 30, 2023, the Company declared and paid HKD9,000,000 (US$1,149,308) to its shareholders on October 31, 2022. The dividend per share was HKD900 (US$115).

Note 18 — COMMITMENTS AND CONTINGENCIES

Operating lease

The Company entered into various non-cancellable operating lease agreements for certain leasehold properties. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms may include one or more options to extend the lease terms, for periods from one to three years, when it is reasonably certain that the Company will exercise that option.

As of September 30, 2024, the options to extend the leases were recognized as ROU assets — operating leases and operating lease obligation on the consolidated balance sheets. The Company has elected not to present short-term leases on the consolidated balance sheets as these leases have a lease term of 12 months or less at lease inception.

The following table shows amounts recognized in the consolidated balance sheet:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Operating right-of-use assets	1,823,483	684,418	88,093

Operating lease obligation
Current	1,139,065	684,418	88,093
Non-current	684,418	—	—
	1,823,483	684,418	88,093

The following table shows the remaining contractual maturities of the Company’s operating lease obligation as of September 30, 2024:

Twelve months ending September 30,	HKD	US$
2025	693,000	89,197
2026	—	—
2027	—	—
2028	—	—
Thereafter	—	—
Total future lease payment	693,000	89,197
Less: imputed interest	(8,582)	(1,104)
Present value of operating lease obligation	684,418	88,093
Operating lease obligation, current portion	684,418	88,093
Operating lease obligation, net of current portion	—	—

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES (cont.)

The following summarizes other supplemental information about the Company’s operating lease as of September 30, 2024:

Weighted average discount rate (per annum)	3.750%
Weighted average remaining lease term (years)	0.58 years

Finance lease

The Company has entered into various non-cancellable finance lease agreements for certain Company’s vehicles. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

Finance leases are included in property and equipment and current and non-current finance lease obligation on the consolidated balance sheets.

The following table shows amounts recognized in the consolidated balance sheet:

	As of September 30,
	2023	2024	2024
	HKD	HKD	US$
Finance lease obligation
Current	77,934	80,997	10,425
Non-current	108,516	27,622	3,555
	186,450	108,619	13,980

The following table shows the remaining contractual maturities of the Company’s finance lease obligation as of September 30, 2024:

Twelve months ending September 30,	HKD	US$
2025	83,484	10,745
2026	27,828	3,582
2027	—	—
2028	—	—
Thereafter	—	—
Total future lease payment	111,312	14,327
Less: imputed interest	(2,693)	(347)
Present value of finance lease obligation	108,619	13,980
Finance lease obligation, current portion	80,997	10,425
Finance lease obligation, net of current portion	27,622	3,555

The following summarizes other supplemental information about the Company’s finance lease as of September 30, 2024:

Weighted average discount rate (per annum)	4.03%
Weighted average remaining lease term (years)	1.33 years

JM GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES (cont.)

Litigation with Spin-Ball, LLC (Case Number 8:2023cv02743)

This case was initiated by the filing of a complaint on December 1, 2023 against several defendants, including the Company, alleging patent infringement, trade dress infringement and unfair competition in violation of the laws of the United States and the State of Florida. Damages are unspecified. The case was settled, and settlement payment was paid by the Company in July 2024, and subsequently the Company claimed the amount HKD4,456,253 (US$573,572) with its supplier.

Note 19 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that from September 30, 2024 up through April 10, 2025, which is the date that these consolidated financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these consolidated financial statements, other than disclosed below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

JM Group’s memorandum and articles of association, which became effective on [•], 2024, empowers JM Group to indemnify JM Group’s directors and officers against certain liabilities they incur by reason of their being a director or officer of JM Group.

JM Group has also entered into indemnification agreements with each of JM Group’s directors and executive officers in connection with this offering, the form of which is filed as Exhibit [•]to this registration statement. Under these agreements, JM Group has agreed to indemnify JM Group’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of JM Group.

The underwriting agreement in connection with this offering also provides for indemnification of JM Group and JM Group’s officers, directors or persons controlling JM Group for certain liabilities.

JM Group intends to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of JM Group arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to acquire our ordinary shares) that were not registered under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Restricted Ordinary Shares
Shareholders of JM Manufacturing HK(1)	May 27, 2024	1,000 restricted Ordinary Shares	Proportional holding of the shares of JM Manufacturing HK by each of its shareholders

____________

(1)      pursuant to the Share Exchange Agreement in connection with restructuring in preparation for the offering. See “Corporate History and Structure” on page 60 of this prospectus for further details.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that No statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Underwriting Agreement
3.1+	Memorandum and Articles of Association
4.1+	Specimen Certificate for Ordinary Shares
5.1+	Opinion of Ogier regarding the validity of the Ordinary Shares being registered
8.1+	Opinion of Ogier as to BVI tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement
10.2+	Form of Director Offer Letter between Rita Ting and JM Group Limited
10.3+	Form of Director Offer Letter to Independent Director Nominee
10.4+	Form of Indemnification Agreement with the Registrant’s directors and officers
14.1+	Code of Business Conduct and Ethics of the Registrant
21.1+	List of Subsidiary
23.1+	Consent of WWC, P.C., Independent Registered Public Accounting Firm
23.2+	Consent of Ogier (included in Exhibit 5.1)
23.3+	Consent of Tian Yuan Law Firm LLP (included in Exhibit 99.5)
24.1+	Power of Attorney
99.1+	Consent of Yue Chun Stephen Fung to be named as a director nominee
99.2+	Consent of Man Kit Chiu to be named as a director nominee
99.3+	Consent of Sze Wai Li to be named as a director nominee
99.4+	Opinion of Tian Yun Law Firm LLP regarding certain Hong Kong Legal Matters
99.5+	Audit Committee Charter
99.6+	Nominating and Corporate Governance Committee Charter
99.7+	Compensation Committee Charter
107+	Filing Fee Table

____________

+        To be filed by amendment

++      Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on the [•], 2025.

JM Group Limited
By:	/s/ [•]
Name: Chun Kwok Stanley Ting
Title: Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [Chun Kwok Stanley Ting] as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ [•]	Chief Executive Officer and Chairman	[•], 2025
Chun Kwok Stanley Ting	(Principal Executive Officer)
/s/ [•]	Chief Financial Officer	[•], 2025
[•]	(Principal Financial Officer)
/s/ [•]	Director	[•], 2025
[•]
/s/ [•]	Director	[•], 2025
[•]
/s/ [•]	Director	[•], 2025
[•]
/s/ [•]	Director	[•], 2025
[•]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in [•], on [•], 2025.

U.S. Authorized Representative
[•]
By:	/s/ [•]
Name: [•]
Title: [•]